As filed with the Securities and Exchange Commission on October 6, 1997
                                                     REGISTRATION NO. 333-32753

===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                              AMENDMENT NO. 4 TO

                                   FORM S-1

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                   STARTEC GLOBAL COMMUNICATIONS CORPORATION
            (Exact name of Registrant as specified in its charter)

                  MARYLAND                        4813                    52-1660985
    (State or other Jurisdiction of   (Primary Standard Industrial     (I.R.S. Employer
    Incorporation or Organization)    Classification Code Number)    Identification Number)

                               ----------------

            10411 MOTOR CITY DRIVE                               RAM MUKUNDA
              BETHESDA, MD 20817                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                (301) 365-8959                              10411 MOTOR CITY DRIVE
   (Address, Including Zip Code, and Telephone                BETHESDA, MD 20817
  Number, Including Area Code, of Registrant's                  (301) 365-8959
            Principal Executive Offices)            (Name, Address, Including Zip Code, and
                                                   Telephone Number, Including Area Code, of
                                                              Agent for Service)

                               ----------------
                                  COPIES TO:

              Thomas L. Hanley, Esq.                John L. Sullivan, III, Esq.
              Robert B. Murphy, Esq.                    David L. Kaye, Esq.
           Yolanda Stefanou Faerber, Esq.           Venable, Baetjer & Howard LLP
  Shulman, Rogers, Gandal, Pordy & Ecker, P.A.     2010 Corporate Ridge, Suite 400
              11921 Rockville Pike                        McLean, VA 22102
               Rockville, MD 20852                         (703) 760-1600
                 (301) 230-5200

                               ----------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
                                                                                      PROPOSED
                                                                                      MAXIMUM
                                                                  PROPOSED           AGGREGATE         AMOUNT OF
     TITLE OF EACH CLASS OF              AMOUNT TO BE         MAXIMUM OFFERING        OFFERING        REGISTRATION
   SECURITIES TO BE REGISTERED            REGISTERED           PRICE PER SHARE         PRICE              FEE
-----------------------------------------------------------------------------------------------------------------------

Common Stock, $.01 par value ......    2,990,000 Shares(1)        $   13.00(2)      $  38,870,000(2)    $   11,780(3)

--------------------------------------------------------------------------------
(1) Includes 390,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act.
(3)  $8,817 of the Registration Fee has been previously paid.


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                SUBJECT TO COMPLETION, DATED       , 1997


                                2,600,000 SHARES


                                     [LOGO]


                   STARTEC GLOBAL COMMUNICATIONS CORPORATION

                                  COMMON STOCK
                                 ------------



     All of the shares of common stock, par value $0.01 per share (the "Common Stock") offered hereby are being sold by Startec Global Communications
Corporation   ("STARTEC"  or  the  "Company").   Prior  to  this  offering  (the
"Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per share. For a discussion of the factors considered in determining the initial public offering price, see "Underwriting."



     Application has been made to have the shares of Common Stock approved for quotation on the Nasdaq National Market under the symbol "STGC."

                                 ------------



SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE
                    SHARES OF COMMON STOCK OFFERED HEREBY.



THESE  SECURITIES  HAVE NOT BEEN APPROVED OR  DISAPPROVED  BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                   UNDERWRITING
                     PRICE TO      DISCOUNTS AND     PROCEEDS TO
                      PUBLIC      COMMISSIONS(1)     COMPANY(2)
--------------------------------------------------------------------------------
Per Share   ......      $               $                $
Total(3)    ......      $               $                $

--------------------------------------------------------------------------------

(1) Excludes a non-accountable expense allowance payable to the Representatives of the Underwriters equal to 1% of the gross proceeds of the Offering. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $_____.



(3) The Company has granted to the Underwriters a 30-day option to purchase up to 390,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public, Underwriting Discounts and Commissions and Proceeds
    to Company will be $   , $    and $   , respectively. See "Underwriting."


                                 ------------

     The shares of Common Stock are offered by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject any order in whole or in part. It is expected that delivery of certificates representing the shares of Common Stock will be made against payment therefor at the offices of Ferris, Baker Watts, Incorporated, 1720 Eye Street, N.W., Washington, D.C., or through the Depositary Trust Company, on or about __________, 1997.

                                 ------------

     FERRIS, BAKER WATTS              BOENNING & SCATTERGOOD, INC.
            Incorporated

                The date of this Prospectus is __________, 1997

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING ENTERING INTO STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including risk factors and financial statements and notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." For definitions of certain technical and other terms used in this Prospectus, see "Glossary of Terms."



                                  THE COMPANY


     STARTEC is a rapidly growing, facilities-based international long distance carrier which markets its services to select ethnic U.S. residential communities that have significant international long distance usage. Additionally, to maximize the efficiency of its network capacity, the Company sells its international long distance services to some of the world's leading carriers. The Company provides its services through a flexible network of owned and leased transmission facilities, resale arrangements and a variety of operating agreements and termination arrangements, all of which allow the Company to terminate traffic in every country which has telecommunications capabilities. The Company currently owns and operates a switch in Washington, D.C. and leases switching facilities from other telecommunications carriers. The Company is currently in the final stages of negotiating the purchase of new switching equipment, which is expected to be installed and placed in service at a new facility in New York City by the end of 1997.

     The Company's mission is to dominate select international telecom markets by strategically building network facilities that allow it to manage both sides of a telephone call. The Company intends to own multiple switches and other network facilities which will allow it to originate and terminate a substantial portion of its own traffic. Further, the Company intends to implement a network hubbing strategy, linking foreign-based switches and other telecommunications equipment together with the Company's marketing base in the United States. To implement this hubbing strategy, the Company intends to: (i) build transmission capacity, including its ability to originate and transport traffic; (ii) acquire additional termination options to increase routing flexibility; and (iii) expand its customer base through focused marketing efforts.

     STARTEC's residential customers access its network by dialing a carrier identification code ("CIC Code") prior to dialing the number they are calling. Using a CIC Code to access the Company's network is known as "dial-around" or "casual calling," because customers can use the Company's services at any time without changing their existing long distance carrier. Additionally, the customer's monthly bill from the local exchange carrier ("LEC") reflects the charges for the international carrier services rendered by the Company. As part of the Company's marketing strategy, it maintains a comprehensive database of customer information which is used for the development of marketing programs, planning, and other strategic purposes.

     Increased deregulation and the globalization of the telecommunications industry have resulted in accelerated growth in the use of international long distance services. The international switched telecommunications market was approximately $56 billion in aggregate carrier revenues for 1995, of which $14 billion was U.S.-originated international traffic. According to the Company's market research, during the period from 1990 to 1995, the U.S.-originated international telecommunications market grew at an annual compound rate of 11.7%, from $8 billion to $14 billion, compared with an annual compound growth rate of 7.25% in the U.S. domestic long distance market. The Company believes that the international telecommunications market will continue to experience growth for the foreseeable future as a result of numerous factors, including:
(i) global economic development with corresponding increases in the number of telephones, particularly in developing countries; (ii) continuing deregulation of foreign telecommunications markets; (iii) reductions in rates stimulating higher traffic volumes; (iv) increases in the availability of transmission capacity; and (v) increases in investment in telephone infrastructure and consequent increases in access to telecommunications services.

     The Company currently markets its services to ethnic residential communities throughout the United States through a variety of media including print advertising, direct marketing, radio and television. These marketing efforts have resulted in significant growth in the Company's residential billed customer base from approximately 5,000 as of June 30, 1994 to over 43,700 as of June 30, 1997.

     To achieve the economies of scale necessary to maintain cost effective operations, the Company in late 1995 began reselling its international carrier capacity to other carriers. As a result, STARTEC has experienced significant growth in revenues and in the number of its carrier customers. As of June 30, 1997, the Company had 32 carrier customers who were active users of the Company's international long distance services. Carrier revenues were $20.2 million for the fiscal year ended December 31, 1996 and reached approximately $18.3 million for the six months ended June 30, 1997. The Company will continue to market its international long distance services to existing and new carrier customers.


                              RECENT DEVELOPMENTS

     On July 1, 1997, the Company entered into a Secured Revolving Line of Credit Facility Agreement with Signet Bank (the "Signet Agreement"), which provides for maximum borrowings of up to $10 million through the end of 1997, and the lesser of $15 million or 85% of eligible accounts receivable thereafter until maturity on December 31, 1999. The Company has used some amounts available under the Signet Agreement to begin implementing its strategic plan to build its transmission capacity, acquire additional termination options, and expand its customer base. Proceeds received under the Signet Agreement have also been allocated to the Company's marketing programs, the anticipated acquisition of rights in transatlantic digital undersea fiber optic cable, and the addition of monitoring equipment and software upgrades to help support the expanded network and the anticipated increase in traffic. See "Description of Capital Stock - Signet Agreement."

                              ------------------

     The Company was incorporated in Maryland in 1989. The principal executive offices of the Company are located at 10411 Motor City Drive, Bethesda, Maryland 20817, and its telephone number is (301) 365-8959. The Company recently changed its name from STARTEC, Inc. to Startec Global Communications Corporation.



                                  THE OFFERING



Common Stock Offered by the Company  ......   2,600,000 shares
Common Stock to be Outstanding After the
  Offering   ..............................   7,997,999 shares(1)
Use of Proceeds    ........................   The Company intends to use the net
                                              proceeds   of  the   Offering   as
                                              follows:   (i)  to  acquire  cable
                                              facilities, switching, compression
                                              and   other   related   telecommu-
                                              nications   equipment;   (ii)  for
                                              marketing;   (iii)   to  pay  down
                                              amounts   due  under  the   Signet
                                              Agreement;  and (iv)  for  working
                                              capital    and    other    general
                                              corporate   purposes,    including
                                              possible future  acquisitions  and
                                              strategic  alliances.  See "Use of
                                              Proceeds."

Proposed Nasdaq National Market symbol   .    STGC

----------
(1) Includes 17,175 non-voting common shares which were converted to voting common shares, and excludes 5,351 non-voting common shares which were purchased and retired, subsequent to June 30, 1997. Excludes (i) 269,766 shares of Common Stock issuable upon the exercise of options under the Company's Amended and Restated Stock Option Plan; (ii) 750,000 (254,250 of which were granted as of the date of this Prospectus) shares of Common Stock reserved for issuance under the Company's 1997 Performance Incentive Plan; and (iii) 716,800 shares of Common Stock issuable pursuant to the exercise of certain warrants and upon conversion of a note. See "Management
     - Stock Option Plans," "Description of Capital Stock - Warrants and Registration Rights," and "Underwriting."

                            SUMMARY FINANCIAL DATA
                       (IN THOUSANDS, EXCEPT SHARE DATA)


     The following table presents summary financial data of the Company for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997. The historical financial data for the years ended December 31, 1994, 1995 and 1996 has been derived from the financial statements of the Company which have been audited by Arthur Andersen LLP, independent public accountants, as set forth in the financial statements and notes thereto presented elsewhere herein. The financial data for the years ended December 31, 1992 and 1993, for the six months ended June 30, 1996 and 1997, and as of June 30, 1997 has been derived from the Company's unaudited financial statements in a manner consistent with the audited financial statements. In the opinion of the Company's management, these unaudited financial statements include all adjustments necessary for a fair presentation of such information. Operating results for interim periods are not necessarily indicative of the results that might be expected for the entire fiscal year. The following information should be read in conjunction with the Company's financial statements and notes thereto presented elsewhere herein. See "Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."




                                                                                                 SIX MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,                       JUNE 30,
                                     ---------------------------------------------------------- ------------------
                                       1992      1993        1994         1995         1996       1996      1997
                                     -------- ----------- ----------- ------------ ------------ --------- --------
                                         (UNAUDITED)                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues   .....................  $2,394   $  3,288    $ 5,108     $ 10,508     $ 32,215    $13,206    $28,836
 Gross margin  .....................     809        198        407        1,379        2,334       818       3,586
 Income (loss) from operations   ...     254     (1,610)      (933)      (1,112)      (2,509)     (853)        605
 Net income (loss)   ...............  $  208   $ (1,668)   $  (979)    $ (1,206)    $ (2,830)   $ (962)    $   351
PER SHARE DATA:
 Net income (loss) per common and
   equivalent share  ...............  $ 0.04   $  (0.33)   $ (0.20)    $  (0.21)    $  (0.49)   $(0.17)    $  0.06
 Weighted average common and equiva-
   lent shares outstanding             4,969      4,989      4,989        5,710        5,796     5,796       5,796




                                                              AS OF JUNE 30, 1997
                                                         -----------------------------
                                                           ACTUAL       AS ADJUSTED(1)
                                                         -----------   ---------------
                                                                  (UNAUDITED)
BALANCE SHEET DATA:
 Cash and cash equivalents ...........................    $  2,106         $27,510
 Working capital  ....................................      (7,293)         18,111
 Total assets  .......................................      14,265          39,669
 Long-term obligations, net of current portion  ......         759           1,801
 Stockholders' (deficit) equity  .....................    $ (5,714)        $22,968


----------

(1) Adjusted to give effect to (i) the sale of the 2,600,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $12.00 per share) and the application of the estimated net proceeds therefrom;
     (ii) the fair value of 150,000 warrants issued to the Underwriters and the fair value of the Signet Bank warrants, which are not redeemable upon completion of the Offering; and (iii) the acceleration of unearned compensation expense related to stock options which vest upon completion of the Offering.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully by prospective investors prior to making an investment in the Common Stock offered hereby. Information contained in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology or as discussions of strategy. No assurance can be given that the future results covered by the forward-looking statements will be achieved or that the events contemplated thereby will occur or have the effects anticipated. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the anticipated results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the anticipated results covered in such forward-looking statements.



HISTORY OF LOSSES; UNCERTAINTY OF FUTURE OPERATING RESULTS

     Although the Company has experienced significant revenue growth in recent years, the Company had an accumulated deficit of approximately $6.7 million as of June 30, 1997 and its operations have generated a net loss and negative operating cash flows in each of the last three fiscal years. There can be no assurance that the Company's revenue will continue to grow or be sustained in future  periods  or  that  the  Company  will be able  to  achieve  or  maintain
profitability  in  any  future  period.   See  "Selected   Financial  Data"  and
"Management's Discussion and Analysis of Financial Condition and Results of Operations."


Potential Fluctuations in Quarterly Operating Results


     The Company's quarterly operating results have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors which can affect revenues, cost of services and other expenses. These factors include costs relating to entry into new markets, variations in carrier revenues from return traffic under operating agreements, variations in user demand, the mix of residential and carrier services sold, the introduction of new services by the Company or its competitors, pricing pressures from increased competition, prices charged by the Company's providers of leased facilities, and capital expenditures and other costs relating to the expansion of operations. In addition, general economic conditions, specific economic conditions affecting the telecommunications industry, and the effects of governmental regulation or regulatory changes on the telecommunications industry may also cause fluctuations in the Company's quarterly operating results. Certain of these factors are outside of the Company's control. In the event that one or more of such factors cause fluctuations in the Company's quarterly operating results, the price of the Common Stock could be materially adversely affected. See
"Management's Discussion and Analysis of Financial Condition and Results of Operations."


CAPITAL REQUIREMENTS; NEED FOR ADDITIONAL FINANCING


     The Company believes that the net proceeds from this Offering, together with amounts available under the Signet Agreement, will be sufficient to fund the Company's capital needs for the next 18 months. The Company expects, however, that it will need to raise additional capital from public or private equity or debt sources in order to finance its future growth, including financing construction or acquisition of additional transmission capacity, expanding service within its existing markets and into new markets, and the introduction of additional or enhanced services, all of which can be capital intensive. In addition, the Company may need to raise additional capital to fund unanticipated working capital needs and capital expenditure requirements and to take advantage of unanticipated business opportunities, including accelerated expansion, acquisitions, investments or strategic alliances. There can be no assurance that additional financing will be available to the Company on satisfactory terms or at all. Moreover, the Signet Agreement significantly limits the Company's ability to obtain additional financing. In the event that the Signet Agreement is extinguished or otherwise refinanced with a new credit facility, the Company intends to expense, as an extraordinary item (if material), the then-existing unamortized debt discount and deferred financing cost related to the Signet Agreement, which was approximately $1.2 million as of July 1, 1997. If additional financing is obtained through the issuance of equity securities, the percentage ownership of the Company's then-current stockholders would be reduced and, if such equity securities take the form of preferred stock, the holders of such preferred stock may have rights, preferences or privileges senior to those of holders of Common Stock. If the Company is unable to obtain additional financing in a timely manner or on satisfactory terms, it may be required to postpone or reduce the scope of its expansion, which could adversely affect the Company's ability to compete, as well as its business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Description of Capital Stock."


MANAGEMENT OF GROWTH


     The Company's recent growth and its strategy to continue such growth has placed, and is expected to continue to place, a significant strain on the Company's management, operational and financial resources and increased demands on its systems and controls. In order to manage its growth effectively, the Company must continue to implement and improve its operational and financial systems and controls, accurately forecast customer demand and its need for transmission facilities, attract additional managerial, technical and customer service personnel, and train and manage its personnel base. There can be no assurance that the Company will be successful in these activities. Failure of the Company to satisfy these requirements or the emergence of unexpected difficulties in managing its expansion could materially adversely affect the Company's business, financial condition and results of operations.



COMPETITION


     The long distance telecommunications industry is intensely competitive. In many of the markets targeted by the Company there are numerous entities which are currently competing with each other and the Company for the same residential and carrier customers and others which have announced their intention to enter those markets. International and interstate telecommunications providers compete on the basis of price, customer service, transmission quality, breadth of service offerings and value-added services. Residential customers frequently change long distance providers in response to competitors' offerings of lower rates or promotional incentives, and, in general, because the Company is a dial-around provider, the Company's customers can switch carriers at any time. In addition, the availability of dial-around long distance services has made it possible for residential customers to use the services of a variety of competing long distance providers without the necessity of switching carriers. The Company's carrier customers generally also use the services of a number of international long distance telecommunications providers. The Company believes that competition in its international and interstate long distance markets is likely to increase as these markets continue to experience decreased regulation and as new technologies are applied to the telecommunications industry. Prices for long distance calls in several of the markets in which the Company competes have declined in recent years and are likely to continue to decrease.

     The U.S. based international telecommunications services market is dominated by AT&T, MCI and Sprint. The Company also competes with numerous other carriers in certain markets, some of which focus their efforts on the same customers targeted by the Company. Recent and pending deregulation initiatives in the U.S. and other countries may encourage additional new entrants. The Telecommunications Act of 1996 (the "Telecommunications Act" or the "1996 Act"), permits, and is designed to promote, additional competition in the intrastate, interstate and international telecommunications markets by both U.S. based and foreign companies, including the RBOCs. In addition, pursuant to the terms of the WTO Agreement on basic telecommunications, countries who are signatories have committed, to varying degrees, to allow access to their domestic and international markets to competing telecommunications providers, to allow foreign ownership interests in existing telecommunications providers and to establish regulatory schemes and policies designed to accommodate telecommunications competition. The Company also is likely to be subject to additional competition as a result of mergers or the formation of alliances among some of the largest telecommunications carriers. Many of the Company's competitors are significantly larger, have substantially greater financial, technical and marketing resources than the Company, own or control larger networks, transmission and termination facilities, offer a broader variety of services than the Company, and have strong name recognition, brand loyalty, and long-standing relationships with many of the Company's target customers. In addition, many of the Company's competitors enjoy economies of scale that can result in a lower cost structure for transmission and other costs of providing services, which could cause significant pricing pressures within the long distance telecommunications industry. If the Company's competitors were to devote significant additional resources to the provision of international long distance services to the Company's target customer base, the Company's business, financial condition and results of operations could be materially adversely affected. See "Business - Government Regulation" and "Business - Competition."


DEPENDENCE ON AVAILABILITY OF TRANSMISSION FACILITIES


     Substantially all of the telephone calls made by the Company's customers to date have been connected through transmission lines of facilities-based long distance carriers which provide the Company transmission capacity through a variety of lease and resale arrangements. The Company's ability to maintain and expand its business is dependent, in part, upon whether the Company continues to maintain satisfactory relationships with these carriers, many of which are, or may in the future become, competitors of the Company. The Company's lease arrangements generally do not have long terms and its resale agreements generally permit price adjustments on short notice, which makes the Company vulnerable to adverse price and service changes or terminations. Although the Company believes that its relationships with these carriers generally are satisfactory, the failure to continue to maintain satisfactory relationships with one or more of the carriers could have a material adverse effect upon the Company's cost structure, service quality, network diversity, results of operations and financial condition. During the fiscal year ended December 31, 1996, VSNL, Cherry Communications, Inc., and WorldCom accounted for approximately 25%, 13% and 13%, respectively, of the Company's acquired transmission capacity (on a cost of services basis). During the six month period ending June 30, 1997, VSNL and WorldCom accounted for approximately 13% and 15%, respectively, of the Company's acquired transmission capacity (on a cost of services basis). No other supplier accounted for 10% or more of the Company's acquired transmission capacity during either 1996 or the first six months of 1997. See "Business - The STARTEC Network."

     The future profitability of the Company will depend in part on its ability to obtain transmission facilities on a cost effective basis. Presently, the terms of the Company's agreements for transmission lines subject the Company to the possibility of unanticipated price increases and service cancellations. Although the rates the Company is charged generally are less than the rates the Company charges its customers for connecting calls through these lines, to the extent these costs increase, the Company may experience reduced or, in certain circumstances, negative margins for some services. As its traffic volume increases in particular international markets, however, the Company may reduce its use of variable usage arrangements and enter into fixed leasing arrangements on a longer-term basis and/or construct or acquire additional transmission facilities of its own. To the extent the Company enters into such fixed arrangements and/or increases its owned transmission facilities and incorrectly projects traffic volume in particular markets, it would experience higher fixed costs without any concomitant increase in revenue.

     Acquisition of ownership positions in, and other access rights to, digital undersea fiber optic cable transmission lines is a key element of the Company's business strategy. Because digital undersea fiber optic lines typically take several years to plan and construct, international long distance service providers generally make investments based on anticipated traffic. The Company does not control the planning or construction of digital undersea fiber optic cable transmission lines, and must seek access to such facilities through partial ownership positions or through lease and other access arrangements on negotiated terms that may vary with industry and market conditions. There can be no assurance that digital undersea fiber optic cable transmission lines will be available to the Company to meet its current and/or projected international traffic volume, or that such lines will be available on satisfactory terms. See "Business - The STARTEC Network."


DEPENDENCE ON FOREIGN CALL TERMINATION ARRANGEMENTS

     The Company currently offers U.S.-originated international long distance service globally through a network of operating agreements, resale arrangements, transit and refile agreements, and various other foreign termination arrangements. The Company's ability to terminate traffic in its targeted foreign markets is an essential component of its service, and, therefore, the Company is dependent upon its operating agreements and other termination arrangements. While to date the Company has negotiated and maintained operating agreements and termination arrangements sufficient for its current business and traffic levels, there can be no assurance that the Company will be able to negotiate additional operating agreements or termination arrangements or maintain agreements or arrangements with its current foreign partners in the future. Cancellation of certain operating agreements or other termination arrangements could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the failure to enter into additional operating agreements and termination arrangements could limit the Company's ability to increase its services to its current target markets, gain entry into new markets, or otherwise increase its revenues.



DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS


     In the normal course of its business, the Company must record and process significant amounts of data quickly and accurately in order to bill for the services it has provided to customers and to ensure that it is properly charged by vendors for services it has used. While the Company believes that its current management information systems are sufficient to meet its current demands, these systems have not grown at the same rate as the Company's business and it is anticipated that additional investment in these systems will be needed. The successful implementation and integration of any additional or new management information systems resources is important to the Company's ability to monitor costs, bill customers, achieve operating efficiencies, and otherwise support its growth. There can be no assurance, however, that the Company will not encounter difficulties in the acquisition, implementation, integration and ongoing use of any additional management information systems resources, including possible delays, cost-overruns, or incompatibility with the Company's current information systems resources or its business needs. See "Business - Management Information and Billing Systems."


CUSTOMER CONCENTRATION


     During the fiscal year ended December 31, 1996, the Company's five largest carrier customers, including one related party, accounted for approximately 40% of the Company's net revenues, with one of the carrier customers, WorldCom, accounting for approximately 23% of net revenues during that year. In addition, during the six month period ending June 30, 1997, the Company's five largest carrier customers, including one related party, accounted for approximately 41% of the Company's net revenues, with one of the carrier customers, WorldCom, accounting for approximately 27% of net revenues during that period. The Company's agreements and arrangements with its carrier customers generally may be terminated on short notice without penalty, and do not require the carriers to maintain their current levels of use of the Company's services. Carriers may terminate their relationship with the Company or substantially reduce their use of the Company's services for a variety of reasons, including the entry of significant new competitors offering lower rates than the Company, problems with transmission quality and customer service, changes in the regulatory environment, increased use of the carriers' own transmission facilities, and other factors. A loss of a significant amount of carrier business could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, this concentration of carrier customers increases the risk of non-payment or difficulties in collecting the full amounts due from customers. The Company's four largest carrier customers represented 35% and 22% of gross accounts receivable as of December 31, 1996 and June 30, 1997, respectively. The Company performs initial and ongoing credit evaluations of its carrier customers in an effort to reduce the risk of non-payment. There can be no assurance that the Company will not experience collection difficulties or that its allowances for non-payment will be adequate in the future. If the Company experiences difficulties in collecting accounts receivable from its significant carrier customers, its business financial condition and results of operations could be materially adversely affected. See "Business - Customers."


RESPONSE RATES; RESIDENTIAL CUSTOMER ATTRITION


     The Company is significantly affected by the residential customer response rates to its marketing campaigns and residential customer attrition rates. Decreases in residential customer response rates or increases in the Company's residential customer attrition rates, could have a material adverse impact on the Company's business, financial condition and results of operations.



RISKS OF INTERNATIONAL TELECOMMUNICATIONS BUSINESS


     The Company has to date generated substantially all of its revenues by providing international long distance telecommunications services and expects that this will continue in the future. There are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, political risks, and other factors which could materially adversely impact the Company's current and planned operations. The international telecommunications industry is changing rapidly due to deregulation, privatization of Post Telephone and Telegraphs (the "PTTs"), technological improvements, expansion of telecommunications infrastructure and the globalization of the world's economies. There can be no assurance that one or more of these factors will not vary in a manner that could have a material adverse effect on the Company.



     A key component of the Company's business strategy is its planned expansion into additional international markets. The Company intends to pursue arrangements with foreign correspondents to gain access to and terminate its traffic in those markets. In many of these markets, the government may control access to the local networks and otherwise exert substantial influence over the telecommunications market, either directly or through ownership or control of the PTT. In addition, incumbent U.S. carriers serving international markets may have better brand recognition and customer loyalty, and significant operational advantages over the Company. Further, the existing carrier may take many months to allow competitors such as the Company to interconnect to its switches within the market. The Company has limited recourse if its foreign partners fail to perform under their arrangements with the Company, or if foreign governments, PTTs or other carriers take actions that adversely affect the Company's ability to gain entry into those markets.


     The Company is also subject to the Foreign Corrupt Practices Act ("FCPA"), which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or maintaining business. While Company policy prohibits such actions, the Company may be exposed to liability under the FCPA as a result of past or future actions taken without the Company's knowledge by agents, strategic partners, and other intermediaries.


GOVERNMENT REGULATION


     The Company's business is subject to varying degrees of federal and state regulation. Federal laws and the regulations of the Federal Communications Commission (the "FCC") apply to the Company's international and interstate facilities-based and resale telecommunications services, while applicable state regulatory authorities ("PSCs") have jurisdiction over telecommunications services originating and terminating within the same state. At the federal level the Company is subject to common carriage requirements under the Communications Act of 1934, as amended (the "Communications Act"). Comprehensive amendments to the Communications Act were made by the Telecommunications Act, which was signed into law on February 8, 1996. In addition, although the laws of other countries only directly apply to carriers doing business in those countries, the Company may be affected indirectly by such laws insofar as they affect foreign carriers with which the Company does business.



     International telecommunications carriers are required to obtain authority from the FCC under Section 214 of the Communications Act in order to provide international service that originates or terminates in the United States. U.S. international common carriers also are required to file and maintain tariffs with the FCC specifying the rates, terms, and conditions of their services. In 1996, the FCC established new rules that streamlined its Section 214 authorization and tariff regulation processes to provide for shorter notice and review periods for certain U.S. international carriers including the Company. On August 27, 1997, the Company was granted global facilities-based Section 214 authority under the FCC's new streamlined processing rules. Facilities-based global Section 214 authority permits the Company to provide international basic switched, private line, data, television and business services using previously authorized U.S. facilities to virtually every country in the world. The Company also holds a Section 214 authorization granted in 1989 covering the provision of facilities-based satellite and resold international services.


     The FCC's streamlined rules also provide for global Section 214 authorization to resell switched and private line services of other carriers by non-dominant international carriers. The FCC decides on a case-by-case basis however whether to grant Section 214 authority to U.S. carriers to resell the switched private lines of affiliated foreign carriers to countries where a foreign carrier is dominant, based on a showing that there are equivalent resale opportunities for U.S. carriers in the foreign carrier's market. To date, the FCC has found that Canada, the U.K., Sweden and New Zealand provide equivalent resale opportunities. The FCC has also found that equivalent resale opportunities do not exist in Germany, Hong Kong and France. The FCC also is considering applications for equivalency determinations with respect to
Australia, Chile, Denmark, Finland and Mexico. It is possible that interconnected private line resale to additional countries may be allowed in the future. Pursuant to FCC rules and policies, the Company's authorization to provide service via the resale of interconnected international private lines will be expanded to include countries subsequently determined by the FCC to afford equivalent resale opportunities to those available under United States law, if any. As a result of the recent signing of the WTO Agreement, the FCC has proposed to replace the equivalency test with a rebuttable presumption in favor of resale of interconnected private lines to WTO member countries. See "Business
- Government Regulation."


     The FCC is currently considering whether to limit or prohibit the practice whereby a carrier routes, through its facilities in a third country, traffic originating from one country and destined for another country. The FCC has permitted third country calling where all countries involved consent to this type of routing arrangements, referred to as "transiting." Under certain arrangements referred to as "refiling," the carrier in the destination country does not consent to receiving traffic from the originating country and does not realize the traffic it receives from the third country is actually originating from a different country. The FCC to date has made no pronouncement as to whether refile arrangements comport either with U.S. or ITU regulations. It is possible that the FCC may determine that refiling, as defined, violates U.S. and/or international law. To the extent that the Company's traffic is routed through a third country to reach a destination country, such an FCC determination with respect to transiting and refiling could have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company must also conduct its international business in compliance with the FCC's international settlements policy ("ISP"). The ISP establishes the parameters by which U.S.-based carriers and their foreign correspondents settle the cost of terminating each other's traffic over their respective networks. The precise terms of settlement are established in a correspondent agreement (also referred to as an "operating agreement"), which also sets forth the term of the agreement, the types of service covered by the agreement, the division of revenues between the carrier that bills for the call and the carrier that terminates the call, the frequency of settlements, the currency in which payments will be made, the formula for calculating traffic flows between countries, technical standards, and procedures for the settlement of disputes.


     The Company's provision of domestic long distance service in the United States is subject to regulation by the FCC and certain PSCs, who regulate, to varying degrees, interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's domestic services are provided. In general, neither the FCC nor the PSCs exercise direct oversight over cost justification for domestic carriers' rates, services or profit levels, but either or both may do so in the future. Domestic carriers such as the Company, however, are required by federal law and regulations to file tariffs listing the rates, terms and conditions applicable to their interstate services.


     The FCC adopted an order on October 29, 1996, requiring that non-dominant interstate carriers, such as the Company, eliminate FCC tariffs for domestic interstate long distance service. This order was to take effect as of December 1997. However, on February 13, 1997, the U.S. Court of Appeals for the District of Columbia Circuit ruled that the FCC's order be stayed pending judicial review of appeals challenging the order. Should the appeals fail and the FCC's order become effective, the Company may benefit from the elimination of FCC tariffs by gaining more flexibility and speed in dealing with marketplace changes. The absence of tariffs, however, will also require that the Company secure contractual agreements with its customers regarding many of the terms of its existing tariffs or face possible claims arising because the rights of the parties are no longer clearly defined. To the extent that the Company's customer base involves "casual calling" customers, the potential absence of tariffs would require the Company to establish contractual methods to limit potential liability to such customers. On August 20, 1997, the FCC partially reconsidered its order by allowing dial-around carriers such as the Company the option of maintaining tariffs on file with the FCC.

     In addition, the Company generally is also required to obtain certification from the relevant state PSC prior to the initiation of intrastate service and to file tariffs with each such state. The Company currently has the certifications required to provide service in 21 states, and has filed or is in the process of filing requests for certification in 13 additional states. Although the Company intends and expects to obtain operating authority in each jurisdiction in which operating authority is required, there can be no assurance that one or more of these jurisdictions will not deny the Company's request for operating authority. Any failure to maintain proper federal and state certification or tariffs, or any difficulties or delays in obtaining required certifications, could have a material adverse effect on the Company's business, financial condition and results of operations.


     The FCC and certain PSCs also impose prior approval requirements on transfers or changes of control, including pro forma transfers of control and corporate reorganizations, and assignments of regulatory authorizations. Such requirements may have the effect of delaying, deterring or preventing a change in control of the Company. The Company also is required to obtain state approval for the issuance of securities. Seven of the states in which the Company is certificated provide for prior approval or notification of the issuance of securities by the Company. Although the necessary approvals are being sought and notification made prior to the Offering, because of time constraints, the Company may not have obtained approval from two of the states prior to consummation of the Offering. Although these state filing requirements may have been preempted by the National Securities Market Improvement Act of 1996, there is no case law on this point. The Company believes the remaining approvals will be granted and that obtaining such approvals subsequent to the Offering should not result in any material adverse consequences to the Company, although there can be no assurance that such consequence will not result.

     The 1996 Act is designed to promote local telephone competition through federal and state deregulation. As part of its pro-competitive policies, the 1996 Act frees the RBOCs from the judicial orders that prohibited their provision of long distance services outside of their operating territories (which are called, Local Access and Transport Areas ("LATAs"). The 1996 Act
provides specific guidelines that allow the RBOCs to provide long distance interLATA service to customers inside the RBOC's region but not before the RBOC has demonstrated to the FCC and state regulators that it has opened up its local network to competition and met a "competitive checklist" of requirements designed to provide competing network providers with nondiscriminatory access to the RBOC's local network. To date, the FCC has denied applications for in-region long distance authority filed by Ameritech Corporation in Michigan and Southwestern Bell Corporation ("SBC") in Oklahoma. Bell South recently filed a similar application for Mississippi. If granted, such authority would permit RBOCs to compete with the Company in the provision of domestic and international long distance services. See "- Competition."

     To originate and terminate calls in connection with providing their services, long distance carriers such as the Company must purchase "access services" from LECs or CLECs. Access charges represent a significant portion of the Company's cost of U.S. domestic long distance services and, generally, such access charges are regulated by the FCC for interstate services and by PSCs for intrastate services. The FCC has undertaken a comprehensive review of its regulation of LEC access charges to better account for increasing levels of local competition. Under alternative access charge rate structures being considered by the FCC, LECs would be permitted to allow volume discounts in the pricing of access charges. While the outcome of these proceedings is uncertain, if these rate structures are adopted, many long distance carriers, including the Company, could be placed at a significant cost disadvantage to larger competitors.

     In February 1997, the World Trade Organization ("WTO") announced that 69 countries, including the United States, Japan, and all of the member states of the European Union ("EU"), reached an agreement (the "WTO Agreement"), within the framework of the General Agreement of Trade Ser-
vices ("GATS") to facilitate trade in basic telecommunication services. The WTO Agreement becomes effective January 1, 1998. Pursuant to the terms of the WTO Agreement, signatories have committed to varying degrees to allow access to their domestic and international markets by competing telecommunications providers, allow foreign ownership interests in domestic telecommunications providers and establish regulatory schemes to develop and implement policies to accommodate telecommunications competition. At this time, the Company is unable to predict the effect the WTO Agreement and related developments might have on its business, financial condition and results of operations.

     There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on the Company, that U.S. or foreign regulators or third parties will not raise material issues with regard to the Company's compliance or noncompliance with applicable laws and regulations, or that regulatory activities will not have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the FCC and the PSCs generally have the authority to condition, modify, cancel, terminate or revoke the Company's operating authority for failure to comply with federal and state laws and applicable rules, regulations and policies. Fines or other penalties also may be imposed for such violations. Any such action by the FCC and/or the PSCs could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business - Government Regulation."


EFFECT OF RAPID TECHNOLOGICAL CHANGES

     The telecommunications industry is characterized by rapid and significant technological advancements and introductions of new products and services employing new technologies. Improvements in transmission equipment, the development of switching technology allowing the simultaneous transmission of voice, data and video, and the commercial availability of Internet-based domestic and international switched voice, data and video services at prices lower than comparable services offered by the Company are all possible developments that could adversely affect the Company. The Company's profitability will depend on its ability to anticipate and adapt to rapid technological changes, acquire or otherwise access new technology, and offer, on a timely and cost-effective basis, services that meet evolving industry standards. There can be no assurance that the Company will be able to adapt to such technological changes, maintain competitive services and prices or obtain new technologies on a timely basis, on satisfactory terms or at all. Failure to adapt to rapid technological changes could have a material adverse effect on the Company's business, financial condition and results of operations.


RISK OF NETWORK FAILURE

     The success of the Company is largely dependent upon its ability to deliver high quality, uninterrupted telecommunications services. Any failure of the Company's network or other systems or hardware that causes interruptions in the Company's operations could have a material adverse effect on the Company. Increases in the Company's traffic and the build-out of its network will place additional strains on its systems, and there can be no assurance that the Company will not experience system failures. Frequent, significant or prolonged system failures, or difficulties experienced by customers in accessing or maintaining connection with the Company's network could substantially damage the Company's reputation and could have a material adverse effect on the Company's business, financial condition and results of operations.


DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant degree upon the continued contributions of its management team and technical, marketing and customer service personnel. The Company's success also depends on its ability to attract and retain additional qualified management, technical, marketing and customer service personnel. Competition for qualified employees in the telecommunications industry is intense and, from time to time, there are a limited number of persons with knowledge of and experience in particular sectors of the industry. The process of locating personnel with the combination of skills and attributes required to implement the Company's strategies is often lengthy, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's operations, its ability to implement its business strategies, and its efforts to expand. Any such event could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

RISKS RELATED TO USE OF STARTEC NAME


     Certain other telecommunications companies and related businesses use names or hold registered trademarks that include the word "star." In addition, several other companies in businesses that the Company believes are not telecommunications-related use variations of the "star-technology" word combination (e.g., Startek and Startech). Although the Company holds a registered trademark for "STARTEC," there can be no assurance that its continued use of the STARTEC name will not result in litigation brought by companies using similar names or, in the event the Company should change its name, that it would not suffer a loss of goodwill. In addition, the Company is filing for federal registration of the trademark of "Startec Global Communications Corporation." While no guarantee can be made that this application will be successful and mature into a federal trademark registration, the established rights in and registration of STARTEC provides the basis for expanding the trademark rights to include the supplemental terms "Global Communications Group."



RISKS ASSOCIATED WITH STRATEGIC ALLIANCES, ACQUISITIONS AND INVESTMENTS

     The Company intends to pursue strategic alliances with, and to acquire assets and businesses or make strategic investments in, businesses that it believes are complementary to the Company's current and planned operations. The Company, however, has no present commitments, agreements or understandings with respect to any strategic alliance, acquisition or investment. Any future strategic alliances, investments or acquisitions would be accompanied by the risks commonly encountered in strategic alliances with, or acquisitions of, or investments in, other companies. Such risks include those associated with assimilating the operations and personnel of the companies, potential disruption of the Company's ongoing business, inability of management to maximize the financial and strategic position of the Company by the successful incorporation of the acquired technology, know-how, and rights into the Company's business, maintenance of uniform standards, controls, procedures and policies, and impairment of relationships with employees and customers as a result of changes in management. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered with such strategic alliances, investments or acquisitions.

     Further, if the Company were to proceed with one or more significant strategic alliances, acquisitions or investments in which the consideration given by the Company consists of cash, a substantial portion of the Company's available cash could be used to consummate such strategic alliances, acquisitions or investments. If the Company were to consummate one or more significant strategic alliances, acquisitions or investments in which the consideration given by the Company consists of stock, stockholders of the Company could suffer a significant dilution of their interests in the Company. Many of the businesses that might become attractive acquisition candidates for the Company may have significant goodwill and intangible assets, and acquisitions of these businesses, if accounted for as a purchase, would typically result in substantial amortization charges to the Company. The financial impact of acquisitions, investments and strategic alliances could have a material adverse effect on the Company's business, financial condition and results of operations and could cause substantial fluctuations in the Company's future quarterly and yearly operating results. See "- Potential Fluctuations in Quarterly Operating Results."


CONTROL OF COMPANY BY CURRENT STOCKHOLDERS


     After completion of this Offering, the executive officers and directors of the Company will continue to beneficially own 4,008,491 shares of Common Stock, representing 46.8% of the Common Stock, including options to purchase 117,616 shares of Common Stock exercisable over time following the completion of this Offering. Of these amounts, Ram Mukunda, President of the Company will beneficially own 3,579,675 shares of Common Stock. Mr. Mukunda, Vijay Srinivas and Usha Srinivas have entered into a voting agreement dated as of July 31, 1997 (the "Voting Agreement"), pursuant to which Mr. Mukunda has the power to vote all of the shares held by Mr. and Mrs. Srinivas. The Voting Agreement will terminate December 31, 1997, or at such other time as the parties may otherwise agree. The Company's executive officers and directors as a group, or Mr. Mukunda, acting individually, will exercise significant influence over such matters as the election of the directors of the Company, amendments to the Company's charter,  and  other  fundamental  corporate transactions such as mergers, asset sales, and the sale of the Company. See "Principal Stockholders" and "Description of Capital Stock."


RESTRICTIONS IMPOSED BY SIGNET AGREEMENT

     The Signet Agreement contains a number of affirmative and negative covenants, including covenants restricting the Company and its subsidiaries with respect to the conduct of business and maintenance of corporate existence, the incurrence of additional indebtedness, the creation of liens, transactions with Company affiliates, the consummation of certain merger or consolidating transactions or the sale of substantial amounts of the Company's assets, the sale of capital stock of any subsidiary, the making of investments or acquisition of assets, and the making of dividend and similar payments or distributions. In addition, the Signet Agreement includes a number of financial covenants, including covenants requiring the Company to maintain certain financial ratios and thresholds. A material breach of any of these obligations or covenants could result in an event of default pursuant to which Signet Bank could declare all amounts outstanding due and payable immediately. There can be no assurance that one or more of such breaches will not occur or that the assets or cash flows of the Company, or other sources of financing, would be sufficient to repay in full all borrowings outstanding under the Signet Agreement in the event of such breach. Beginning on January 1, 1998 (and extending to July 1, 1998 upon the occurrence of defined events), should Signet Bank determine and assert based on its reasonable assessment that a material adverse change to the Company has occurred, it could declare all amounts outstanding to be immediately due and payable. The warrants issued to Signet Bank in connection with the Signet Agreement also contain provisions which may adversely affect the Company's ability to raise additional capital through the sale or issuance of its Common Stock, options, warrants or other rights to purchase Common Stock, or securities convertible into Common Stock without providing Signet Bank with the right to maintain its percentage ownership in the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Description of Capital Stock - Warrants and Registration Rights."

     In addition, the Company's repayment and other obligations under the Signet Agreement are secured by (i) a first priority security interest in all of the Company's tangible and intangible assets, including all customer lists and other intellectual property of all direct and indirect subsidiaries; (ii) a pledge of all of the capital stock of the Company owned by Ram Mukunda, the Company's President, director and principal shareholder, and Vijay Srinivas, a Company director and his wife, Usha Srinivas; and (iii) all leased or owned real estate and all fixtures and equipment. A breach of any of the Company's obligations or covenants under the Signet Agreement could result in an event of default pursuant to which Signet Bank could also seek to foreclose on the security provided by the Company, Mr. Mukunda and Mr. and Mrs. Srinivas. If Signet Bank were to take possession of and control over the shares subject to the pledge, it would acquire voting control of a significant percentage of the issued and outstanding shares of Common Stock. See "Description of Capital Stock - Signet Agreement."


CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION, BYLAWS AND MARYLAND LAW

     The Company's Amended and Restated Articles of Incorporation (the "Charter") and Bylaws (the "Bylaws") include certain provisions which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company such as notice requirements for stockholders, staggered terms for its Board of Directors, limitations on the stockholders' ability to remove directors, call meetings, or to present proposals to the stockholders for a vote, and "super-majority" voting requirements for amendments to certain key provisions of the Charter, unless such takeover or change in control is approved by the Company's Board of Directors. Such provisions may also render the removal of directors and management more difficult. In addition, the Company's Board of Directors has the authority to issue up to 100,000 shares of preferred stock (the "Preferred Stock") and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plan to issue any shares of Preferred Stock.


     The Company is also subject to the anti-takeover provisions of the Maryland General Corporation Law, which prohibit the Company from engaging in a "business combination" with an Interested Stockholder (as defined) for a period of five years after the date of the transaction in which the person first becomes an Interested Stockholder, unless the business combination is approved in a prescribed manner. The Company is also subject to the control share acquisition provisions of the Maryland General Corporation Law, which provide that shares acquired by a person with certain levels of voting power have no voting rights unless the share acquisition is approved by the vote of two-thirds of the votes entitled to be cast, excluding shares owned by the acquiror and by the Company's officers and employee-directors, and in certain circumstances, such shares may be redeemed by the Company. The application of these statutes and certain other provisions of the Company's Charter could have the effect of discouraging, delaying or preventing a change of control of the Company not approved by the Board of Directors, which could adversely affect the market price of the Company's Common Stock. Additionally, certain Federal regulations require prior approval of certain transfers of control which could also have the effect of delaying, deferring or preventing a change of control. See "Business - Government Regulation" and "Description of Capital Stock Certain Provisions of the Company's Articles of Incorporation, Bylaws and Maryland Law."


ABSENCE OF PRIOR PUBLIC MARKET; ARBITRARY OFFERING PRICE; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop after the Offering or that, if a public market develops, the market price for the Common Stock will equal or exceed the initial public offering price set forth on the cover page of this Prospectus. The initial public offering price of the Common Stock offered hereby was determined by negotiations between the Company and the Representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of this Offering. The initial public offering price of the Common Stock offered hereby does not necessarily bear any relationship to the Company's earnings, assets, book value, or any other recognized measure of value. For factors considered in determining the initial public offering price, see "Underwriting."

     Historically, the market prices for securities of emerging companies in the telecommunications industry have been highly volatile. Future announcements concerning the Company or its competitors, including results of operations, technological innovations, government regulations, proprietary rights or significant litigation, may have a significant impact on the market price of the Common Stock. In addition, the stock markets recently have experienced significant price and volume fluctuations that particularly have affected telecommunications companies and have resulted in changes in the market prices of the stocks of many companies which have not been directly related to the operating performance of those companies. Such market fluctuations may materially adversely affect the market price of the Common Stock.



DIVIDEND POLICY


     The Company has never paid cash dividends on its Common Stock and has no plans to do so in the foreseeable future. The declaration and payment of any dividends in the future will be determined by the Board of Directors, in its discretion, and will depend on a number of factors, including the Company's earnings, capital requirements and overall financial condition. In addition, the Company's ability to declare and pay dividends is substantially restricted under the terms of the Signet Agreement. See "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity  and  Capital  Resources"  and  "-  Restrictions   Imposed  by  Signet
Agreement."

DILUTION TO PURCHASERS OF COMMON STOCK

     Purchasers of Common Stock in this Offering will experience immediate and substantial dilution. To the extent outstanding options and warrants to purchase shares of Common Stock are exercised in the future, there will be further dilution. See "Dilution."


BENEFITS OF THE OFFERING TO CURRENT STOCKHOLDERS


     Current stockholders of the Company will benefit from the creation of a public market for the Common Stock as a result of the Offering. Such stockholders also will have an unrealized gain, represented by the difference between the aggregate cost of the Common Stock which they currently own ($1,003,259) and the aggregate value of the Common Stock upon completion of the Offering ($64,775,988, assuming an Offering price per share of $12.00). In addition, Ram Mukunda, the Company's President and a director, Vijay Srinivas, a director, and Usha Srinivas may be viewed as receiving a benefit from the completion of the Offering, as part of the proceeds of the Offering are intended to be used to partially repay amounts due under the Signet Agreement, which is secured, in part, by all of the Common Stock owned by Mr. Mukunda and Mr. and Mrs. Srinivas. See "Dilution" and "Description of Capital Stock Signet Agreement."



SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of Common Stock in the public market following this Offering by the current stockholders of the Company, or the perception that such sales could occur, could adversely affect the market price for the Common Stock. The Company's principal stockholders hold a significant portion of the Company's outstanding Common Stock and a decision by one or more of these stockholders to sell shares pursuant to Rule 144 under the Securities Act or otherwise could materially adversely affect the market price of the Common Stock.


     On the date of this Prospectus, the 2,600,000 shares of Common Stock to be sold in this Offering (together with shares sold upon exercise of the Underwriters' over allotment option, if any) will be eligible immediately for sale in the public market. An additional 2,073,790 shares will become eligible for public sale beginning 180 days after the effective date of the Registration Statement of which this Prospectus forms a part, subject to the provisions of Rule 144 under the Securities Act. Certain of the stockholders, and certain holders of warrants to purchase shares of Common Stock, also have the right to request that the Company register their shares for public sale. If a large number of shares is registered and sold in the public market pursuant to the exercise of such registration rights, such sales could have an adverse effect on the market price of the Common Stock. See "Shares Eligible For Future Sale" and "Description of Capital Stock - Signet Agreement."



                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Common Stock in this Offering are estimated to be $27.9 million ($32.2 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

     The Company intends to use the net proceeds of the Offering as follows: approximately $14.2 million to acquire cable facilities, switching, compression and other related telecommunications equipment; approximately $4.7 million for marketing; approximately $2.5 million to pay down amounts due under the Signet Agreement, which matures on December 31, 1999 and bears interest, as of October 1, 1997, at a rate of 9.77%; and the balance for working capital and other general corporate purposes, including possible future acquisitions and strategic alliances. While the Company continually reviews possible acquisitions and strategic alliances, it has not entered into any understanding or agreement with respect to any future acquisition or strategic alliance. Pending application of the net proceeds, the Company may invest such net proceeds in short-term, interest-bearing investment grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock, nor does it expect to do so in the foreseeable future. It is anticipated that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant. In addition, the terms of the Signet Agreement prohibit the payment of cash dividends without the lender's consent. See "Risk Factors - Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."


                                    DILUTION


     The deficit in net tangible book value of the Company as of June 30, 1997 was $6.1 million or $1.14 per share of Common Stock. The deficit in net tangible book value per share represents the amount of total tangible assets of the Company less the amount of its total liabilities and divided by the total number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 2,600,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share, net of underwriting discounts and commissions, and receipt of the net proceeds therefrom, the pro forma net tangible book value of the Company as of June 30, 1997 would have been $21.8 million, or $2.72 per share. This represents an immediate increase in net tangible book value of $3.86 per share to existing stockholders and an immediate dilution of $9.28 per share to investors purchasing shares of Common Stock in the Offering. The following table illustrates this per share dilution:






Public offering price per share   ....................................                 $12.00
 Net tangible book deficit per share as of June 30, 1997 before
   Offering  .........................................................    $ (1.14)
 Increase in net tangible book value per share attributable to
   this Offering   ...................................................       3.86
                                                                          -------
Pro forma net tangible book value per share as adjusted for this
 Offering ............................................................                   2.72
                                                                                       --------
Dilution in net tangible book value per share to new investors  ......                 $ 9.28
                                                                                       ========


     The following table sets forth, on a pro forma basis as of June 30, 1997, the differences between the existing stockholders and the new investors purchasing Common Stock in the Offering with respect to the number of shares of Common Stock to be purchased from the Company, the total consideration paid to the Company in connection with the Offering and the average price per share paid or to be paid:



                                    SHARES PURCHASED          TOTAL CONSIDERATION       AVERAGE
                                 -----------------------   -------------------------     PRICE
                                  NUMBER        PERCENT     AMOUNT          PERCENT     PER SHARE
                                 -----------   ---------   -------------   ---------   ----------
Existing stockholders   ......    5,397,999        67%     $ 1,003,259          3%      $ 0.19
New investors  ...............    2,600,000        33%      31,200,000         97%       12.00
                                  ---------      ----      ------------      ----       -------
 Total   .....................    7,997,999       100%     $32,203,259        100%      $ 4.03
                                  =========      ====      ============      ====       =======

     The foregoing table assumes no exercise of the Underwriters' over allotment option and no conversion or exercise of convertible securities, options or warrants to purchase additional shares of Common Stock. As of the date of this Prospectus, there were options outstanding to purchase a total of 524,016 shares of Common Stock at a weighted average exercise price of $5.59 per share, and warrants and other rights outstanding to purchase a total of 566,800 shares. To the extent outstanding options and warrants are exercised, there will be further dilution to new investors. See "Management - Stock Option Plans," "Principal Stockholders," "Description of Capital Stock - Warrants and Registration Rights," and "Underwriting."

                                CAPITALIZATION
                       (IN THOUSANDS, EXCEPT SHARE DATA)


     The following table sets forth the capitalization of the Company (i) as of June 30, 1997, (ii) on a pro forma basis to reflect the repayment of debt with proceeds under the Signet Agreement and the conversion and retirement of non-voting common stock as if such events had occurred as of June 30, 1997; and
(iii) as adjusted to reflect the sale and issuance of 2,600,000 shares of Common Stock by the Company in the Offering (at an assumed initial public offering price of $12.00 per share, and assuming no exercise of the Underwriters' over allotment option), and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and related notes thereto appearing elsewhere in this Prospectus.




                                                                                       AS OF JUNE 30, 1997
                                                                             -------------------------------------
                                                                               ACTUAL     PRO FORMA(1)   AS ADJUSTED
                                                                             ----------- -------------- ------------
Cash and cash equivalents   ................................................  $  2,106     $  2,106      $ 27,510
                                                                              ========     ========      ========
Current maturities of long-term obligations:
 Receivables based credit facility   .......................................  $  2,919     $      -      $      -
 Notes payable to related parties    .......................................       103            -             -
 Notes payable to individuals and other    .................................     1,300            -             -
 Capital lease obligations  ................................................       356          313           313
                                                                              --------     --------      --------
                                                                                 4,678          313           313
Long-term obligations, net of current portion:
 Signet credit facility  ...................................................         -        3,669         1,169
 Redeemable Signet warrants(2)    ..........................................         -          823             -
 Capital lease obligations  ................................................       665          588           588
 Notes payable to related parties    .......................................        50            -             -
 Notes payable to individuals and others   .................................        44           44            44
                                                                              --------     --------      --------
                                                                                   759        5,124         1,801
                                                                              --------     --------      --------
   Total current and long-term obligations .................................     5,437        5,437         2,114
                                                                              --------     --------      --------
Stockholders' (deficit) equity
 Common Stock;  $0.01 par value;  10,000,000  shares authorized on an actual and pro forma basis,  20,000,000 shares authorized as adjusted;  5,380,824 shares issued and outstanding, 5,397,999 pro forma and 7,997,999 as ad-
   justed(3)                                                                        54           54            80
 Non voting common stock; $1.00 par value; 25,000 shares authorized; 22,526 shares issued and outstanding, no shares outstanding pro forma and as
   adjusted  ...............................................................        23            -             -
 Preferred stock, $1.00 par value; no shares authorized on an actual and pro forma basis, 100,000 shares authorized as adjusted; no shares issued and
   outstanding  ............................................................         -            -             -
   Additional paid-in capital  .............................................     1,063        1,041        28,049
   Unearned compensation(2)    .............................................      (108)        (108)            -
   Warrants(2)  ............................................................         -            -         1,693
   Accumulated deficit(2)   ................................................    (6,746)      (6,746)       (6,854)
                                                                              --------     --------      --------
    Total Stockholders' (deficit) equity   .................................    (5,714)      (5,759)       22,968
                                                                              --------     --------      --------
    Total capitalization    ................................................  $   (277)    $   (322)     $ 25,082
                                                                              ========     ========      ========


----------
(1) Gives pro forma effect to (i) proceeds under the Signet Agreement used to retire amounts due under a receivables-based credit facility, notes payable to related parties, notes payable to individuals and other and certain capital lease obligations; (ii) the fair value of 269,900 warrants granted to Signet Bank, which contain a repurchase feature, recorded as the Signet Agreement; (iii) the conversion of 17,175 shares of non voting common stock into an equal number of shares of Common Stock; and (iv) the purchase and retirement of 5,351 shares of non voting common stock.

(2) Reflects (i) the fair value of 150,000 warrants issued to the Underwriters and the fair value of the Signet Warrants, which are not redeemable upon completion of the Offering; and (ii) the acceleration of unearned compensation expense related to stock options which vest upon completion of the Offering.

(3) Excludes (i) 269,766 shares of Common Stock issuable upon the exercise of options under the Amended and Restated Stock Option Plan; (ii) 750,000 (254,250 of which were granted in September 1997) shares of Common Stock reserved for issuance under the Company's 1997 Performance Incentive Plan; and (iii) 716,800 shares of Common Stock issuable pursuant to the exercise of certain warrants and upon conversion of a note. See "Management - Stock Option Plans," "Description of Capital Stock - Warrants and Registration Right," and "Underwriting."

                            SELECTED FINANCIAL DATA
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The following table presents selected financial data of the Company for the years ended December 31, 1992, 1993, 1994, 1995, 1996 and the six months ended June 30, 1996 and 1997. The historical financial data as of December 31, 1994, 1995, 1996 and for each of the three years in the period ended December 31, 1996 have been derived from the financial statements of the Company which have been audited by Arthur Andersen LLP, independent public accountants, as set forth in the financial statements and notes thereto presented elsewhere herein. The financial data as of December 31, 1992 and 1993, and for the years then ended and for the six months ended June 30, 1996 and 1997 have been derived from the Company's unaudited financial statements in a manner consistent with the audited financial statements. In the opinion of the Company's management, these unaudited financial statements include all adjustments necessary for a fair presentation of such information. Operating results for interim periods are not necessarily indicative of the results that might be expected for the entire fiscal years. The following information should be read in conjunction with the Company's selected financial statements and notes thereto presented elsewhere herein. See "Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                                                        SIX MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,                       JUNE 30,
                                            ---------------------------------------------------------- ------------------
                                              1992      1993        1994         1995         1996       1996      1997
                                            -------- ----------- ----------- ------------ ------------ --------- --------
                                                (UNAUDITED)                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues    ...........................  $2,394   $  3,288    $ 5,108     $ 10,508     $ 32,215    $13,206   $28,836
Cost of services   ........................   1,585      3,090      4,701        9,129       29,881    12,388     25,250
                                             -------  --------    -------     --------     --------    -------   --------
 Gross margin   ...........................     809        198        407        1,379        2,334       818      3,586
General and administrative expenses  ......     464      1,491      1,159        2,170        3,996     1,373      2,461
Selling and marketing expenses    .........      30        232         91          184          514       154        306
Depreciation and amortization  ............      61         85         90          137          333       144        214
                                             -------  --------    -------     --------     --------    -------   --------
 Income (loss) from operations ............     254     (1,610)      (933)      (1,112)      (2,509)     (853)       605
Interest expense   ........................      47         71         70          116          337       118        252
Interest income ...........................       1         13         24           22           16         9          5
                                             -------  --------    -------     --------     --------    -------   --------
 Income (loss) before income tax
   provision ..............................     208     (1,668)      (979)      (1,206)      (2,830)     (962)       358
Income tax provision  .....................       -          -          -            -            -         -          7
                                             -------  --------    -------     --------     --------    -------   --------
 Net income (loss) ........................  $  208   $ (1,668)   $  (979)    $ (1,206)    $ (2,830)   $ (962)   $   351
                                             =======  ========    =======     ========     ========    =======   ========
PER SHARE DATA:
 Net income (loss) per common and
   equivalent share   .....................  $ 0.04   $  (0.33)   $ (0.20)    $  (0.21)    $  (0.49)   $(0.17)   $  0.06
                                             =======  ========    =======     ========     ========    =======   ========
 Weighted average common and equiva-
   lent shares outstanding                    4,969      4,989      4,989        5,710        5,796     5,796      5,796


                                                                                                             AS OF
                                                                   AS OF DECEMBER 31,                       JUNE 30,
                                                --------------------------------------------------------- ------------
                                                  1992       1993        1994        1995        1996         1997
                                                --------- ----------- ----------- ----------- ----------- ------------
                                                     (UNAUDITED)                                           (UNAUDITED)
BALANCE SHEET DATA:
 Cash and cash equivalents   ..................  $  230    $    194    $    257    $    528    $    148    $  2,106
 Working capital deficit  .....................    (364)     (2,097)     (3,295)     (3,744)     (7,000)     (7,293)
 Total assets .................................   1,606       1,176       1,954       4,044       7,328      14,265
 Long-term obligations, net of current portion      165         248           6         361         646         759
 Stockholders' deficit ........................  $ (207)   $ (1,824)   $ (2,803)   $ (3,259)   $ (6,089)   $ (5,714)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis of the financial condition and results of operations should be read in conjunction with the financial statements, related notes, and other detailed information included elsewhere in this Prospectus. This discussion, including the Company's plans and strategy for its business, contains forward-looking statements that involve certain risks and uncertainties. The Company's actual results could differ materially from those anticipated by the forward-looking statements as a result of certain factors, including, but not limited to those discussed under "Risk Factors" and elsewhere in this Prospectus.


OVERVIEW

     The Company is a rapidly growing, facilities-based international long distance carrier that has implemented a marketing strategy to serve ethnic residential markets in the U.S. and some of the leading international long distance carriers. The Company's quarterly revenues have increased fifteen fold over the last three years from approximately $1.1 million in the quarter ended June 30, 1994 to approximately $16.5 million in the quarter ended June 30, 1997. The Company's residential billing customers increased to over 43,700 for June 1997 compared to approximately 5,000 for June 1994, as measured over a 30 day period. Since its inception in 1989, the Company has focused its marketing efforts on the residential consumer marketplace in ethnic communities in which management believes there is a high demand for international long distance services. To achieve the economies of scale necessary to maintain cost effective operations, the Company began reselling its capacity to other carriers in late 1995. The Company currently offers U.S.-originated long distance service worldwide through a flexible network of owned and leased transmission facilities and resale arrangements, as well as a variety of operating agreements and termination arrangements.

     Until 1995, the Company's business was concentrated in the New York to Washington, D.C. corridor and focused on the delivery of dial-around access calling services to India. At the end of 1995, the Company expanded its customer base to include the West Coast, and began targeting other ethnic groups in the U.S., such as the Middle Eastern, Philippine and Russian communities. This expansion was facilitated by utilizing a portion of the proceeds of the sale of stock to Blue Carol Enterprises Ltd., an affiliate of Portugal Telecom International. The Company supported this expansion by leasing network capacity from other domestic telecommunications companies, thereby experiencing higher per-minute costs. In late 1995, the Company began to market its international long distance services to other telecommunications carriers. While providing greater utilization of its own network facilities, the carrier group allowed the Company to build relationships with other carriers, which in turn, led to additional termination options for its residential traffic. See "Business - Strategy."

     The Company's strategy is to serve its customers by building its own global network, which will allow the Company to originate, transmit, and terminate calls utilizing network capacity the Company manages. The Company anticipates that this network expansion will allow it to achieve a per-minute cost advantage over current arrangements. As the Company transitions from leasing to owning or managing its facilities, the Company's management believes economies in the per-minute cost of a call will be realized, while fixed costs will increase.
Presently, the facilities owned by the Company are domestically based and provide a cost advantage only with respect to origination costs. The Company realizes a per-minute cost savings when it is able to originate calls on network facilities it owns and manages ("on net") versus calls which must be originated through the utilization of facilities the Company does not own ("off net"). For the six months ended June 30, 1997 and for the year ended December 31, 1996, approximately 58.1% and 44.9% of the Company's residential revenues were originated on net, resulting in gross margins of approximately 4.4% and 3.7% as compared to gross margins of approximately 2.2% and 3.1% on residential revenues originated off net during the respective periods on other carrier facilities during the respective periods. As a higher percentage of calls are originated, transmitted, and terminated on the Company's own facilities, per-minute costs are expected to decline, predicated on call traffic volumes.

     Revenues for telecommunication services are recognized as such services are rendered, net of an allowance for revenue that the Company estimates will ultimately not be realized. Revenues for return traffic received according to the terms of the Company's operating agreements with foreign PTT's, as described below, are recognized as revenue as the return traffic is received and processed. There can be no assurance that traffic will be delivered back to the United States or what impact changes in future settlement rates, allocations among carriers or levels of traffic will have on net payments made and revenues received and recorded by the Company.

     The Company's cost of services consists of origination, transmission and termination expenses. Origination costs include the amounts paid to LECs and other domestic telecommunication network providers in areas where the Company does not have its own network facilities. Transmission expenses are fixed month-to-month payments associated with capacity on satellites, undersea fiber-optic cables, and other domestic and international leased lines. Leasing this capacity subjects the Company to price changes that are beyond the Company's control and to transmission costs that are higher than transmission costs on the Company's owned network. As the Company builds its own transmission capacity, the risk associated with price fluctuations and the relative costs of transmission are expected to decrease, however, fixed costs will increase. See "Risk Factors - Potential Fluctuations in Quarterly Operating Results."

     Among its various foreign termination arrangements, the Company has entered into operating agreements with a number of foreign PTTs, under which international long distance traffic is both delivered and received. Under these agreements, the foreign carriers are contractually obligated to adhere to the policy of the FCC, whereby traffic from the foreign country is routed through U.S. international carriers, such as the Company, in the same proportion as traffic carried into the country ("return traffic"). Mutually exchanged traffic between the Company and foreign carriers is reconciled through a formal settlement arrangement at agreed upon rates. The Company records the amount due to the foreign PTT as an expense in the period the traffic is terminated. When the Company receives return traffic in a future period, the Company generally realizes a higher gross margin on the return traffic as compared to the lower margin on the outbound traffic. Return traffic accounted for approximately 3.4% and 3.5% of revenues in the six months ended June 30, 1997 and the year ended December 31, 1996, respectively.

     In addition to the operating agreements, the Company utilizes alternative termination arrangements offered by third party vendors. The Company seeks to maintain strong vendor diversity for countries where traffic volume is high. These vendor arrangements provide service on a variable cost basis subject to volume. These prices are subject to changes, generally upon seven-days notice.

     As the international telecommunications marketplace has been deregulated, per-minute prices have fallen and, as a consequence, related per-minute costs for these services have also fallen. As a result, the Company has not been adversely affected by the price reductions, although there can be no assurance that this will continue. Although the Company generated positive net income for the six months ended June 30, 1997, the Company expects selling, general and administrative costs to increase as it develops its infrastructure to manage higher business volume. Thus, continued profitability is dependent upon management's ability to successfully manage growth and operations. See "Risk Factors - Management of Growth."

 Results of Operations


     The following table sets forth for the periods indicated certain financial data as a percentage of net revenues.


                                                                                                 SIX MONTHS
                                                      YEAR ENDED DECEMBER 31,                  ENDED JUNE 30,
                                             ------------------------------------------   -------------------------
                                                1994           1995           1996           1996          1997
                                             ------------   ------------   ------------   ------------   ----------
Net revenues   ...........................      100.0%         100.0%         100.0%         100.0%        100.0%
Cost of services  ........................       92.0           86.9           92.8           93.8          87.6
                                              ---------      ---------      ---------      ---------      ------
 Gross margin  ...........................        8.0           13.1            7.2            6.2          12.4
General and administrative expenses       .      22.7           20.7           12.4           10.4           8.5
Selling and marketing expenses   .........        1.8            1.8            1.6            1.2           1.1
Depreciation and amortization ............        1.8            1.3            1.0            1.1           0.7
                                              ---------      ---------      ---------      ---------      ------
 Income (loss) from operations   .........      (18.3)         (10.7)          (7.8)          (6.5)          2.1
Interest expense  ........................       (1.4)          (1.1)          (1.1)          (0.9)         (0.9)
Interest income   ........................        0.5            0.2            0.1            0.1             -
                                              ---------      ---------      ---------      ---------      ------
 Income (loss) before income tax
   provision   ...........................      (19.2)         (11.6)          (8.8)          (7.3)          1.2
Income tax provision .....................          -              -              -              -             -
                                              ---------      ---------      ---------      ---------      ------
 Net income (loss)   .....................      (19.2)%        (11.6)%         (8.8)%         (7.3)%         1.2%
                                              =========      =========      =========      =========      ======



SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

     Net Revenues. Net revenues increased approximately $15.6 million or 118.2%, to $28.8 million in the six months ended June 30, 1997 from $13.2 million for the six months ended June 30, 1996. Residential revenue increased in comparative periods by approximately $5.5 million or 110.0%, to $10.5 million in the first six months of 1997 from approximately $5.0 million for the first six months of 1996. The increase in residential revenue is due to an increase in residential customers to over 43,700 for June 1997 from approximately 19,800 for June 1996. Carrier revenue increased approximately $10.1 million or 123.2%, to $18.3 million in the first six months of 1997 from $8.2 million in the first six months of 1996. The increase in carrier revenue is due to the execution of the Company's strategy to optimize its capacity on its facilities, which has resulted in sales to additional customers and increased sales to existing customers. Carrier revenue also improved due to an increase in return traffic to approximately $994,000 for the six months ended June 30, 1997 from approximately $490,000 for the six months ended June 30, 1996.


     Gross Margin. Total gross margin increased approximately $2.8 million to $3.6 million for the six months ended June 30, 1997 from $818,000 for the six months ended June 30, 1996. Gross margin improved as a percentage of net revenue to approximately 12.4% for the first six months of 1997 from 6.2% for the first six months of 1996. The gross margin on residential revenue increased to approximately 12.4% for the six months ended June 30, 1997 from 9.2% for the six months ended June 30, 1996, due to an increase in the percentage of residential traffic originated on net and improved termination costs. In the six months ended June 30, 1997, approximately 58.1% of residential revenue originated on net, as compared to approximately 41.6% in the six months ended June 30, 1996. The gross margin on carrier revenue increased to approximately 12.5% in the first six months of 1997 from 4.4% for the first six months of 1996. Excluding the impact of return traffic, which is included in carrier revenue, the gross margin on carrier revenue would have been approximately 7.4% for the six months ended June 30, 1997, and negative 1.6% for the six months ended June 30, 1996. The improvement in margin on carrier revenue is due to reduced termination costs pursuant to the Company's strategy of diversifying its termination options.


     The reported gross margin for the six months ended June 30, 1997 and June 30, 1996 includes the effect of accrued disputed charges of approximately $67,000 and $487,000, respectively, which represents less than 1.0% and 4.0% of reported net revenues.

     General and Administrative. General and administrative expenses increased approximately $1.1 million or 78.6%, to $2.5 million for the six months ended June 30, 1997 from $1.4 million for the six months ended June 30, 1996. As a percentage of net revenue, general and administrative expenses declined to approximately 8.5% from 10.4% for the respective periods. The increase in dollar amounts was primarily due to an increase in personnel to 72 from 54 in the respective periods and, to a lesser extent, an increase in billing processing fees.

     Selling and Marketing. Selling and marketing expenses decreased as a percentage of net revenue to approximately 1.1% in the six months ended June 30, 1997 from 1.2% in the six months ended June 30, 1996. In dollar amounts, selling and marketing expenses increased to approximately $306,000 in the first six months of 1997, from approximately $154,000 in the first six months of 1996, as a result of the Company's efforts to market to new customer groups.

     Depreciation and Amortization. Depreciation and amortization expenses increased to approximately $214,000 in the six months ended June 30, 1997 from $144,000 in the six months ended June 30, 1996, primarily due to increases in capital expenditures for the expansion of the network infrastructure.

     Interest. Interest expense increased to approximately $252,000 for the six months ended June 30, 1997 from $118,000 for the six months ended June 30, 1996, as a result of additional debt incurred by the Company to fund working capital needs.

     Net Income. Net income was approximately $351,000 for the six months ended June 30, 1997 as compared to a loss of $962,000 for the six months ended June 30, 1996. The improvement in net income is largely attributable to the increase in gross margin dollar amounts as described above.


1996 COMPARED TO 1995


     Net Revenues. Net revenues increased approximately $21.7 million or 206.7%, to $32.2 million for the year ended 1996 from $10.5 million in the year ended 1995. Residential revenue increased in comparative periods by approximately $6.6 million or 122.2%, to $12.0 million in 1996 from $5.4 million in 1995. The increase in residential revenue is due to a concerted effort to expand marketing to the West Coast and to target additional ethnic communities such as the Middle Eastern, Philippine, and Russian communities. The Company's residential customer base grew to approximately 27,800 customers as of December 31, 1996 from 10,700 customers as of December 31, 1995. Carrier revenue increased approximately $15.1 million or 296.1%, to $20.2 million in 1996 from $5.1 million in 1995. This growth is a result of the Company's strategy to optimize network utilization by offering its services to other carriers. In this regard, the Company was successful in expanding its marketing and increased sales to first and second-tier carriers. Return traffic decreased to approximately $1.1 million in 1996 from $2.0 million in 1995. Net revenues in 1995 reflect the receipt of previously undelivered return traffic revenues to the Company.

     Gross Margin. Total gross margin increased approximately $900,000 to $2.3 million in 1996 from $1.4 million for 1995. Gross margin decreased as a percentage of net revenue to approximately 7.2% for 1996 from 13.1% for 1995. The gross margin on residential revenue decreased to approximately 10.1% in 1996 from 10.4% in 1995 due to initial expenses associated with the entry into new markets. As a result of the expansion into additional ethnic markets and new geographic areas, on net origination declined to approximately 44.9% in 1996, as compared to 62.9% in 1995. The relative decrease in on net originated traffic was due to customer base growth prior to the expansion of owned or managed facilities. The gross margin on carrier revenue, excluding return traffic, increased to approximately negative 0.02% in 1996 from negative 36.9% in 1995.

     General and Administrative. General and administrative expenses increased approximately $1.8 million or 81.8%, to $4.0 million for 1996 from $2.2 million for 1995. However, as a percentage of net revenue, general and administrative expenses declined to approximately 12.4% from 20.7% in the respective periods. The increase in dollar amounts in general and administrative expenses primarily resulted from increased third party billing and collection fees of approximately $349,000 to support higher calling volume; increased personnel expenses to $1.5 million in 1996 from $1.1 million in 1995 as a result of new hires; and bad debt losses of approximately $529,000 attributable to the bankruptcy of one former customer.

     Selling and Marketing. Selling and marketing expenses decreased as a percentage of net revenue to approximately 1.6% in 1996 from 1.8% in 1995. In dollar amounts, selling and marketing expenses increased to approximately $514,000 in 1996 from $184,000 in 1995. The increase is attributable to the Company's efforts to enter additional ethnic markets and new geographic areas.

     Depreciation and Amortization. Depreciation and amortization expenses grew to approximately $333,000 in 1996 from $137,000 in 1995, primarily due to increased capital expenditures.


     Interest. Interest expense increased to approximately $337,000 for 1996 from $116,000 in 1995, primarily due to increased borrowings under a credit facility to support growth in accounts receivable, and to a lesser extent, increased borrowings from related and other parties.

     Net Loss. The Company experienced a net loss of approximately $2.8 million in 1996 as compared to a net loss of $1.2 million in 1995.

1995 COMPARED TO 1994


     Net Revenues. Net revenues increased approximately $5.4 million or 105.9%, to $10.5 million for the year ended 1995 from $5.1 million in the year ended 1994. Residential revenue increased in comparative periods by approximately $2.0 million or 58.8%, to $5.4 million in 1995 from $3.4 million in 1994. The increase in residential revenue was due to an increase in the number of customers to approximately 10,700 by the end of 1995 from approximately 6,300 at the end of 1994. Carrier revenue increased approximately $3.4 million or 200.0%, to $5.1 million in 1995 from $1.7 million in 1994. The increase in carrier revenue was primarily the result of both increased sales to existing customers and an increase in return traffic to approximately $2.0 million in 1995 from $174,000 in 1994.

     Gross Margin. Total gross margin increased approximately $972,000 to $1.4 million in 1995 from $407,000 for 1994. Gross margin increased as a percentage of net revenue to approximately 13.1% for 1995 from 8.0% for 1994. The gross margin on residential revenue decreased to approximately 10.4% in 1995 from 21.1% in 1994 due to an expansion from the Company's Mid-Atlantic customer base. The Company elected to expand its business base in advance of acquiring facilities, thereby reducing the percentage of on net originating traffic. In 1995, approximately 62.9% of residential revenue originated on net, as compared to 75.8% in 1994. The gross margin on carrier revenue, excluding the impact of return traffic, decreased to approximately negative 36.9% in 1995 from negative 33.2% in 1994.

     General and Administrative. General and administrative expenses increased approximately $1.0 million or 83.3%, to $2.2 million for 1995 from $1.2 million for 1994. As a percentage of revenue, general and administrative expenses declined to approximately 20.7% from 22.7% in the respective periods. The increase in dollar amounts was primarily due to increased personnel and commission expenses incurred to develop new markets.

     Selling and Marketing. Selling and marketing expenses remained approximately the same as a percentage of net revenue in 1995 and 1994 at 1.8%. In dollar amounts, selling and marketing expenses increased to approximately $184,000 in 1995 from $91,000 in 1994. The increase in dollar amounts is attributable to the Company's efforts to enter additional ethnic markets.

     Depreciation and Amortization. Depreciation and amortization expenses increased to approximately $137,000 in 1995 from $90,000 in 1994, primarily due to an increase in capital expenditures for the expansion of the network infrastructure.

     Interest. Interest expense increased to approximately $116,000 for 1995 from $70,000 in 1994, primarily as a result of increased borrowings under a credit facility to support growth in accounts receivable.


     Net Income. The Company experienced a net loss of approximately $1.2 million in 1995 as compared to a net loss of $979,000 in 1994.


QUARTERLY RESULTS OF OPERATIONS


     The following table sets forth certain unaudited quarterly financial data for each of the quarters in the year ended December 31, 1995, the year ended December 31, 1996, the three months ended March 31, 1997, and the three months ended June 30, 1997. This quarterly information has been derived from and should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Prospectus, and, in management's opinion, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information. Operating results for any quarter are not necessarily indicative of results for any future period.


                                                                        QUARTERS ENDED
                                     -------------------------------------------------------------------------------------
                                                       1995                                       1996
                                     ----------------------------------------- -------------------------------------------
                                      MAR. 31,   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30    DEC. 31
                                     ---------- --------- ---------- --------- --------- --------- ---------- ------------
Net revenues   .....................  $1,462     $1,860    $2,762     $4,424    $4,722    $8,485    $7,652     $ 11,356
Cost of services  ..................   1,137      1,533     2,363      4,096     4,467     7,922     6,763       10,729
                                      ------     ------    ------     ------    ------    ------    ------     --------
 Gross margin(1)  ..................     325        327       399        328       255       563       889          627
General and administrative
 expenses   ........................     449        460       484        777       595       778     1,370        1,253
Selling and marketing expenses   ...      30         30        39         85        52       101       166          195
Depreciation and amortization ......      29         31        32         45        52        93        93           95
                                      ------     ------    ------     ------    ------    ------    ------     --------
 Income (loss) from operations      .   (183)      (194)     (156)      (579)     (444)     (409)     (740)        (916)
Interest expense  ..................      22         23        25         46        58        60        80          139
Interest income   ..................       5          5         6          6         5         4         5            2
                                      ------     ------    ------     ------    ------    ------    ------     --------
 Income (loss) before income tax
  provision ........................    (200)      (212)     (175)      (619)     (497)     (465)     (815)      (1,053)
Income tax provision ...............       -          -         -          -         -         -         -            -
                                      ------     ------    ------     ------    ------    ------    ------     --------
 Net income (loss)   ...............  $ (200)    $ (212)   $ (175)    $ (619)   $ (497)   $ (465)   $ (815)    $ (1,053)
                                      ======     ======    ======     ======    ======    ======    ======     ========

                                            1997
                                     ------------------
                                      MAR. 31   JUNE 30
                                     --------- --------
Net revenues   .....................   $12,372   $16,464
Cost of services  ..................    10,765    14,485
                                      --------  --------
 Gross margin(1)  ..................     1,607     1,979
General and administrative
 expenses   ........................     1,151     1,310
Selling and marketing expenses   ...       104       202
Depreciation and amortization ......        96       118
                                      --------  --------
 Income (loss) from operations      .      256       349
Interest expense  ..................       117       135
Interest income   ..................         1         4
                                      --------  --------
 Income (loss) before income tax
  provision ........................       140       218
Income tax provision ...............         3         4
                                      --------  --------
 Net income (loss)   ...............   $   137   $   214
                                      ========  ========


----------


(1) During the first quarter of 1997, the Company's gross margin improved by approximately $1.0 million over the fourth quarter 1996. The improvement was due to (i) approximately $500,000 in costs accrued in the fourth quarter 1996 for disputed vendor obligations as compared to approximately $8,000 in costs accrued during the first quarter of 1997; (ii) approximately $400,000 of cost reductions in 1997 resulting from an increase in the utilization of alternative termination options; and (iii) a lesser extent, an increase in the percentage of retail traffic originated on net.




LIQUIDITY AND CAPITAL RESOURCES



     Although founded in 1989, the Company's rapid growth commenced in 1995 as the Company began actively marketing international services to additional ethnic communities in major metropolitan areas in the U.S. and to other telecommunication carriers. This growth required an investment in working capital to finance the net loss that was incurred through 1996 and the increase in accounts receivable. Until the first quarter of 1997, however, operating activities were a net use of cash. Net cash used in operating activities was $76,000 in 1994, $768,000 in 1995 and $1.4 million in 1996. In the first six months of 1997, operating activities generated net cash of approximately $514,000. To facilitate this growth, the Company made investments in property and equipment of approximately $44,000 in 1994, $200,000 in 1995, $520,000 in 1996 and $184,000 in the first six months of 1997. Through 1996, the Company funded its growth primarily through borrowings under its receivable credit facility, notes payable to individuals and the issuance of voting common stock. Net cash provided by financing activities was approximately $183,000 in 1994, $1.2 million in 1995 and $1.5 million in 1996, and approximately $1.6 million in the first six months of 1997.

     On July 1, 1997, the Company entered into the Signet Agreement, which provides for maximum borrowings of up to $10 million through December 31, 1997, and the lesser of $15 million or 85% of eligible accounts receivable, as defined, thereafter until maturity on December 31, 1999. The Company may elect to pay quarterly interest payments at the prime rate, plus 2%, or the adjusted LIBOR, plus 4%. The Signet Agreement required a $150,000 commitment fee to be paid at closing, and a quarterly commitment fee of 0.25% of the unborrowed portion. The Signet Agreement is secured by substantially all of the Company's assets. It contains certain financial and non-financial covenants, including, but not limited to, ratios of monthly net revenue to loan balance, interest coverage, and cash flow leverage, minimum subscribers, limitations on capital expenditures, additional indebtedness, acquisition or transfer of assets, payment of dividends, new ventures or mergers, and issuance of additional equity. The Company is currently in compliance with all financial ratios and covenants of the Signet Agreement. Beginning on January 1, 1998 (and extending to July 1, 1998 upon the occurrence of defined events), should Signet Bank determine and assert based on its reasonable assessment that a material adverse change to the Company has occurred, it could declare all amounts outstanding to be immediately due and payable.

     The Signet Agreement provides that Signet Bank (the "Lender" or "Signet Bank") receive warrants to purchase up to 539,800 shares of the Common Stock, which represents 10% of the issued and outstanding shares of Common Stock as of July 1, 1997. Warrants representing 5% of the issued and outstanding shares are currently exercisable. The exercise price of these warrants is $8.46. Further, beginning in the first calendar quarter of 1998, and continuing until the Company completes an initial public offering, an additional 1% each calendar quarter will vest in the Lender. The exercise price of these warrants will be set at a price which values the Company at 10 times revenue for the immediately preceding month. So long as the Offering is completed by December 31, 1997, the Lender will only receive warrants to purchase 269,900 shares of Common Stock, representing 5% of the issued and outstanding shares of Common Stock as of July 1, 1997. Until the Offering has been completed, the Company is obligated to repurchase the shares underlying the warrant in certain circumstances at the then fair value of the Company as determined by an independent appraisal. The Lender has certain registration rights with respect to the shares underlying the warrant. See "Description of Capital Stock - Signet Agreement."

     The Company will be reporting the warrants to purchase 269,900 shares of the Common Stock, which are currently exercisable, as a discount to the loan, which will be amortized to interest expense over the term of the loan. In the event that the Signet Agreement is extinguished or otherwise refinanced with a new credit facility, the Company intends to expense, as an extraordinary item (if material), the then-existing unamortized debt discount and deferred financing cost related to the Signet Agreement, which was approximately $1.2 million as of July 1, 1997. Until the Offering has been completed, amounts ascribed to the warrants will be reflected as a liability and will be adjusted based upon their redemption value. Additional warrants which may become exercisable in the event that the Company does not complete the Offering in 1997 will be valued at their fair value when and if exercisable and will be charged to interest expense over the balance of the term of the Signet Bank loan.

     Prior to the execution of the Signet Agreement, the Company had a credit and billing arrangement with a third party. This facility allowed the Company to receive advances of 70% of all records submitted for billing. These advances were secured by receivables involved. The credit limit under the agreement was $3 million and bore an interest rate of prime plus 4%.

     The Company is continuing to pursue a flexible approach to expand its markets and enhance its network facilities by investing in marketing, and in switching and transmission facilities, where anticipated traffic volumes justify such investments. Historically, the Company has achieved market penetration with only modest investments in marketing. There can be no assurance that the Company's prior marketing achievements can be replicated with increased marketing investments. A number of factors, including market share, competitor rates and quality of service determine the effectiveness of the market entry strategy. See "Business - Strategy."

     The Company has planned capital expenditures through 1998 of $8.5 million. Additionally, marketing expenditures for 1997 and 1998 are expected to reach $4.5 million in the aggregate. These expenditure needs are expected to be met by cash from operations, amounts available under the line of credit and the proceeds of the Offering. See "Use of Proceeds." These capital needs will continue to expand as the Company executes its business strategy. See "Risk Factors - Capital Requirements; Need for Additional Financing."

     The Company has accrued approximately $2.1 million as of June 30, 1997, for disputed vendor obligations asserted by one of the Company's foreign carriers for minutes processed in excess of the minutes reflected on the Company's records. If the Company prevails in its dispute, these amounts or portions thereof would be credited to operations in the period of resolution. Conversely, if the Company does not prevail in its dispute, these amounts or portions thereof would be paid in cash.

NEW ACCOUNTING STANDARDS


     In 1997 the Financial Accounting Standards Board released Statement No. 128, "Earnings per share" ("Statement 128"). Statement 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement for all periods presented. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings per share is computed similarly to fully diluted earnings per share pursuant to Accounting Principles Bulletin No. 15. Statement 128 is effective for fiscal periods ending after December 15, 1997, and when adopted, will require restatement of prior periods' earnings per share.

     The requirements of the Securities and Exchange Commission require the dilutive effects of common stock and stock rights issued within 12 months of an initial public offering be included in the computation of both basic and dilutive earnings per share. Accordingly, management anticipates that Statement 128 will not have a material impact upon reported earnings per share.



EFFECTS OF INFLATION

     Inflation is not a material factor affecting the Company's business and has not had a significant effect on the Company's operations to date.

                                    BUSINESS



GENERAL

     STARTEC is a rapidly growing, facilities-based international long distance carrier which markets its services to select ethnic U.S. residential communities that have significant international long distance usage. Additionally, to maximize the efficiency of its network capacity, the Company sells its international long distance services to some of the world's leading carriers. The Company provides its services through a flexible network of owned and leased transmission facilities, resale arrangements and a variety of operating agreements and termination arrangements. The Company currently operates a switch in Washington, D.C. and leases switching facilities from other telecommunications carriers. The Company is in the process of constructing an international gateway facility in New York City.

     The Company's mission is to dominate select international telecom markets by strategically building network facilities that allow it to manage both sides of a telephone call. The Company intends to own multiple switches and other network facilities which allow it to originate and terminate a substantial portion of its own traffic. The Company believes that building network facilities, acquiring additional termination options and expanding its proven marketing strategy should lead to continued growth and improved profitability.


INDUSTRY BACKGROUND


     The international telecommunications industry consists of transmissions of voice and data that originate in one country and terminate in another. This industry is experiencing a period of rapid change which has resulted in substantial growth in international telecommunications traffic. For domestic carriers, the international market can be divided into two major segments: the U.S.-originated market, which consists of all international calls which either originate or are billed in the United States, and the overseas market, which consists of all calls billed outside the United States. According to the Company's market research, the international telecommunications services market was approximately $56 billion in aggregate carrier revenues for 1995, and the volume of international traffic on the public telephone network is expected to grow at a compound annual growth rate of 10% or more from 1997 through the year 2000. The U.S.-originated international market has experienced substantial growth in recent years, with revenues rising from approximately $8 billion in 1990 to approximately $14 billion in 1995.

     The Company believes that the international telecommunications market will continue to experience strong growth for the foreseeable future as a result of the following developments and trends:


   - Global Economic Development and Increased Access to Telecommunications Services. The dramatic increase in the number of telephone lines around the world, stimulated by economic growth and development, government mandates and technological advancements, is expected to lead to increased demand for international telecommunications services in those markets.

   - Deregulation of Telecommunications Markets. The continuing deregulation and privatization of telecommunications markets has provided, and continues to provide, opportunities for carriers who desire to penetrate those markets.

   - Reduced Rates Stimulating Higher Traffic Volumes. The reduction of outbound international long distance rates, resulting from increased competition and technological advancements, has made, and continues to make, international calling available to a much larger customer base thereby stimulating increased traffic volumes.



   - Increased Capacity. The increased availability of higher-quality digital undersea fiber optic cable has enabled international long distance carriers to improve service quality while reducing costs.


   - Popularity and Acceptance of Technology. The proliferation of communications devices, including cellular telephones, facsimile machines and communications equipment has led to a general increase in the use of telecommunications services.

   - Bandwidth Needs. The demand for bandwidth-intensive data transmission services, including Internet-based demand, has increased rapidly and is expected to continue to increase in the future.



     Development of U.S. and Foreign Telecommunications Markets


     The 1984 court-ordered dissolution of AT&Ts monopoly over local and long distance telecommunications fostered the emergence of new U.S. long distance companies. Today there are over 500 U.S. long distance companies, most of which are small- or medium-sized companies, serving residential and business customers and other carriers. In order to be successful, these small- and medium-sized companies must offer customers a full range of services, including international long distance. However, management believes most of these carriers do not have the critical mass of traffic to receive volume discounts on international transmission from the larger facilities-based carriers such as AT&T, MCI and Sprint, or the financial ability to invest in international facilities. Alternative international carriers, such as the Company, have capitalized on the demand created by these small- and medium-sized companies for less expensive international transmission facilities. These carriers are able to take advantage of larger traffic volumes to obtain discounts on international routes (through resale) and/or invest in facilities when volume on particular routes justifies such investments. As these emerging international carriers have become established, they have also begun to carry overflow traffic from larger long distance providers which own international transmission facilities.

     Liberalization and privatization have also allowed new long distance providers to emerge in foreign markets. Liberalization began in the U.K. in 1981 when Mercury, a subsidiary of Cable & Wireless plc, was granted a license to operate a facilities-based network and compete with British Telecom. The 1990 adoption of the "Directive on Competition in the Market for Telecommunications Services" marked the beginning of deregulation in Europe, and a series of subsequent EU directives, reports and actions are expected to result in substantial deregulation of the telecommunications industries in most EU member states by 1998. Liberalization is also occurring on a global basis as many governments in Eastern Europe, Asia and Latin America privatize government-owned monopolies and open their markets to competition. Also, signatories to the WTO Agreement have committed, to varying degrees, to allow access to their domestic and international markets to competing telecommunications providers, allow foreign ownership interests in existing telecommunications providers and establish regulatory schemes to develop and implement policies to accommodate telecommunications competition.


     As liberalization erodes the traditional monopolies held by single national providers, many of which are wholly or partially government-owned PTT's, U.S. long distance providers have the opportunity to negotiate more favorable agreements with both the traditional and newly-emerging foreign providers. Further, deregulation in certain countries is enabling U.S.-based providers to establish local switching and transmission facilities in those countries, allowing them to terminate their own traffic and begin to carry international long distance traffic originating in those countries.


     International Switched Long Distance Services

     International switched long distance services are provided through switching and transmission facilities that automatically route calls to circuits based upon a predetermined set of routing criteria. In the U.S., an international long distance call typically originates on a LEC's network and is transported to the caller's domestic long distance carrier. The domestic long distance provider picks up the call and carries the call to its own or another carrier's international gateway switch, where an international long distance provider picks it up and sends it directly or through one or more other long distance providers to a corresponding gateway switch in the destination country. Once the traffic reaches the destination country, it is routed to the party being called through that country's domestic telephone network.

     International long distance carriers are often categorized according to ownership and use of transmission facilities and switches. No carrier utilizes exclusively-owned facilities for transmission of all of its long distance traffic. Carriers vary from being primarily facilities-based, meaning that they own and operate their own land-based and/or undersea cable and switches, to those that are purely resellers of another carrier's transmission network. The largest U.S. carriers, such as AT&T, MCI, Sprint and

WorldCom primarily use owned transmission facilities and switches and may transmit some of their overflow traffic through other long distance providers, such as the Company. Only very large carriers have the transmission facilities and operating agreements necessary to cover the over 200 countries to which major long distance providers generally offer service. A significantly larger group of long distance providers own and operate their own switches but use a combination of resale agreements with other long distance providers and leased and owned facilities to transmit and terminate traffic, or rely solely on resale agreements with other long distance providers. For a discussion of the Company's analysis of the mix of providers in the long distance market see "STARTEC's Industry Paradigm."


     Operating Agreements. Traditional operating agreements provide for the termination of traffic in, and return traffic to, the international long distance carriers' respective countries for mutual compensation at an "accounting rate" negotiated by each country's dominant carrier. Under such traditional operating agreements, the international long distance provider that originates more traffic compensates the long distance provider in the other country by paying an amount determined by multiplying the net traffic imbalance by half of the accounting rate.


     Under a typical operating agreement, each carrier owns or leases its portion of the transmission facilities between two countries. A carrier gains ownership rights in digital undersea digital fiber optic cable by: (i) purchasing direct ownership in a particular cable (usually prior to the time the cable is placed into service); (ii) acquiring an IRU in a previously installed cable; or (iii) by leasing or otherwise obtaining capacity from another long distance provider that has either direct ownership or IRU rights in a cable. In situations in which a long distance provider has sufficiently high traffic volume, routing calls across cable that is directly owned by a carrier or in which a carrier has an IRU is generally more cost-effective than the use of short-term variable capacity arrangements with other long distance providers or leased cable. Direct ownership and IRU rights, however, require a carrier to make an initial capital commitment based on anticipated usage.


     Transit Arrangements. In addition to using traditional operating agreements, an international long distance provider may use transit arrangements, pursuant to which a long distance provider in an intermediate country carries the traffic to the destination country. Transit arrangements require agreement among all of the carriers of the countries involved in the transmission and termination of the traffic, and are generally used for overflow traffic or in cases in which a direct circuit is unavailable or not volume justified.


     Switched Resale Arrangements. Switched resale arrangements typically involve the carrier purchase and sale of termination services between two long distance providers on a variable, per minute basis. The resale of capacity was first permitted as a result of the deregulation of the U.S. telecommunications market, and has fostered the emergence of alternative international long distance providers which rely, at least in part, on transmission services acquired on a carrier basis from other long distance providers. A single international call may pass through the facilities of multiple resellers before it reaches the foreign facilities-based carrier which ultimately terminates the call. Resale arrangements set per minute prices for different routes, which may be guaranteed for a set period of time or may be subject to fluctuation following notice. The resale market for international transmission capacity is continually changing, as new long distance resellers emerge and existing providers respond to changing costs and competitive pressures. In order to be able to effectively manage costs when using resale arrangements, long distance providers must have timely access to changing market prices and be able to react to changes in costs through pricing adjustments and routing decisions.



     Alternative Transit/Termination Arrangements. As the international long distance market began to be more competitive, long distance providers developed alternative transit/termination arrangements in an effort to decrease their costs of terminating international traffic. Some of the more significant of these arrangements include refiling, international simple resale ("ISR"), and ownership of switching facilities in foreign countries. Refiling of traffic, which takes advantage of disparities in settlement rates between different countries, allows traffic to a destination country to be treated as if it originated in another country which enjoys lower settlement rates with the destination country, thereby resulting in a lower overall termination cost. Refiling is similar to transit, except that with respect to transit, the facilities-
based long distance provider in the destination country has a direct relationship with the originating long distance provider and is aware of the transit arrangement, while with refiling, it is likely that the long distance provider in the destination country is not aware that the received traffic originated in another country with another carrier. To date, the FCC has made no pronouncement as to whether refiling complies with U.S. or ITU regulations, although it is considering such issues in an existing proceeding.


     With ISR, a long distance provider completely bypasses the accounting rates system by connecting an international leased private line to the public switched telephone network of a foreign country or directly to the premises of a customer or foreign partner. Although ISR is currently sanctioned by applicable regulatory authorities only on a limited number of routes (including U.S.-U.K., U.S.-Canada, U.S.-Sweden, U.S.-New Zealand, U.K.-worldwide and Canada-U.K.), its use is increasing and is expected to expand significantly as deregulation continues in the international telecommunications market. In addition, deregulation has made it possible for U.S.-based long distance providers to establish their own switching facilities in certain foreign countries, allowing them to directly terminate traffic. See "- Government Regulation."




STARTEC'S INDUSTRY PARADIGM

     It is common in the industry to classify and identify different telecommunications companies as "first-tier," "second-tier" or "third-tier" carriers based primarily on their revenue size. The Company analyzes its competitive market position and its strategy based on a more comprehensive set of criteria, focusing on technology, network infrastructure and margins. Broadly, the Company's Industry Paradigm is comprised of four identifiable segments: Switchless Reseller, Switch-Based Reseller, Single-Sided Facilities-Based Carrier and Dual-Sided Facilities-Based Carrier.


                    STARTEC'S INDUSTRY PARADIGM
                                       CHARACTERISTICS

                             DUAL SIDED     Sophisticated technology
                         FACILITIES BASED   Highly competent network operations
                              CARRIER       Highest margin

                           SINGLED SIDED    Higher technology
                         FACILITIES BASED   Competent network management
                              CARRIER       Higher margin

                          SWITCH BASED      Limited technology
                            RESELLER        Limited network

                     SWITCHLESS RESELLER    No technology
                                            No network
                                            Low margin


     At the bottom of the Industry Paradigm are the Switchless Resellers, which do not own switching facilities and rely solely on resale agreements with other long distance carriers to transport and terminate their traffic. Although these companies generally are able to keep overhead costs down, since they are not burdened with the costs associated with ownership of facilities, their dependence on other companies for capacity and service substantially reduces their ability to control variable costs associated with origination, transport and termination of telephone calls.

     Switch-Based Resellers occupy the next level of the Industry Paradigm. Companies at this level usually own a switch, which may or may not embody the most current technology, and may even do their own billing and collection of customer accounts. While the margins at this level generally are better than for Switchless Resellers, these companies are also substantially dependent upon resale agreements with facilities-based long distance carriers to transport and terminate their traffic.

     At the level above the Switch-Based Resellers are the Single-Sided Facilities-Based Carriers. The move up from the reseller levels to the facilities-based carrier levels is a significant one in terms of costs, required technology, and available margins. Single-Sided Facilities-Based Carriers generally operate multiple switches, have the ability to originate at least some of their own calls, and maintain network management facilities.


     The top level of the Industry Paradigm consists of Dual-Sided Facilities-Based Carriers. The domestic carriers at this level generally own multiple switches, and other facilities which allow them to originate and terminate a substantial portion of their own traffic. In addition, the international carriers at this level also have ownership rights, IRUs or other arrangements to use undersea fiber optic cable lines and satellite facilities, operating agreements and other termination arrangements with foreign telecommunications providers, and may even have switches in foreign countries which allow them to terminate their own traffic. The domestic and the international Dual-Sided Facilities-Based Carriers use the latest technology, have sophisticated network operations, and are best able to control the quality of their services. The margins are potentially the highest at this level, as the carriers have the greatest control over costs of service.


STRATEGY



     The Company began, and has historically operated, as a Switch-Based Reseller. The Company currently is investing in network infrastructure which will allow it to operate as a single-sided facilities-based carrier. Utilizing a portion of the net proceeds from this Offering, the Company intends to invest in additional network infrastructure with the objective of becoming an international dual-sided facilities-based carrier.


     The Company intends to implement a network hubbing strategy, linking foreign-based switches and other telecommunications equipment together with the Company's marketing base in the United States. To implement this hubbing strategy, the Company intends to: (i) build transmission capacity, including its ability to originate and transport traffic; (ii) acquire additional termination options to increase routing flexibility; and (iii) expand its customer base through focused marketing efforts.


     A "hub" will consist of a switch and/or other telecommunications equipment, including cables and compression equipment. Hub locations will be selected based on their similarity to the established U.S. model, in which identifiable international ethnic communities are accessible, and where it is possible to connect with some of the leading international carriers. Once established, these hubs will be connected to the Company's marketing base in the United States. Management believes the hubbing strategy will allow the Company to move up the Industry Paradigm, from a single-sided facilities-based carrier to a dual-sided facilities-based carrier serving ethnic communities and telecommunication carriers in select markets worldwide.


     To implement this hubbing strategy, the Company intends to:



     Build Transmission Capacity. The Company originates and transports customer traffic through a network of Company-owned and managed facilities and facilities leased or acquired through resale arrangements from other facilities-based long distance carriers. The additional traffic generated by the Company's expanded customer base and increased usage of its long distance services will necessitate the acquisition of additional switching and transmission capacity. To meet these needs, the Company has begun to implement a strategic build-out of its network, including installation of improved switching facilities, planned acquisition of ownership interests in and/or rights to use digital undersea fiber optic cables, and installation of compression equipment to increase capacity on those cables. The Company has also taken steps to improve its systems supporting the network and further enhance the quality of its services by adding equipment upgrades in its network monitoring and customer service centers, and plans to install enhanced software which will allow it to monitor call traffic routing, capacity, and quality. Building additional switching and transmission capacity will decrease the Company's reliance on leased facilities and exposure to price fluctuations. The Company's goal in taking these actions is to improve its gross margin and provide greater assurance of the quality and reliability of its services.

     Acquire Additional Termination Options. Customer traffic is terminated in the destination country through a variety of arrangements, including international operating agreements. The anticipated expansion of the Company's customer base in existing and new target markets, and the resulting increase in traffic, will require the Company to provide additional methods to terminate that traffic. As part of its hubbing strategy, the Company plans to explore a number of options including additional operating agreements, strategic alliances, transit and refile arrangements, and the acquisition of switching facilities in foreign countries. The increase in termination options is expected to provide greater routing flexibility and reliability, as well as permitting greater management and control over the cost of transmitting customers' calls.


     Expand Customer Base. The Company will continue to target additional ethnic U.S. residential communities with significant international long distance usage. In addition, the Company plans to extend its marketing efforts outside the U.S. into countries which have ethnic communities which the Company believes are potential customers, and to begin marketing its long distance services to U.S.-based small businesses which have an international focus. The Company will also consider opportunities to increase its residential customer base through strategic alliances and acquisitions. By increasing its residential customer base, the Company's goal is to capture operating efficiencies associated with high traffic volumes and to increase its margins.


     The Company's marketing strategy, which targets selected ethnic communities is attractive to foreign carriers who enter into agreements with STARTEC in order to capture outgoing international U.S. traffic from customers located in their corresponding U.S. ethnic communities. As a result of the relationships established by these agreements, STARTEC expects that its global telecommunications network will become more cost effective and will make the Company an attractive supplier to the world's leading carriers. The Company also anticipates that its hubbing strategy will allow it to serve carrier customers over a wider geographical area.


CUSTOMERS


     The number of the Company's residential customers has grown significantly over the past three years, from approximately 5,000 as of June 30, 1994 to more than 43,700 as of June 30, 1997 (as measured over a 30 day period). These customers generally are members of ethnic groups that tend to be concentrated in major U.S. metropolitan areas, including Middle Eastern, Indian, Russian, African and Southeast Asian communities. Net revenues from residential customers accounted for approximately 37% and 36% of the Company's net revenues in the year ended December 31, 1996 and the six month period ended June 30, 1997, respectively. No single residential customer accounted for more than one percent of the Company's revenues during those periods.

     The number of the Company's carrier customers also has grown significantly since the Company first began marketing its services to this segment in late 1995. As of June 30, 1997, the Company had 32 active carrier customers, with revenues from carrier customers accounting for 63% and 64% of the Company's net revenues in the year ended December 31, 1996 and the six month period ended June 30, 1997, respectively. One of these carrier customers, WorldCom, accounted for approximately 23% of total revenues in the year ended December 31, 1996, and approximately 27% of total revenues for the six months ended June 30, 1997. In addition, certain carrier customers also accounted for more than 10% of the Company's net revenues during the fiscal years ended December 31, 1994 and 1995. In 1994, CST and WorldCom accounted for approximately 12% and 11%, respectively, of net revenues and in 1995, VSNL accounted for approximately 19% of net revenues. No other customer accounted for 10% or more of the Company's net revenues during 1994, 1995, 1996 or the first six months of 1997. In a number of cases, the Company provides services to carriers which are also suppliers to the Company.

     Substantially all of the Company's revenues for the past three fiscal years and the six months ended June 30, 1997 have been derived from calls terminated outside the United States. The percentages of net revenues attributable on a region-by-region basis are set forth in the table below.


                                                                             SIX MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                 JUNE 30,
                                   ------------------------------------   -----------------------
                                     1994         1995         1996         1996         1997
                                   ----------   ----------   ----------   ----------   ----------
Asia/Pacific Rim ...............      81.9%       66.4%        43.0%        54.1%        41.9%
Middle East/North Africa  ......       2.7          6.6         25.7         19.8         28.1
Sub-Saharan Africa  ............       0.4          0.3          3.5          2.1          8.2
Eastern Europe   ...............       0.5          3.0          8.2          6.9          9.9
Western Europe   ...............      12.1         15.7          5.5          4.7          3.1
North America ..................       2.2          4.7         11.5         10.9          5.4
Other   ........................       0.2          3.3          2.6          1.5          3.4
                                    ------       ------       ------       ------       ------
   Total   .....................     100.0        100.0        100.0        100.0        100.0
                                    ======       ======       ======       ======       ======


     The Company has entered into operating agreements with telecommunication carriers in foreign countries under which international long-distance traffic is both delivered and received. Under these agreements, the foreign carriers are contractually obligated to adhere to the policy of the FCC, which requires that traffic from the foreign country is routed to international carriers, such as the Company, in the same proportion as traffic carried into the country. Mutually exchanged traffic between the Company and foreign carriers is settled through a formal settlement policy at agreed upon rates per minute. The Company records the amount due to the foreign partner as an expense in the period the traffic is terminated. When the return traffic is received in the future period, the Company generally realizes a higher gross margin on the return traffic compared to the lower margin (or sometimes negative margin) on the outbound traffic. Revenue recognized from return traffic was approximately $174,000, $1,959,000, and $1,121,000 or 3%, 19% and 3% of net revenues in 1994, 1995, and
1996, and $490,000 and $994,000 or 4% and 3% of net revenues in the six-month periods ended June 30, 1996 and 1997, respectively. There can be no assurance that traffic will be delivered back to the United States or what impact changes in future settlement rates, allocations among carriers or levels of traffic will have on net payments made and revenues received.


SERVICES AND MARKETING

     STARTEC focuses primarily on the provision of international long distance services to targeted residential customers in major U.S. metropolitan areas. STARTEC also offers international long distance services to other telecommunications carriers and interstate long distance services in the U.S.

     Using part of the proceeds obtained under the Signet Agreement, the Company recently expanded its residential marketing program, targeting additional ethnic communities with significant international long distance usage and increasing its efforts within its current target markets. The Company intends to use a portion of the proceeds of the Offering to expand significantly its residential marketing programs in the U.S., and to implement its marketing strategy abroad. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources."

     Residential Customers

     The Company generally provides international and interstate residential long distance customers with dial-around long distance service. Residential customers access STARTEC's network by dialing its CIC code before dialing the number they are calling. Using a CIC Code to access the Company allows customers to use the Company's services at any time without changing their existing long distance carrier. It is also possible for a customer to select STARTEC as its default long distance carrier. In this instance, the LEC would automatically route all of that customer's long distance calls through STARTEC's network. As part of its marketing strategy, the Company maintains a comprehensive database of customer information which is used for the development of marketing programs, strategic planning, and other purposes.

     The Company invests substantial resources in identifying and evaluating potential markets for its services. In particular, the Company looks for ethnic groups having qualities and characteristics which indicate a large potential for high-volume international telecommunications usage. Once a market has been identified, the Company evaluates the opportunity presented by that market based upon factors that include the credit characteristics of the target group, switching requirements, network access and vendor diversity. Assuming that the target market meets the Company's criteria, the Company implements marketing programs targeted specifically at that ethnic group, with the goal of generating region-specific international long distance traffic. The Company markets its residential services under the "STARTEC" name through a variety of media, including low-cost print advertising, radio and television advertising on ethnic programs and direct mail, all in the customers' native language. The Company also sponsors and attends community events and trade shows.


     Potential customers call a toll free number and are connected to a multilingual customer service representative. The Company uses this opportunity to obtain detailed information regarding, among other things, customers' anticipated calling patterns. The customer service representative then sends out a welcome pack explaining how to use the services. Once the customer begins to use the services, the Company monitors usage and periodically communicates with the customer to gauge service satisfaction. STARTEC also uses proprietary software to assist it in tracking customer satisfaction and a variety of customer behaviors, including turnover ("churn"), retention and frequency of usage.

     The Company currently markets its services to the Middle Eastern, Indian, Russian, African and Southeast Asian communities in the U.S. In addition, the Company is considering marketing its services in countries such as Canada and the United Kingdom, which also have ethnic communities that may meet the Company's criteria for potential target markets.

     In addition to its current long distance services, the Company continually evaluates potential new service offerings in order to increase traffic and customer retention and loyalty. New services the Company expects to introduce include Home Country Direct Services which provides customers with access to STARTEC's network from any country and allows them to place either collect or credit/debit card calls, and Prepaid Domestic and International Calling Cards which can be used from any touch tone telephone in the United States, Canada or the United Kingdom.

     Carrier Customers

     To maximize the efficiency of its network capacity, the Company sells its international long distance services to other telecommunication carriers. STARTEC has been actively marketing its services to carrier customers since late 1995 and believes that it has established a high degree of credibility and valuable relationships with the leading carriers. The Company participates in international carrier membership organizations, trade shows, seminars and other events that provide its marketing staff with opportunities to establish and maintain relationships with other carriers that are potential customers. The Company generally avoids providing services to lower-tiered carriers because of potential difficulties in collecting accounts receivable.

THE STARTEC NETWORK


     The Company provides its services through a flexible network of owned and leased transmission facilities, resale arrangements, and a variety of operating agreements and termination arrangements, all of which allow the Company to terminate traffic in every county which has telecommunication capabilities. The Company has been expanding its network to match increases in its long distance traffic volume, and has recently begun to implement plans for a significant strategic build-out of the STARTEC network. The purpose of the build-out is to increase profitability by controlling costs, while maintaining a high degree of network quality and reliability. The network employs advanced switching technologies and is supported by monitoring facilities and the Company's technical support personnel.

     Switching and Transmission Facilities


     The Company currently owns and operates a switch in Washington, D.C. and leases a line to New York City where major telephone cables are terminated. The Company is currently in the final stages of negotiating the purchase of new switching equipment which is expected to be installed and placed in service at a new facility in New York City by the end of 1997. At that time, the Company intends that its switching functions will be transferred to the New York City facility and the Washington, D.C. location will become a point-of-presence. Relocating the switch to New York City is expected to reduce leased line charges and increase the Company's ability to originate traffic on its own network. In addition, the New York City facility is larger than the Company's Washington, D.C. facility, thereby allowing the Company to install a larger and more cost effective switch. Over the next 12 to 18 months, the Company intends to add facilities in key locations, such as the United Kingdom and California, which is a gateway to the Asia/Pacific market.

     International long distance traffic is transmitted through an international gateway switch, across undersea digital fiber optic cable lines or via satellite, to the destination country. STARTEC currently has access to digital undersea fiber optic cable and satellite facilities through arrangements with other carriers. The Company is currently negotiating for the acquisition of three other trans-Atlantic cables such as Columbus II, Cantat and Americas-, and is also exploring the possibility of acquiring IRUs in trans-Pacific cables. The Company believes that it may achieve substantial savings by acquiring additional IRUs, which would reduce its dependence on leased cable access. Having an ownership interest rather than a lease interest in undersea cable enables the Company to increase its capacity without a significant increase in cost, by utilizing digital compression equipment, which it cannot do under leasing or similar access arrangements. Digital compression equipment enhances the traffic capacity of the undersea cable, which permits the Company to maximize cable utilization while reducing the Company's need to acquire additional capacity. The Company is currently in negotiations to acquire digital compression equipment.

     The Company enters into lease arrangements and resale agreements with other telecommunications carriers when cost effective. The Company purchases switched minute capacity from various carriers and depends on such agreements for termination of its traffic. The Company currently purchases capacity from approximately 30 carriers. Purchases from the five largest suppliers of capacity represented 67% and 47% of the Company's total cost of services for the fiscal year ended December 31, 1996 and the six months ended June 30, 1997, respectively. During the fiscal year ended December 31, 1996, VSNL, Cherry Communications, Inc., and WorldCom accounted for 25%, 13% and 13% of total cost of services, respectively. During the six months ended June 30, 1997, VSNL and WorldCom accounted for 13%, and 15% of total costs of services, respectively.


     Further, the Company utilizes the services of several alternate, cost effective carriers in order to transport and terminate its traffic. These alternative carriers provide the Company with substantial flexibility and cost efficiency, as well as diversity, in the event one carrier's charges increase or such carrier is not capable of providing the services STARTEC needs in order to transport and terminate its traffic.

     The Company's efforts to build additional switching and transmission capacity are intended to decrease the Company's reliance on leased facilities and resale agreements. The strength of the Company's international operations is based upon the diversity of its cost effective routes to terminal points. The primary benefits of owning and operating additional network facilities instead of leasing or reselling another carrier's capacity arise from reduced transmission costs and greater control over service quality and reliability. The transmission cost for a call that is not routed on net through the Company's owned facilities is dependent upon the cost per minute paid to the underlying carrier. In contrast, the cost of a call routed on net through the Company's owned facilities is dependent upon the total fixed costs associated with owning and operating those facilities. As traffic across the owned facilities increases, management believes the Company can capture operating efficiencies and improve its margins.


     Termination Arrangements

     STARTEC attempts to retain flexibility and maximize its termination options by using a mix of operating agreements, transit and refile arrangements, resale agreements and other arrangements to terminate its traffic in the destination country. The Company's approach is designed to enable it to take advantage of the rapidly evolving international telecommunications market in order to provide low cost international long distance services to its customers.

     The Company currently has effective operating agreements with the national telecommunications administrations of India, Uganda, Syria and Monaco under which it exchanges traffic. The Company pursues additional operating agreements with other foreign governments and administrations on an ongoing basis. In addition, the Company uses resale agreements and transit and refile arrangements to terminate its traffic in countries with which it does not have operating agreements. These agreements and arrangements provide the Company with multiple options for routing traffic to each destination country.

     The Company is also exploring the possibility of acquiring facilities in certain foreign countries, including the United Kingdom. This option is becoming increasingly available as deregulation continues in the international telecommunications market, and would provide the Company with opportunities to terminate its own traffic and better control customer calls.



     Network Operations, Technical Support and Customer Service


     The Company uses proprietary routing software to maximize routing efficiency. Network operations personnel continually monitor pricing changes by the Company's carrier-suppliers and adjust call routing to make cost efficient use of available capacity. In addition, the Company provides 24-hour network monitoring, trouble reporting and response procedures, service implementation coordination and problem resolution. The Company has developed and uses proprietary software which allows it to monitor, on a minute by minute basis, all key aspects of its services. Recent software upgrades and additional network monitoring equipment have been installed to enhance the Company's ability to handle increased traffic and monitor network operations. The Company's customer service center, which services the residential customer base, is staffed by trained, multilingual customer service representatives, and operates 16 hours per day during the week and 12 hours per day on the weekends. The customer service center uses advanced ACD software to distribute incoming calls to its customer service representatives. Over time, the Company plans to increase its customer service coverage and eventually operate 24-hours per day, 7 days per week.

     The Company generally utilizes redundant, highly automated state-of-the-art telecommunications equipment in its network and has diverse alternate routes available in cases of component or facility failure, or in the event that cable transmission wires are inadvertently cut. Back-up power systems and automatic traffic re-routing enable the Company to provide a high level of reliability for its customers. Computerized automatic network monitoring equipment allows fast and accurate analysis and resolution of network problems. In general, the Company relies upon other carriers' networks to provide redundancy in the event of technical difficulties in the network. The Company believes that this is a more cost effective strategy than purchasing or leasing its own redundant capacity.


MANAGEMENT INFORMATION AND BILLING SYSTEMS


     The Company's operations use advanced information systems including call data collection and call data storage linked to a proprietary reporting system. The Company also maintains redundant billing systems for rapid and accurate customer billing. The Company's systems enable it, on a real time basis, to determine cost effective termination alternatives, monitor customer usage and manage profit margins. The Company's systems also enable it to ensure accurate and timely billing and reduce routing errors.

     The Company's proprietary reporting software compiles call, price and cost data into a variety of reports which the Company can use to re-program its routes on a real time basis. The Company's reporting software can generate additional reports, as needed, including customer usage, country usage, vendor rates, vendor usage by minute, dollarized vendor usage, and loss reports.

     The Company has built multiple redundancies into its billing and call data collection systems. Two call collector computers receive redundant call information simultaneously, one of which produces a file every 24 hours for filing purposes while the other immediately forwards the called data to corporate headquarters for use in customer service and traffic analysis. The Company maintains two independent and redundant billing systems in order to both verify billing internally and to ensure that bills are sent out on a timely basis. All of the call data, and resulting billing data, are continuously backed up on tape drive and redundant storage devices.

     Residential customers are billed for the Company's services through the LEC, with the Company's charges appearing directly on the bill each residential customer receives from its LEC. The Company utilizes a third party billing company to facilitate collections of amounts due to the Company from the LECs. The third party billing company receives collections from the LEC and transfers the sums to the Company, after withholding processing fees, applicable taxes, and provisions for credits and uncollectible accounts. As part of its strategy, the Company also plans to enter into billing and collection agreements directly with certain LECs, which will provide the Company with opportunities to reduce some of the costs currently associated with billing and collection.



COMPETITION


     The long distance telecommunications industry is intensely competitive. In many of the markets targeted by the Company there are numerous entities which are currently competing for the same residential and carrier customers and others which have announced their intention to enter those markets. International and interstate telecommunications providers compete on the basis of price, customer service, transmission quality, breadth of service offerings and value-added services. Residential customers frequently change long distance providers in response to competitors' offerings of lower rates or promotional incentives, and, in general, the Company's customers can switch carriers at any time. In addition, the availability of dial-around long distance services has made it possible for residential customers to use the services of a variety of competing long distance providers without the necessity of switching carriers. The Company's carrier customers generally also use the services of a number of other international long distance telecommunications providers. The Company believes that competition in its international and interstate long distance markets is likely to increase as these markets continue to experience decreased regulation and as new technologies are applied to telecommunications. Prices for long distance calls in several of the markets in which the Company competes have declined in recent years and are likely to continue to decrease. While the Company competes generally with the domestic and international carriers discussed herein, it believes that STARTEC is a leader in its chosen business niche - the provision of international long distance services to residential customers in targeted ethnic markets.

     The U.S.-based international telecommunication services market is dominated by AT&T, MCI and Sprint. The Company also competes with numerous other carriers in certain markets, including WorldCom, Inc., TresCom International, Inc., and STAR Telecommunications, Inc. Some of these competitors focus their efforts on the same customers targeted by the Company. In addition, many of the Company's current competitors are also Company customers. The Company's business could be materially adversely affected if a significant number of those customers reduce or cease doing business with the Company for competitive reasons. See "Risk Factors - Competition."

     Recent and pending deregulation initiatives in the U.S. and other countries may encourage additional new industry entrants. The Telecommunications Act permits and is designed to promote additional competition in the intrastate, interstate and international telecommunications markets by both U.S.-based and foreign companies, including the RBOCs. In addition, pursuant to the terms of the WTO Agreement, countries who are signatories to the agreement are expected to allow access to their domestic and international markets to competing telecommunications providers, allow foreign ownership interests in existing telecommunications providers and establish regulatory schemes and policies designed to accommodate telecommunications competition. The Company also is likely to be subject to additional competition as a result of mergers or the formation of alliances among some of the largest telecommunications carriers. Recent examples of mergers and alliances include the planned merger of British Telecom and MCI and the "Global One" alliance among Sprint, Deutsche Telekom and France Telecom.

     Many of the Company's competitors are significantly larger, have substantially greater financial, technical and marketing resources than the Company, own or control larger networks, transmission and termination facilities, and offer a broader variety of services than the Company, and have strong name recognition, brand loyalty, and long-standing relationships with the many of the Company's target customers. In addition, many of the Company's competitors enjoy economies of scale that can result in a lower cost structure for transmission and other costs of providing services, which could cause significant pricing pressures within the long distance telecommunications industry. If the Company's competitors were to devote significant additional resources to the provision of international long distance services to the Company's target customer base, the Company's business, results of operations and financial condition could be materially adversely affected. See "Risk Factors - Competition."

     The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing satellite and undersea cable transmission capacity for services similar to those provided by the Company. Such technologies include satellite and ground based systems, utilization of the Internet for voice, data and video communications, and digital wireless communication systems such as personal communications services ("PCS"). The Company is unable to predict which of many future product and service offerings will be important to maintain its competitive position or the expenditures that may be required to acquire, develop or otherwise provide such products and services.


GOVERNMENT REGULATION


     Overview

     The Company's business is subject to varying degrees of federal and state regulation. Federal laws and the regulations of the FCC apply to the Company's international and interstate facilities-based and resale telecommunications services, while applicable PSCs have jurisdiction over telecommunications services originating and terminating within the same state. At the federal level the Company is subject to common carriage requirements under the Communications Act. Comprehensive amendments to the Communications Act were made by the Telecommunications Act. The purpose of the 1996 Act is to promote competition in all areas of telecommunications by reducing unnecessary regulation at both the federal and state levels to the greatest extent possible. The FCC and PSCs are in the process of implementing the 1996 Act's regulatory reforms.

     In addition, although the laws of other countries only directly apply to carriers doing business in those countries, the Company may be affected indirectly by such laws insofar as they affect foreign carriers with which the Company does business. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on the Company, that U.S. or foreign regulators or third parties will not raise material issues with regard to the Company's compliance or noncompliance with applicable laws and regulations, or that regulatory activities will not have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the FCC and the PSCs generally have the authority to condition, modify, cancel, terminate or revoke the Company's operating authority for failure to comply with federal and state laws and applicable rules, regulations and policies. Fines or other penalties also may be imposed for such violations. Any such action by the FCC and/or the PSCs could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors - Government Regulation."


     Federal and State Transactional Approvals


     The FCC and certain PSCs also impose prior approval requirements on transfers or changes of control, including pro forma transfers of control and corporate reorganizations, and assignments of regulatory authorizations. Such requirements may have the effect of delaying, deterring or preventing a change in control of the Company. The Company also is required to obtain state approval for the issuance of securities. Seven of the states in which the Company is certificated provide for prior approval or notification of the issuance of securities by the Company. Although the necessary approvals will be sought and notifications made prior to the offering, because of time constraints, the Company may not have obtained such approval from two of the states prior to consummation of the Offering. The Company's intrastate revenues for the first half of 1997 for each of the two states was less than $100 for each such state. Although these state filing requirements may have been preempted by the National Securities Market Improvement Act of 1996, there is no case law on this point. After consultation with counsel, the Company believes the approvals will be granted and that obtaining such approvals subsequent to the Offering should not result in any material adverse consequences to the Company, although there can be no assurance that such consequences will not result.

 International Services

     International telecommunications carriers are required to obtain authority from the FCC under Section 214 of the Communications Act in order to provide international service that originates or terminates in the United States. U.S. international common carriers also are required to file and maintain tariffs with the FCC specifying the rates, terms, and conditions of their services. In 1989, the Company received Section 214 authority from the FCC to acquire and operate satellite facilities for the provision of direct international service to Italy, Israel, Kenya, India, Iran, Saudi Arabia, Pakistan, Sri Lanka, South Korea and the United Arab Emirates ("UAE"). The Company also is authorized to resell services of other common carriers for the provision of switched voice, telex, facsimile and other data services, and for the provision of INTELSAT Business Services ("IBS") and international television services to various overseas points.

     In 1996, the FCC established new rules that streamlined its Section 214 authorization and tariff regulation processes to provide for shorter notice and review periods for certain U.S. international carriers including the Company. The FCC established streamlined regulation for "non-dominant" carriers service providers found to lack market power on the routes served. The Company is classified by the FCC as a non-dominant carrier on its international and domestic routes. On August 27, 1997, the Company was granted global facilities-based Section 214 authority under the FCC's new streamlined processing rules. A facilities-based global Section 214 authorization enables the Company to provide international basic switched, private line, data, television and business services using authorized facilities to virtually all countries in the world.

     The FCC's streamlined rules also provide for global Section 214 authority to resell switched and private line services of other carriers by non-dominant international carriers. The FCC decides on a case-by-case basis, however, whether to grant Section 214 authority to U.S. carriers to resell the switched private lines of affiliated foreign carriers to countries where a foreign carrier is dominant based on a showing that there are equivalent resale opportunities for U.S. carriers in the foreign carrier's market. To date, the FCC has found that Canada, the U.K., Sweden and New Zealand do provide equivalent resale opportunities. The FCC has found that equivalent resale opportunities do not exist in Germany, Hong Kong and France. The FCC also is considering applications for equivalency determinations with respect to
Australia, Chile, Denmark, Finland and Mexico. It is possible that interconnected private line resale to additional countries may be allowed in the future. Pursuant to FCC rules and policies, the Company's authorization to provide service via the resale of interconnected international private lines will be expanded to include countries subsequently determined by the FCC to afford equivalent resale opportunities to those available under United States law, if any. As a result of the recent signing of the WTO Agreement, the FCC has proposed to replace the "equivalency" test with a rebuttable presumption in favor of resale of interconnected private lines to WTO member countries.

     The Company must also conduct its international business in compliance with the ISP. The ISP establishes the parameters by which U.S.-based carriers and their foreign correspondents settle the cost of terminating each other's traffic over their respective networks. The precise terms of settlement are established in a correspondent agreement (also referred to as an "operating agreement"), which also sets forth the term of the agreement, the types of service covered by the agreement, the division of revenues between the carrier that bills for the call and the carrier that terminates the call at the other end, the frequency of settlements, the currency in which payments will be made, the formula for calculating traffic flows between countries, technical standards, and procedures for the settlement of disputes. The amount of payments (the "settlement rate") is determined by the negotiated accounting rate specified in the operating agreement. Under the ISP, the settlement rate generally must be one-half of the accounting rate. Carriers must obtain waivers of the FCC's rules if they wish to use an accounting rate that differs from the prevailing rate or vary the settlement rate from one-half of the accounting rate.

     The  ISP  is  designed  to  eliminate  foreign  carriers'   incentives  and
opportunities to discriminate in their operating agreements among different U.S.-based carriers through a practice referred to as "whipsawing." Whipsawing involves a foreign carrier varying the accounting and/or settlement rate offered to different U.S.-based carriers for the benefit of the foreign carrier, which could secure various incentives by favoring one U.S.-based carrier over another. Under the uniform settlements policy, U.S.-based carriers can only enter into operating agreements that contain the same accounting rate and settlement terms offered to all U.S.-based carriers in that country and provide for proportionate return traffic. When a U.S.-based carrier negotiates an accounting rate with a foreign carrier that is lower than the accounting rate offered to another U.S.-based carrier for the same service, the U.S.-based carrier with the lower rate must file a notification letter with the FCC. If a U.S.-based carrier does not already have an operating agreement in effect, it must file a request with the FCC to modify the accounting rate for that country to introduce service with the foreign correspondent in that country. A U.S.-based carrier also must request modification authority from the FCC for any proposal that is not prospective, that is not a simple reduction in the accounting rate, or that changes the terms and conditions of an existing operating agreement. The notification and modification procedures are intended to provide all U.S.-based carriers with an opportunity to compete in foreign markets on a nondiscriminatory basis. Among other efforts to counter the practice of whipsawing and inequitable treatment of similarly situated U.S.-based carriers, the FCC adopted the principle of proportionate return - which requires that the U.S. carrier terminate U.S.-inbound traffic in the same proportion as the U.S-outbound traffic that it sends to the foreign correspondent - to assure that competing U.S.-based carriers have roughly equitable opportunities to receive the return traffic that reduces the marginal cost of providing international service.

     Consistent with its pro-competition policies, the FCC also prohibits U.S.-based carriers from agreeing to accept special concessions from any foreign carrier or administration. A special concession is any arrangement that affects traffic flow to or from the U.S. that is offered exclusively by a foreign carrier or administration to a particular U.S. carrier that is not offered to similarly situated U.S. carriers authorized to serve a particular route. With the adoption of the WTO Agreement this year, the FCC is considering modifying its no-special concessions rule to prohibit only those exclusive arrangements granted by a foreign correspondent with market power.


     In 1996, the FCC amended the ISP to provide carriers with flexibility to introduce alternative payment arrangements that deviate from the ISP with foreign correspondents in any foreign country where the FCC has previously determined that effective competitive opportunities ("ECO") exist. Alternative arrangements that deviate from the ISP also may be established for international switched traffic between the U.S. and countries that have not previously been found to satisfy the ECO test where the U.S. carrier can demonstrate that deviation from the ISP will promote market-oriented pricing and competition, while precluding abuse of market power by the foreign correspondent. As a result of the WTO Agreement, the FCC has proposed to replace the ECO test with a rebuttable presumption in favor of alternative payment arrangements with WTO member countries. While these rule changes may provide more flexibility to the Company to respond more rapidly to changes in the global telecommunications market, it will also provide similar flexibility to the Company's competitors. The Company intends, where possible, to take advantage of lowered accounting rates and more flexible settlement arrangements. On August 7, 1997, the FCC adopted revisions to reduce the level and increase enforcement of its international accounting "benchmark" rates, which are the FCC's target ceilings for prices that U.S. carriers should pay to foreign carriers for terminating U.S. calls overseas. Certain foreign carriers have challenged the FCC decision in court appeals as well as petitions for reconsideration filed with the FCC. If the FCC mandate of benchmark reductions achieves its stated goal of establishing competitive international settlement rates, the Company may benefit from such rate reductions.


     Pursuant to FCC regulations, U.S. international telecommunications carriers are required to file copies of their contracts with foreign correspondents, including operating agreements, with the FCC within 30 days of execution. The Company has filed each of its operating agreements with the FCC. The FCC's rules also require the Company to file periodically a variety of reports regarding its international traffic flows and use of international facilities. The FCC is engaged in a rulemaking proceeding in which it has proposed to reduce certain reporting requirements of common carriers. The Company is unable to predict the outcome of this proceeding or its effect on the Company. The Company currently has on file with the FCC operating agreements and accounting rate modifications for India, Syria, Uganda and Monaco. In addition, the Company has on file and maintains with the FCC annual circuit status reports and traffic data reports.

     The FCC is currently considering whether to limit or prohibit the practice whereby a carrier routes, through its facilities in a third country, traffic originating from one country and destined for another country. The FCC has permitted third country calling where all countries involved consent to this type of routing arrangements, referred to as "transiting." Under certain arrangements referred to as "refiling," the carrier in the destination country does not consent to receiving traffic from the originating country and does not realize the traffic it receives from the third country is actually originating from a different country. The FCC to date has made no pronouncement as to whether refile arrangements comport either with U.S. or ITU regulations. It is possible that the FCC may determine that refiling, as defined, violates U.S. and/or international law. To the extent that the Company's traffic is routed through a third country to reach a destination country, such an FCC determination with respect to transiting and refiling could have a material adverse effect on the Company's business, financial condition and results of operations.

     The FCC also regulates the ability of U.S.-based international carriers affiliated with foreign carriers to serve markets where the foreign affiliate is dominant. U.S.-based carriers must report to the FCC a 10% ownership affiliation with a foreign carrier. A U.S. international carrier is required to notify the FCC prior to entering into an agreement that would provide a foreign carrier with a 10% or greater interest in the U.S. carrier. This notification is subject to a public notice and comment period and FCC review to determine whether a U.S. carrier should be regulated as dominant on routes where the foreign affiliate is dominant. The Company has provided notification to the FCC of the 15% investment in the Company by an affiliate of Portugal Telecom, a foreign carrier from a WTO member country and signatory to the WTO Agreement. Currently, the FCC considers a U.S. international carrier to be dominant, and will limit its entry, on routes where a foreign carrier has a 25% or greater or a controlling interest in the U.S. carrier or where the U.S. carrier has a 25% or greater or controlling interest in the foreign carrier. In order for a U.S. carrier that has a 25% or greater affiliation with or controls or is controlled by a foreign carrier to receive authority from the FCC to enter markets where the foreign carrier is dominant, the U.S. carrier is required to show to the FCC that it meets the ECO test, i.e. that effective opportunities exist for other U.S. carriers to compete in the foreign market. As a result of WTO Agreement, the FCC has proposed to replace the ECO test with a rebuttable presumption in favor of foreign market entry by U.S. carriers with foreign affiliates in WTO member countries. If adopted, the FCC's liberalized foreign market entry policies may have a two-fold effect on the Company: (i) increased opportunities for foreign investment in and by the Company and entry by the Company into WTO member countries; and (ii) increased competition for the Company from other U.S. international carriers serving or seeking to serve WTO member countries.

     The FCC may condition, modify or revoke any of the Section 214 authorizations granted to the Company for violations of the Communications Act, the FCC's rules and policies or the conditions of those authorizations or may impose monetary forfeitures for such violations. Any such action on the part of the FCC may have a material adverse effect on the Company's business, financial condition and results of operations.


     Interstate and Intrastate Services

     The Company's provision of domestic long distance service in the United States is subject to regulation by the FCC and certain state PSCs, who regulate to varying degrees interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's domestic services are provided. In general, neither the FCC nor the PSCs exercise direct oversight over cost justification for domestic carriers' rates, services or profit levels, but either or both may do so in the future. Domestic carriers such as the Company, however, are required by federal law and regulations to file tariffs listing the rates, terms and conditions applicable to their interstate services. The Company has filed domestic long distance tariffs with the FCC. The FCC adopted an order on October 29, 1996 requiring that non-dominant interstate carriers, such as the Company, eliminate FCC tariffs for domestic interstate long distance service. This order was to take effect as of December 1997. On February 13, 1997, however, the U.S. Court of Appeals for the District of Columbia Circuit ruled that the FCC's order be stayed pending judicial review of appeals challenging the order. Should the appeals fail and the FCC's order become effective, the Company may benefit from the elimination of FCC tariffs by gaining more flexibility and speed in dealing with marketplace changes. The absence of tariffs, however, will also require that the Company secure contractual agreements with its customers regarding many of the terms of its existing tariffs or face possible claims arising because the rights of the parties are no longer clearly defined. To the extent that the Company's customer base involves "casual calling" customers, the potential absence of tariffs would require the Company to establish contractual methods to limit potential liability. On August 20, 1997, the FCC partially reconsidered its order by allowing dial-around carriers such as the Company to maintain tariffs on file with the FCC.

     In addition, the Company generally is also required to obtain certification from the relevant state PSC prior to the initiation of intrastate service and to file tariffs with such states. The Company currently has the certifications required to provide service in 21 states, and has filed or is in the process of filing requests for certification in 13 additional states. Although the Company intends and expects to obtain operating authority in each jurisdiction in which operating authority is required, there can be no assurance that one or more of these jurisdictions will not deny the Company's request for operating authority. Any failure to maintain proper federal and state certification or tariffs, or any difficulties or delays in obtaining required certifications could have a material adverse effect on the Company's business, financial condition and results of operations. Many states also impose various reporting requirements and/or require prior approval for transfers of control of certified carriers, corporate reorganizations, acquisitions of telecommunications operations, assignments of carrier assets, carrier stock offerings, and incurrence by carriers of significant debt obligations. Certificates of authority can generally be conditioned, modified, canceled, terminated, or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations, and policies of the PSCs. Fines and other penalties also may be imposed for such violations. Any such action by the PSCs could have a material adverse effect on the Company's business, financial condition and results of operations. The Company monitors regulatory developments in all 50 states to ensure regulatory compliance.


     Casual Calling Issues

     The FCC is currently engaged in a rulemaking proceeding to expand the number of codes available for casual calling services. An increase in the number of codes available for casual calling will allow for increased competition in the casual calling industry. In addition, the FCC is considering rules to require dominant local exchange carriers and competitive local exchange carriers to make billing arrangements available on a nondiscriminatory basis to casual calling service providers. The Company already has LEC billing arrangements in place but may wish to take advantage of rules the FCC may adopt to develop new billing arrangements with competing LECs. Competing casual calling providers without billing arrangements also would benefit from such a nondiscriminatory billing obligation.


     Other Legislative and Regulatory Initiatives

     The 1996 Act is designed to promote local competition through state and federal deregulation. As part of its pro-competitive policies, the 1996 Act frees the RBOCs from the judicial orders that prohibited their provision of long distance services outside of their operating territories (LATAs). The 1996 Act provides specific guidelines that allow the RBOCs to provide long distance inter-LATA service to customers inside the RBOC's region but not before the RBOC has demonstrated to the FCC and state regulators that it has opened up its local network to competition and met a "competitive checklist" of requirements designed to provide competing network providers with nondiscriminatory access to the RBOC's local network. To date, the FCC has denied applications for in-region long distance authority filed by Ameritech Corporation in Michigan and SBC in Oklahoma. Denial of the SBC Application is pending judicial review. The grant of such authority could permit RBOCs to compete with the Company in the provision of domestic and international long distance services. The FCC also has proposed rules to govern the RBOCs's provision of affiliated out-of-region interstate, interexchange services. Among other things, the FCC has proposed to allow affiliates of RBOCs that provide out-of-region interstate, interexchange service to be regulated as non-dominant carriers, under certain circumstances.

     The 1996 Act also contains provisions that will permit the FCC to forbear from any provision of the Communications Act or FCC regulation upon a finding that forbearance will promote competition and that the carrier seeking forbearance does not possess market power. FCC forbearance could reduce some of the Company's regulatory requirements, such as filing specific rates for its domestic interstate interexchange services.

     To originate and terminate calls in connection with providing their services, long distance carriers such as the Company must purchase "access services" from LECs or CLECs. Access charges represent a significant portion of the Company's cost of U.S. domestic long distance services and, generally, such access charges are regulated by the FCC for interstate services and by PSCs for intrastate services. The FCC has undertaken a comprehensive review of its regulation of LEC access charges to better account for increasing levels of local competition. Under alternative access charge rate structures being considered by the FCC, LECs would be permitted to allow volume discounts in the pricing of access charges. While the outcome of these proceedings is uncertain, if these rate structures are adopted, many long distance carriers, including the Company, could be placed at a significant cost disadvantage to larger competitors.

     Certain additional provisions of the 1996 Act, and the rules that have been proposed to be adopted pursuant thereto, could materially affect the growth and operation of the telecommunications industry and the services provided by the Company. Further, certain of the 1996 Act's provisions have been, and likely will continue to be, judicially challenged. The Company is unable to predict the outcome of such rulemakings or litigation or the substantive effect of the new legislation and the rulemakings on the Company's business, financial condition and results of operations.


     WTO Agreement on Basic Telecommunications

     In February 1997, the WTO announced that 69 countries, including the United States, Japan, and all of the member states of the EU, agreed on the WTO Agreement to facilitate competition in basic telecommunications services. The WTO Agreement becomes effective January 1, 1998. Pursuant to the terms of the WTO Agreement, signatories to the WTO Agreement have committed to varying degrees to allow access to their domestic and international markets to competing telecommunications providers, allow foreign ownership interests in existing telecommunications providers and establish regulatory schemes to develop and implement policies to accommodate telecommunications competition.

     The FCC has initiated certain proceedings which must be completed by the end of the year to review, and modify if necessary, its current international telecommunications policies in light of U.S. obligations under the WTO Agreement. These proceedings address, among other issues, the viability of equivalency and other reciprocity principles currently applicable to international facilities-based and resale services, foreign ownership limitations, foreign carrier entry into the U.S. market, and accounting rate benchmarks. At the same time, telecommunications markets in many foreign countries are expected to be significantly liberalized, creating additional competitive market opportunities for U.S. telecommunications businesses such as the Company. Although many countries have agreed to make certain changes to increase competition in their respective markets, there can be no assurance that countries will enact or implement the legislation required to effect the changes to which they have committed in a timely manner or at all. Failure by a country to meet commitments made under the WTO Agreement may give rise to a cause of action for the injured foreign countries to lodge a trade dispute with the WTO. At this time, the Company is unable to predict the effect the WTO Agreement and related developments might have on its business, financial condition and results of operations.


EMPLOYEES

     As of September 1, 1997, the Company had 50 full time employees and 40 part time employees. None of the Company's employees are currently represented by a collective bargaining agreement. The Company believes that its relations with its employees are good.


PROPERTIES

     The Company's headquarters are located in approximately 13,300 square feet of space in Bethesda, Maryland. The Company leases this space under an agreement under which it pays approximately $18,200 per month, which expires on October 31, 1999. The Company also is a party to a co-location agreement pursuant to which it has the right to occupy certain space in Washington, D.C. as a site for its switching facilities, under which it pays $250 per month and has recently entered into a co-location agreement with another party pursuant to which it has the right to occupy approximately 2,000 square feet in New York City, New York as a site for its switching facilities and under which it pays approximately $8,000 per month. The Washington, D.C. co-location agreement is currently renewable on a year-to-year basis, and the New York City co-location agreement has a term of five years, with a five-year renewal option. The Company anticipates that it will incur additional lease and co-location expenses as it adds additional switching capacity.


LEGAL PROCEEDINGS

     The Company is from time to time involved in litigation incidental to the conduct of its business. The Company is not currently a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on the Company's business, financial condition or result of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The  following  table  sets  forth,  as  of  September  1,  1997,   certain
information regarding the Company's directors and executive officers.




                                                                                YEAR OF EXPIRATION
          NAME               AGE                    POSITION                    OF TERM AS DIRECTOR
--------------------------   -----   ----------------------------------------   --------------------
Ram Mukunda   ............    38      President, Chief Executive Officer,              2000
                                             Treasurer and Director
Prabhav V. Maniyar  ......    38     Senior Vice President, Chief Financial            1999
                                        Officer, Secretary and Director
Nazir G. Dossani .........    55                    Director                           1998
Richard K. Prins .........    40                    Director                           1998
Vijay Srinivas   .........    44                    Director                           1999


     RAM  MUKUNDA  is  the  founder  and  majority  owner  of  STARTEC. Prior to founding STARTEC in 1989, Mr. Mukunda was Advisor, Strategic Planning with INTELSAT, an international consortium responsible for global satellite services. While at INTELSAT, he was responsible for issues relating to corporate, business, financial planning and strategic development. Mr. Mukunda earned a M.S. in Electrical Engineering from the University of Maryland. Mr. Mukunda and Mr. Srinivas are brothers-in-law.


     PRABHAV V. MANIYAR joined STARTEC as Chief Financial Officer in January 1997. From June 1993 until he joined the Company, Mr. Maniyar was the Chief Financial Officer of Eldyne, Inc., Unidyne Corporation and Diversified Control Systems, LLC, collectively know as the Witt Group of Companies. The Witt Group of Companies was acquired by the Titan Corporation in May 1996. From June 1985 to May 1993, he held progressively more responsible positions with NationsBank. Mr. Maniyar earned a B.S. in Economics from Virginia Commonwealth University and an M.A. in Economics from Old Dominion University.

     NAZIR G. DOSSANI will join STARTEC as a director immediately upon completion of the Offering. Mr. Dossani has been Vice President for Asset/Liability Management at Freddie Mac since January 1993. Prior to this position, Mr. Dossani was Vice President - Pricing and Portfolio Analysis at Fannie Mae. Mr. Dossani received a Ph.D. in Regional Sciences from the University of Pennsylvania and an M.B.A. from Wharton School of Business.

     RICHARD K. PRINS will join STARTEC as a director immediately upon completion of the Offering. Mr. Prins is currently Senior Vice President with Ferris, Baker Watts, Incorporated. From July 1988 through March 1996, he served as Managing Director of Investment Banking with Crestar Securities Corporation. Mr. Prins received an M.B.A. from Oral Roberts University and a B.A. from Colgate University. He currently serves on the Board of Directors for Path Net, Inc., a domestic telecommunications company, and The Association for Corporate Growth, National Capital Chapter.


     VIJAY SRINIVAS is the brother-in-law of Ram Mukunda and is a founding director of the Company. He has a Ph.D. in Organic Chemistry from the University of North Dakota and is a senior research scientist at ELF Atochem, North America, a diversified chemical company.



CERTAIN KEY EMPLOYEES

     ANTHONY DAS joined STARTEC as Vice President of Corporate and International Affairs in February 1997. Prior to joining the Company, Mr. Das was a Senior Consultant at Armitage Associates from April 1996 to January 1997. Prior to joining Armitage Associates, he served as a Senior Career Executive in the Office of the Secretary, Department of Commerce from 1993 to 1995. From 1990 to 1993, Mr. Das was the Director of Public Communication at the State Department.

     GUSTAVO PEREIRA joined STARTEC in August 1995 and is Vice President for Engineering. From 1989 until he joined the Company in 1995, Mr. Pereira served as Director of Switching Systems for Marconi in Portugal. In this capacity he supervised more than 100 engineers and was responsible for Portugal's international telecommunications network.


     SUBHASH PAI joined STARTEC in January 1992 and is Controller and Assistant Secretary. Mr. Pai is a CA/CPA. Prior to joining STARTEC, he held various positions with a multinational shipping company in India.


     DHRUVA KUMAR joined STARTEC in April 1993 and is Director of Global Carrier Services. Prior to managing the Carrier Services group, Mr. Kumar held a series of progressively more responsible positions within the Company.


     T.J. MASTER joined STARTEC in May 1993 and is Manager of Switched Services. Mr. Master is responsible for the Company's residential marketing efforts. Previously he was Marketing Executive at the Times of India publication group in New Delhi.


     TEFERI DEJENE joined STARTEC in October 1992 and is Manager of Network Switching. Since 1992, Mr. Dejene has held a series of progressively more responsible positions in network operations within the Company.


     SOSSINA TAFARI joined STARTEC in May 1993 and is Manager of Network Operations. Ms. Tafari manages Network Operations for the Company. Previously she worked in network maintenance for MCI.



CLASSIFIED BOARD OF DIRECTORS



     Pursuant to its Charter, the Company's Board of Directors is divided into three classes of directors each containing, as nearly as possible, an equal number of directors. Directors within each class are elected to serve three-year terms, and approximately one-third of the directors stand for election at each annual meeting of the Company's stockholders. A classified Board of Directors may have the effect of deterring or delaying an attempt by a person or group to obtain control of the Company by a proxy contest since such third party would be required to have its nominees elected at two annual meetings of stockholders in order to elect a majority of the members of the Board. See "Risk Factors - Control of Company by Current Stockholders" and "Certain Provisions of the Company's Articles of Incorporation, Bylaws and Maryland Law."


COMMITTEES OF THE BOARD



     Following completion of the Offering, the Board of Directors intends to establish two standing committees: the Audit Committee and the Compensation Committee.


     The Audit Committee will be charged with recommending the engagement of independent accountants to audit the Company's financial statements, discussing the scope and results of the audit with the independent accountants, reviewing the functions of the Company's management and independent accountants pertaining to the Company's financial statements, reviewing management's procedures and policies regarding internal accounting controls, and performing such other related duties and functions as are deemed appropriate by the Audit Committee and the Board of Directors. Upon completion of the Offering, it is expected that Messrs. Dossani and Prins will serve as the members of the Audit Committee.


     The Compensation Committee will be responsible for reviewing and approving salaries, bonuses and benefits paid or given to all executive officers of the Company and making recommendations to the Board of Directors with regard to employee compensation and benefit plans. The Compensation Committee will also administer the Restated Option Plan and 1997 Performance Incentive Plan. Upon completion of the Offering, it is expected that Messrs. Dossani and Prins will serve as the members of the Compensation Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     The Board of Directors will not have a Compensation Committee until completion of the Offering. Accordingly, the entire Board of Directors, including directors who are executive officers of the Company, to date has made all determinations concerning compensation of executive officers. Following the completion of the Offering, the Board of Directors intends to establish a Compensation Committee which will consist entirely of directors who are not employees of the Company. See "- Committees of the Board."


COMPENSATION OF DIRECTORS


     Currently, the Company's directors do not receive cash compensation for their service on the Board of Directors. Following completion of the Offering, directors who are not executive officers or employees of the Company may receive meeting fees, committee fees and other compensation. Each member of the Board who is not an officer of the Company will receive a grant of options to purchase 5,000 shares of the Common Stock upon joining the Board and additional options to purchase 2,000 shares per year thereafter. All directors will be reimbursed for reasonable out-of-pocket expenses incurred in connection with attendance at Board and committee meetings.


COMPENSATION OF EXECUTIVE OFFICERS

     The following Summary Compensation Table sets forth the compensation earned by the Company's President and Chief Executive Officer and the Vice President for Engineering (the "Named Officers") during the three years ended December 31, 1994, 1995 and 1996. No other executive officer earned in excess of $100,000 for services rendered in all capacities to the Company during the three years ended December 31, 1994, 1995 and 1996.


                           SUMMARY COMPENSATION TABLE





                                                         ANNUAL COMPENSATION
                                         ---------------------------------------------------
              NAME AND                                                       OTHER ANNUAL
         PRINCIPAL POSITION              YEAR       SALARY        BONUS      COMPENSATION
--------------------------------------   ------   -------------   -------   ----------------
Ram Mukunda   ........................   1996     $165,875         N/A      $18,000(1)
 President and Chief Executive Officer   1995       150,000        N/A      N/A
                                         1994       127,000        N/A      N/A
Gustavo Pereira(2)  ..................   1996      110,000         N/A      N/A
 Vice President, Engineering             1995        32,000        N/A      N/A
                                         1994         N/A          N/A      N/A

----------

(1) This amount represents the value of an automobile allowance.

(2) Mr. Pereira joined the Company in August 1995.


STOCK OPTION GRANTS

     During the year ended December 31, 1996, the Named Officers were not awarded any options to purchase any securities of the Company, nor were the Named Officers granted any stock appreciation rights during fiscal 1996.


OPTION EXERCISES AND HOLDINGS

     There were no options exercised by the Named Officers for the fiscal year ended December 31, 1996 or outstanding at the end of that year, nor were any stock appreciation rights exercised during such year or outstanding at the end of that year.


EMPLOYMENT AGREEMENTS

     The Company entered into an employment agreement with Ram Mukunda on July 1, 1997 (the "Mukunda Employment Agreement"), pursuant to which Mr. Mukunda holds the positions of President, Chief Executive Officer and Treasurer of the Company, is paid an annual base salary of $250,000 per year, is entitled to participate in the Company's 1997 Performance Incentive Plan, is eligible to receive a bonus of up to 40% of his base salary, as determined by the Compensation Committee of Board of Directors of the Company based upon the financial and operating performance of the Company, and is entitled to receive an automobile allowance of $1,500 per month. In addition, the Mukunda Employment Agreement provides that if there is a "Change of Control" (as defined below), Mr. Mukunda will receive, for the longer of 12 months or the balance of the term under his employment agreement (which initially could be for a period of up to three years), the following benefits: (1) a severance payment equal to $20,830 per month; (2) a pro rata portion of the bonus applicable to the calendar year in which such termination occurs; (3) all accrued but unpaid base salary and other benefits as of the date of termination; and (4) such other benefits as he was eligible to participate in at and as of the date of termination.

     The Company also entered into an employment agreement with Prabhav Maniyar on July 1, 1997 (the "Maniyar Employment Agreement"), pursuant to which Mr. Maniyar holds the positions of Senior Vice President, Chief Financial Officer and Secretary of the Company, is paid an annual base salary of $175,000 per year, is entitled to participate in the Company's 1997 Performance Incentive Plan, is eligible to receive a bonus of up to 40% of his base salary, as determined by the Compensation Committee of Board of Directors of the Company based upon the financial and operating performance of the Company, and is entitled to receive an automobile allowance of $750 per month. In addition, the Maniyar Employment Agreement provides that if there is a "Change of Control" (as defined below), Mr. Maniyar will receive, for the longer of 12 months or the balance of the term under his employment agreement (which initially could be for a period of up to three years), the following benefits: (1) a severance payment equal to $14,580 per month; (2) a pro rata portion of the bonus applicable to the calendar year in which such termination occurs; (3) all accrued but unpaid base salary and other benefits; and (4) such other benefits as he was eligible to participate in at and as of the date of termination.


     The Mukunda Employment Agreement and the Maniyar Employment Agreement each has an initial term of three years and is renewable for successive one year terms. In addition, the agreements also contain provisions which restrict the ability of Messrs. Mukunda and Maniyar to compete with the Company for a period of one year following termination.

     A "Change of Control" shall be deemed to have occurred, with respect to the terms and conditions set forth in each of the Mukunda Employment Agreement and the Maniyar Employment Agreement, if (A) any person becomes a beneficial owner, directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of all classes of the Company's then outstanding voting securities; or (B) during any period of two consecutive calendar years individuals who at the beginning of such period constitute the Board of Directors, cease for any reason to constitute at least a majority thereof, unless the election or nomination for the election by the Company's stockholders of each new director was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved; or (C) the stockholders of the Company approve a merger or consolidation of the Company with any other company or entity, other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation (exclusive of the situation where the merger or consolidation is effected in order to implement a recapitalization of the Company in which no person acquires more than 30% of the combined voting power of the Company's then outstanding securities); or (D) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.


STOCK OPTION PLANS

     Amended and Restated Stock Option Plan

     The Company adopted the STARTEC, Inc. Stock Option Plan (the "Option Plan") in 1993 to encourage stock ownership by key management employees of the Company, to provide an incentive for such employees to expand and improve the profits and prosperity of the Company and to assist the

Company in attracting and retaining key personnel through the grant of options to purchase shares of Common Stock. The Board of Directors amended and restated the Option Plan in January 1997 (the "Restated Option Plan") to establish a determinable date for the exercisability of options granted under the Option Plan and to make other changes and updates.

     The Restated Option Plan provided for the grant of options to purchase up to an aggregate of 270,000 shares of Common Stock to selected full-time employees of the Company. Options granted may be exercised only upon the occurrence of a sale of more than fifty percent of the Common Stock in one transaction, a dissolution or liquidation of the Company, a merger or consolidation of the Company in which it is not the surviving corporation, a filing by the Company of an effective registration statement under the Securities Act, or the seventh anniversary of the date the participant is first hired as a full-time employee of the Company. All such options terminate and expire under the Restated Option Plan on the earlier of ten years from the date of grant or the date the participant is no longer employed by the Company as a full-time employee and such participant's employment was not terminated as a result of death or permanent disability of the participant, or the Company's termination of the participant's full-time employment without cause.

     As of June 30, 1997, options to purchase an aggregate of 269,766 shares of Common Stock have been granted under the Restated Option Plan to 32 persons with exercise prices ranging from $0.30 to $1.85 per share. Pursuant to resolution of the Board of Directors, no further awards may be made under the Restated Option Plan.


     1997 Performance Incentive Plan

     On August 18, 1997, the stockholders of the Company approved the Company's 1997 Performance Incentive Plan (the "Performance Plan"). The purpose of the Performance Plan is to support the Company's ongoing efforts to develop and retain qualified directors, employees and consultants and to provide the Company with the ability to provide incentives more directly linked to the profitability of the Company's business and increases in stockholder value.


     The Performance Plan provides for the award to eligible employees of the Company and others of stock options, stock appreciation rights, restricted stock, and other stock-based awards, as well as cash-based annual and long-term incentive awards. The Performance Plan reserves 750,000 shares of Common Stock for issuance, representing 9.4% of the shares of Common Stock outstanding including the shares offered hereby. The Company may grant options to acquire up to 480,000 shares of Common Stock without triggering the antidilution provisions of the warrants issued to Signet Bank. As of the date of this Prospectus, 254,250 options have been granted under the Performance Plan, at an exercise price of $10 per share. The Performance Plan will be administered by the Compensation Committee of the Board of Directors. This committee will select the persons to whom awards will be granted and will set the terms and conditions of such awards. The shares of Common Stock subject to any award that terminates, expires or is cashed out without payment being made in the form of Common Stock will again be available for distribution under the Performance Plan, as will shares that are used by an employee to pay withholding taxes or as payment for the exercise price of an award. See "Description of Capital Stock - Signet Agreement."

     Awards under the Performance Plan are not transferable except in the event of the person's death or unless otherwise required by law. Other terms and conditions of each award will be set forth in award agreements. The Performance Plan constitutes an unfunded plan for incentive compensation purposes.


INDEMNIFICATION AND LIMITATION OF LIABILITY

     The Company's Charter provides that the Company shall indemnify its current and former officers and directors against any and all liabilities and expenses incurred in connection with their services in such capacities to the maximum extent permitted by Maryland law, as from time to time amended. The Charter further provides that the right to indemnification shall also include the right to be paid by the Company for expenses incurred in connection with any proceeding arising out of such service in advance of its final disposition. The Charter further provides that the Company may, by action of its Board of

Directors, provide indemnification to such of the employees and agents of the Company and such other persons serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise to such extent and to such effect as is permitted by Maryland law and as the Board of Directors may determine. The Company expects to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss incurred by such person in any such capacity or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under Maryland law. The Charter provides that (i) the foregoing rights of indemnification and advancement of expenses shall not be deemed exclusive of any other rights to which any officer, director, employee or agent of the Company may be entitled; and (ii) neither the amendment nor repeal of the Charter, nor the adoption of any additional or amendment provision of the Charter or the By-laws shall apply to or affect in any respect the applicability of the Charter's provisions with respect to indemnification for any act or failure to act which occurred prior to such amendment, repeal or adoption.

     Under Maryland law, the Company is permitted to limit by provision in its Charter the liability of its directors and officers, so that no director or officer shall be liable to the Company or to any stockholder for money damages except to the extent that (i) the director or officer actually received an improper benefit in money, property, or services, for the amount of the benefit or profit in money, property or services actually received; or (ii) a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in the proceeding that the director's or officer's action, or failure to act, was the result or active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. In
Article VII of its amended Charter, the Company has included a provision which limits the liability of its directors and officers for money damages in accordance with the Maryland law. Article VII does not eliminate or otherwise limit the fiduciary duties or obligations of the Company's directors and officers, does not limit non-monetary forms of recourse against such directors and officers, and, in the opinion of the Securities and Exchange Commission, does not eliminate the liability of a director or officer under the federal securities laws.

                            PRINCIPAL STOCKHOLDERS


     The following table sets forth information as of October 1, 1997 and as adjusted to reflect the sale of the Common Stock offered hereby concerning: (i) each person or group known to the Company to be the beneficial owner of more than 5% of the Common Stock; (ii) each current director and director designate of the Company; (iii) each of the Named Officers; and (iv) all directors and executive officers of the Company as a group. All information with respect to beneficial ownership has been furnished to the Company by the respective stockholders.






                                                               SHARES BENEFICIALLY OWNED
                                                  ----------------------------------------------------
                                                                           PERCENT OF CLASS
                                                   NUMBER OF    --------------------------------------
              BENEFICIAL OWNER(1)                  SHARES(2)     BEFORE OFFERING     AFTER OFFERING(3)
-----------------------------------------------   -----------   -----------------   ------------------
Ram Mukunda(4)   ..............................   3,579,675           60.0%                41.8%
Blue Carol Enterprises Ltd(5)   ...............     807,124           13.5%                9.4%
Vijay Srinivas(6)   ...........................     311,200            5.2%                3.6%
Prabhav V. Maniyar  ...........................     107,616            1.8%                1.3%
Signet Bank(7)   ..............................     269,900            4.5%                3.2%
Nazir G. Dossani(8) ...........................       5,000             *
Richard K. Prins(9) ...........................       5,000             *
All Directors and Executive Officers as a Group
 (5 persons)  .................................   4,008,491           67.2%                46.8%
                                                  ----------        ------               ------


----------
 * Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.

(1) Unless otherwise noted, the address of all persons listed is c/o Startec Global Communications Corporation, 10411 Motor City Drive, Bethesda, MD 20817.

(2) Beneficial ownership is determined in accordance with the rules of the Commission. Shares of Common Stock subject to options, warrants or other rights to purchase which are currently exercisable or are exercisable within 60 days of September 1, 1997 are deemed outstanding for computing the percentage ownership of the persons holding such options, warrants or rights, but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, each person possesses sole voting and investment power with respect to the shares identified as beneficially owned.

(3) Assumes no exercise of the Underwriters' over-allotment option.

(4) Mr. Mukunda has pledged all of his shares of Common Stock as security for the Company's obligations under the Signet Agreement. In addition, Mr. Mukunda and Mr. and Mrs. Srinivas have entered into a Voting Agreement dated as of July 31, 1997 pursuant to which Mr. Mukunda has the power to vote all of the shares held by Mr. and Mrs. Srinivas. See "Description of Capital Stock - Signet Agreement."

(5) The address of Blue Carol Enterprises Ltd. is 930 Ocean Center Harbour City, Kowloon, Hong Kong. Blue Carol Enterprises Ltd. is a subsidiary of Portugal Telcom International.

(6) Such shares are held by Mr. Srinivas and his wife as joint tenants. Mr. and Mrs. Srinivas have pledged all of their shares of Common Stock as security for the Company's obligations under the Signet Agreement. See "Description of Capital Stock - Signet Agreement." In addition, Mr. Mukunda and Mr. and Mrs. Srinivas has entered into a Voting Agreement dated as of July 31, 1997 pursuant to which Mr. Mukunda has the power to vote all of the shares held by Mr. and Mrs. Srinivas.

(7) In connection with the Signet Agreement, the Company issued to Signet Bank warrants to purchase 539,800 shares of Common Stock. Warrants with respect to 269,900 shares are currently vested. The remaining 269,900 shares will not vest if the Company completes the Offering prior to December 31, 1997. See "Description of Capital Stock - Signet Agreement" and "Risk Factors Restrictions Imposed by Signet Agreement." The address for Signet Bank is 7799 Leesburg Pike, Suite 500, Falls Church, VA 22043.

(8) Upon joining the Company's Board of Directors, Mr. Dossani will receive options to purchase 5,000 shares of the Common Stock.

(9) Upon joining the Company's Board of Directors, Mr. Prins will receive options to purchase 5,000 shares of the Common Stock. In addition, Mr. Prins is a Senior Vice President of Ferris, Baker Watts, Incorporated, one of the Representatives of the Underwriters. The Representatives of the Underwriters will receive warrants to purchase up to 150,000 shares of the Company's Common Stock upon the completion of the Offering. These warrants are not currently exercisable. See "Underwriting."

                              CERTAIN TRANSACTIONS


     The Company has an agreement with Companhia Santomensed De Telecommunicacoes ("CST"), an affiliate of Blue Carol Enterprises Ltd. ("Blue Carol"), which currently holds 15% of the outstanding shares of Common Stock, for the purchase and sale of long distance services. Revenues generated from this affiliate amounted to approximately $625,000, $1,035,000 and $1,501,000, or 12%, 10% and 5% of the Company's total revenues for the years ended December 31, 1994, 1995 and 1996, respectively. Services provided to the Company by this affiliate amounted to approximately $134,000 and $663,000 of the Company's costs of services for the years ended December 31, 1995 and 1996, respectively. No services were purchased from this affiliate in fiscal 1994. The Company also has a lease agreement with another Blue Carol affiliate, Marconi, for rights to use undersea fiber optic cable under which the Company is obligated to pay Marconi $38,330 semi-annually for five years on a resale basis.

     Pursuant to the terms of a Subscription Agreement and an Agreement for Management Participation by and among Blue Carol, the Company and Ram Mukunda dated as of February 8, 1995, the Company and Mr. Mukunda granted Blue Carol certain management rights in the Company. The agreement was subsequently amended in June 1997 to remove certain restrictions applicable to the Company. This agreement terminates, and all of Blue Carol's management rights expire, upon the completion of this Offering.

     The Company provided long distance services to EAA, Inc. ("EAA"), an affiliate owned by Ram Mukunda, the Company's President and Chief Executive Officer. Payments received by the Company from EAA amounted to approximately $396,000 and $262,000 for the years ended December 31, 1995 and 1996, respectively. Accounts receivable from EAA were $167,000 and $64,000 for the years ended December 31, 1995 and 1996, respectively. There were no transactions with EAA in 1994. The Company believes that the services provided were on standard commercial terms, which are no less favorable than those available on an arms-length basis with an unaffiliated third party.

     The Company was indebted to Vijay and Usha Srinivas and Mrs. B.V. Mukunda under certain notes payable in the amounts of $46,000 and $100,000, respectively as of June 30, 1997. Mr. and Mrs. Srinivas are the brother-in-law and sister, and Mrs. B.V. Mukunda is the mother, of Ram Mukunda, the Company's President and Chief Executive Officer. The interest rates on these notes ranged from 15% to 25%. These amounts were repaid in July 1997.

     In July 1997, the Company offered to exchange shares of its voting common stock for all of the issued and outstanding shares of its non voting common stock, or alternatively, to repurchase such shares of non voting common stock for cash. In connection therewith, Mr. Mukunda exchanged 17,175 shares of non voting stock for an equal number of shares of voting common stock.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon the completion of this Offering, the Company will be authorized to issue 20,000,000 shares of Common Stock, par value $.01 per share, and 100,000 shares of Preferred Stock, par value $1.00 per share.


COMMON STOCK


     As of October 1, 1997, there were 5,397,999 shares of Common Stock outstanding held of record by 15 stockholders. As of October 1, 1997, options to purchase an aggregate of 524,016 shares of Common Stock were outstanding, of which none were exercisable. Warrants and other rights to purchase an aggregate of 566,800 shares of Common Stock were also outstanding, of which options and warrants to purchase 272,900 shares were then exercisable. After giving effect to the sale of 2,600,000 shares of Common Stock by the Company in this Offering, there will be 7,997,999 shares of Common Stock outstanding (8,387,999 shares if the Underwriters' over-allotment option is exercised in full).


     The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders, including the election of directors. There are no cumulative voting rights in the election of directors. Subject to the prior rights of holders of Preferred Stock, if any, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Upon liquidation or dissolution of the Company, the remainder of the assets of the Company will be distributed ratably among the holders of Common Stock after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock. The Common Stock has no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the shares to be sold in this Offering will be, fully paid and nonassessable.

     Prior to the Offering, the Company's capital structure consisted of two classes of common stock, one class with voting rights and one class without voting rights. In July 1997, the Company offered to exchange shares of voting common stock for all of its issued and outstanding shares of non voting common stock, or, alternatively to repurchase such shares of non voting common stock for cash. All of the shares of non voting common stock were exchanged or repurchased pursuant to the offer and the class of non voting common stock has been eliminated.


PREFERRED STOCK

     The Board of Directors has the authority to issue up to 100,000 shares of Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's stockholders. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of Common Stock. There are no shares of Preferred Stock outstanding, and the Company has no current plans to issue any shares of Preferred Stock. See "Risk Factors - Capital Requirements; Need for Additional Financing."


SIGNET AGREEMENT

     In connection with the Signet Agreement, the Company issued to Signet Bank warrants (the "Signet Warrants") to purchase 539,800 shares of Common Stock, representing 10% of the outstanding Common Stock on the date of issuance. Warrants with respect to 269,900 of such shares, or 5% of the outstanding Common Stock at the time the Signet Warrants were issued, vested fully on the date of issuance. The terms of the Signet Agreement provide that additional Signet Warrants will become fully vested in the event that the Company's initial public offering is not consummated by certain target dates. Such additional vesting, if any, will begin in the first calendar quarter of 1998, and an additional one percent each calendar quarter will vest, up to an aggregate of 10% of the outstanding Common Stock, continuing until the Company completes its initial public offering. No additional Signet Warrants will vest if the Company consummates an initial public offering prior to December 31, 1997. The exercise price of the Signet Warrants is $8.46 per share, and they expire July 1, 2002. The holders of the Signet Warrants will have no voting or other stockholder rights unless and until the Signet Warrants are exercised. The number of shares of Common Stock issuable and the exercise price of the Signet Warrants are subject to antidilution adjustments in the event the Company issues additional shares of Common Stock or options to purchase shares of Common Stock (except pursuant to certain outstanding warrants, existing employee options, and up to 750,000 shares that may be issued in connection with issuances of options under employee incentive plans). The intent of the antidilution provisions is to permit Signet Bank to maintain its percentage ownership after the Offering, which will be 3.4%, regardless of future sales or issuance by the Company of its Common Stock, options, warrants or other rights to purchase Common Stock, or securities convertible into Common Stock (subject to the exceptions outlined above), and to give Signet Bank price protection such that the $8.46 purchase price will be adjusted downward in the event of future sales or issuances by the Company at an effective price which is below that exercise price. The antidilution provisions will survive the Offering and may affect the Company's ability to raise additional capital through the sale or issuance of its Common Stock, options, warrants or other rights to purchase Common Stock or securities convertible into Common Stock.

     In addition, in connection with the Signet Agreement and the issuance of the Signet Warrants, the Company agreed to provide the holders of the Signet Warrants with certain rights to request the Company to register the shares of Common Stock underlying the Signet Warrants under the Securities Act. At any time after 90 days following the date of this Prospectus, the holders of the Signet Warrants may twice demand that the Company register, at the Company's expense, at least 50% of the shares of Common Stock underlying the Signet
Warrants. Signet Bank has agreed to refrain from selling or otherwise transferring any shares underlying the Signet Warrants for a period of 180 days following the date of this Prospectus. In addition to the demand registration rights, the Signet Warrant holders also have "piggy-back" registration rights with respect to any offering by the Company following this Offering.

     The Company's repayment and other obligations under the Signet Agreement are secured by, among other things, a pledge of all of the capital stock of the Company owned by Ram Mukunda, the Company's President, Chief Executive Officer, director and principal stockholder, and Vijay Srinivas, a Company director and his wife, Usha Srinivas. Beginning on January 1, 1998 (and extending to July 1, 1998 upon the occurrence of defined events), should Signet Bank determine and assert based on its reasonable assessment that a material adverse change to the Company has occurred, all amounts outstanding would be immediately due and payable. Under certain circumstances, if an event a default occurs under the Signet Agreement which would permit Signet Bank to take possession and control over the shares subject to the pledge, Signet Bank would acquire voting control of a significant percentage of the issued and outstanding shares of Common Stock.


WARRANTS AND REGISTRATION RIGHTS

     The Company has agreed to issue to the Representatives of the Underwriters, for consideration of $.01 per warrant, warrants (the "Representatives' Warrants") to purchase up to 150,000 shares of Common Stock at an exercise price per share equal to 110% of the initial public offering price. The Representatives' Warrants are exercisable for a period of five years beginning one year from the date of this Prospectus. The holders of the Representatives' Warrants will have no voting or other stockholder rights unless and until the Representatives' Warrants are exercised. See "Underwriting."

     In connection with the issuance of the Representatives' Warrants, the Company will agree to provide the holders of the Representatives' Warrants with certain rights to request the Company to register the shares of Common Stock underlying the Representatives' Warrants under the Securities Act, in addition to "piggy-back" registration rights with respect to certain offerings by the Company following this Offering. See "Underwriting."


     Further, the Company has granted to Atlantic-ACM the option to acquire 3,000 shares of Common Stock in lieu of payment in the amount of $30,000 owed by the Company to Atlantic-ACM for certain consulting services.


CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION, BYLAWS AND MARYLAND LAW


     Amended and Restated Articles of Incorporation and Bylaws


     The Company's Charter and Bylaws include certain provisions which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company, by proxy contest, tender offer, open-market purchases or otherwise, unless such takeover or change in control is approved by the Company's Board of Directors. Such provisions may also make the removal of directors and management more difficult.


     In this regard, the Charter and Bylaws provide that the number of directors shall be five but may not be fewer than three nor more than twenty-five members. The Charter divides the Board of Directors into three classes, with one class having a term of one year, one class having a term of two years, and one class having a term of three years. Each class is to be as nearly equal in number as possible. At each annual meeting of stockholders, directors will be elected to succeed those directors whose terms have expired, and each newly elected director will serve for a three-year term. In addition, the Charter and Bylaws provide that any director or the entire Board may be removed by stockholders only for cause and with the approval of the holders of 80% of the total voting power of all outstanding securities of the Company then entitled to vote generally in the election of directors, voting together as a single class. The Charter and Bylaws also provide that all vacancies on the Board of Directors, including those resulting from an increase in the number of directors, may be filled solely by a majority of the remaining directors; provided, however, that if the vacancy occurs as a result of the removal of a director, the stockholders may elect a successor at the meeting at which such removal occurs.


     The classification of directors and the provisions in the Charter that limit the ability of stockholders to remove directors and that permit the remaining directors to fill any vacancies on the Board, will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. As a result, at least two annual meetings of stockholders will be required, in most cases, for the stockholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial to the Company and its stockholders and whether or not a majority of the Company's stockholders believes that such a change would be desirable.


     The Bylaws also contain provisions relating to the stockholders' ability to call meetings of stockholders, present stockholder proposals, and nominate candidates for the election of directors. The Bylaws provide that special meetings of stockholders can be called only by the Chairman of the Board of Directors, the President, the Board of Directors, or by the Secretary at the request of holders of at least 25% of all votes entitled to be cast. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called. In addition, the Charter and Bylaws establish procedures requiring advanced notice with regard to stockholder proposals and the nomination of candidates for election as directors (other than by or at the direction of the Board of Directors or a committee of the Board of Directors). Pursuant to these procedures, stockholders desiring to introduce proposals or make nominations for the election of directors must provide written notice, containing certain specified information, to the Secretary of the Company not less than 60 nor more than 90 days prior to the meeting. If less than 30 days notice or prior public disclosure of the date of the meeting is given, the required notice regarding stockholder proposals or director nominations must be in writing and received by the Secretary of the Company no later than the tenth day following the day on which notice of the meeting was mailed. The Company may reject a stockholder proposal or nomination that is not made in accordance with such procedures.

     The Charter also includes certain "super-majority" voting requirements, which provide that the affirmative vote of the holders of at least 80% of the aggregate combined voting power of all classes of capital stock entitled to vote thereon, voting as one class, is required to amend certain provisions of the Charter, including those provisions relating to the number, election, term of and removal of directors; the amendment of the Bylaws; and the provision governing applicability of the Maryland Control Share Act (summarized below). The effect of these provisions will be to make it more difficult to amend provisions of the Charter, even if such amendments are favored by a majority of stockholders. In addition, the Charter includes provisions which require the vote of a simple majority of the Company's issued and outstanding Common Stock to approve certain significant corporate transactions, including the sale of all or substantially all of the Company's assets, rather than the vote of two-thirds of the issued and outstanding Common Stock.

     The description of the Charter and Bylaw provisions set forth above are intended to be summaries only. The forms of Charter and Bylaws, as amended and restated, are filed as exhibits to the Registration Statement filed with the Commission of which this Prospectus forms a part. This summary is qualified in its entirety by reference to such documents. See "Risk Factors - Control of Company by Current Stockholders" and "- Certain Provisions of the Company's Articles of Incorporation, Bylaws and Maryland Law."


     Maryland Law

     Section 3-601, et seq. of the Maryland General Corporation Law (the "Business Combination Statute"), and Section 3-701 et seq. of the Maryland General Corporation Law with respect to acquisitions of "control shares" may also have the effect of delaying, deterring or preventing a future takeover or change in control of the Company, by proxy contest, tender offer, open-market purchases or otherwise.

     Under the Business Combination Statute, certain "business combinations" (including mergers or similar transactions subject to a statutory stockholder vote and additional transactions involving transfers of assets or securities in specified amounts) between a Maryland corporation subject to the Business Combination Statute and an Interested Stockholder, or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder unless an exemption is available. Thereafter, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:
(i) 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock of the corporation; and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than voting stock held by the Interested Stockholder who will or whose affiliate will be a party to the business combination voting together as a single voting group, unless the corporation's stockholders receive a minimum price (as described in the Business Combination Statute) for their stock and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. The Business Combination Statute defines an "Interested Stockholder" as any person who is the beneficial owner, directly or indirectly, of 10% or more of the outstanding voting stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock; or any affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation.

     These provisions of the Business Combination Statute do not apply, unless the corporation's charter or Bylaws provide otherwise, to a corporation that on July 1, 1983 had an existing Interested Stockholder, unless, at any time thereafter, the Board of Directors elects to be subject to the law. These provisions of the Business Combination Statute also would not apply to business combinations that are approved or exempted by the Board of Directors of the corporation prior to the time that any other Interested Stockholder becomes an Interested Stockholder. A Maryland corporation may adopt an amendment to its charter electing not to be subject to the special voting requirements of the Business Combination Statute. Any such amendment would have to be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock of the corporation voting together as a single voting group, and 66 2/3% of the votes entitled to be cast by persons (if any) who are not Interested Stockholders of the corporation or affiliates or associates of Interested Stockholders voting together as a single voting group. The Company has not adopted such an amendment to its Charter.

     In addition to the Business Combination Statute, Section 3-701 et seq. of the Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by the stockholders at a special meeting by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares. "Control shares" are voting shares of stock which, if aggregated with all other such shares previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power, would entitle the acquiror, directly or indirectly, to exercise or direct the exercise of the voting power in electing directors within any one of the following ranges of voting power: (i) 20% or more but less than 33 1/3%; (ii) 33 1/3% or more but less than a majority or (iii) a majority or more of all voting power. Control shares do not include shares the acquiror is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition, directly or indirectly, by any person, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an "acquiring person statement"), may compel a corporation's board of directors to call a special meeting of stockholders to be held within 50 days of a demand to consider the voting rights to be accorded the shares acquired or to be acquired in the control share acquisition. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting. Unless the charter or bylaws provide otherwise, if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, at any time during a period commencing on the 11th day after the control share acquisition and ending 60 days after a statement has been delivered. Moreover, unless the charter or bylaws provide otherwise, if voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation. The shares of Common Stock held by Ram Mukunda and his family are not subject to the restrictions imposed by the Maryland Control Share Act.


TRANSFER AGENT AND REGISTRAR


     The Transfer Agent and Registrar for the Common Stock is Continental Stock Transfer & Trust Company.



LISTING


     The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "STGC."

                        SHARES ELIGIBLE FOR FUTURE SALE



     Upon completion of the Offering, the Company will have 7,997,999 outstanding shares of Common Stock, and options, warrants and other rights to purchase up to an additional 1,240,816 shares of Common Stock (of which 566,666 currently are exercisable) at prices ranging from $0.30 to $13.20 per share.


     Of the Common  Stock  outstanding  upon  completion  of the  Offering,  the
2,600,000   shares  of  Common  Stock  (excluding  the  shares  subject  to  the
Underwriters' over allotment option) sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except for any shares held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, and the regulations promulgated thereunder (an "Affiliate"), or persons who have been Affiliates within the preceding three months. The remaining 5,397,999 outstanding shares of Common Stock will be "restricted securities" as that term is defined in Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including under Rule 144, as described below.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned restricted securities for a period of at least one year from the later of the date such restricted securities were acquired from the Company or from an Affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Such sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and the availability of current public information about the Company. Further, under Rule 144(k), if a period of at least two years has elapsed from the later of the date restricted securities were acquired from the Company or from an Affiliate, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume, manner of sale or current information requirements described above. In addition, Rule 701 under the Securities Act also permits resales of shares acquired pursuant to certain compensation plans and arrangements.

     The Company and its executive officers, directors and all stockholders, have agreed that for a period of 180 days following the Offering, without the prior written consent of the Representatives, they will not, directly or indirectly, offer or agree to sell, hypothecate, pledge or otherwise dispose of any shares of Common Stock (or securities convertible into, exchangeable, or exercisable for or evidencing the right to purchase shares of Common Stock). In addition, Signet Bank has agreed to refrain from selling or otherwise transferring any shares underlying the Signet Warrants for a period of 180 days following the Offering. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144 under the Securities Act, the terms of the Signet Warrants or otherwise, shares subject to lock-up agreements will not be saleable until such agreements expire.

     In addition, the Company intends to register on Form S-8 under the Securities Act 270,000 of Common Stock issuable under Restated Option Plan and 750,000 shares under its 1997 Performance Incentive Plan. Shares issued under these plans (other than shares issued to Affiliates) generally may be sold immediately in the public market, subject to vesting requirements and lock-up agreements. The Company has also agreed to provide certain holders of warrants to purchase its Common Stock with rights to request the registration of the shares underlying the warrants under the Securities Act. See "Description of Capital Stock - Warrants and Registration Rights."

     Future sales of Common Stock in the public market following this Offering by the current stockholders of the Company, or the perception that such sales could occur, could adversely affect the market price for the Common Stock. The Company's principal stockholders hold a significant portion of the outstanding shares of Common Stock and a decision by one or more of these stockholders to sell shares pursuant to Rule 144 under the Securities Act or otherwise could materially adversely affect the market price of the Common Stock. See "Risk Factors - Shares Eligible for Future Sale."

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), for whom Ferris, Baker Watts, Incorporated and Boenning & Scattergood, Inc. are acting as representatives (the "Representatives"), and each of the Underwriters has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:






                                                     NUMBER OF
                   UNDERWRITER                        SHARES
-------------------------------------------------   ----------
       Ferris, Baker Watts, Incorporated   ......
       Boenning & Scattergood, Inc   ............
          Total .................................    2,600,000
                                                     =========


     The nature of the respective obligations of the Underwriters is such that all of the shares of Common Stock must be purchased if any are purchased. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions, including the approval of certain legal matters by counsel.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price less a concession not to exceed $___ per share; that the Underwriters may allow, and such selected dealers may reallow, a concession to certain other dealers not to exceed $___ per share; and that after the commencement of the Offering, the public offering price and the concessions may be changed.


     The Company has granted the Underwriters an option to purchase in the aggregate up to 390,000 additional shares of Common Stock solely to cover over-allotments, if any. The option may be exercised in whole or in part at any time within 30 days after the date of this Prospectus. To the extent the option is exercised, the Underwriters will be severally committed, subject to certain conditions, to purchase the additional shares of Common Stock in proportion to their respective purchase commitments as indicated in the preceding table.


     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and, where such indemnification is unavailable, to contribute to payments that the Underwriters may be required to make in respect of such liabilities.

     The executive officers, directors and stockholders of the Company have agreed that they will not offer, sell, contract to sell or grant an option to purchase or otherwise dispose of any shares of the Company's Common Stock, options to acquire shares of Common Stock or any securities exercisable for, or convertible into Common Stock owned by them, for a period of 180 days from the date of this Prospectus, without the prior written consent of the Representatives. The Company also has agreed not to offer, sell, or issue any shares of Common Stock, options to acquire Common Stock or any securities exercisable for, or convertible into Common Stock, for a period of 180 days from the date of this Prospectus, without the prior written consent of the Representatives, except that the Company may issue securities pursuant to the Company's stock option and incentive plans and upon the exercise of any outstanding options and warrants. In addition, Signet Bank has agreed to refrain from selling or otherwise transferring any shares of Common Stock underlying the Signet Warrants for a period of 180 days following the Offering.



     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the shares of Common Stock included in this Offering will be determined by negotiation among the Company and the Representatives. Among the factors to be considered in determining such price will be the history of and prospects for the Company's business and the industry in which it operates, an assessment of the Company's management, past and present revenues and earnings of the Company, the prospects for growth of the Company's revenues and earnings and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to the Company. There can be no assurance, however, that the prices at which the shares of Common Stock will sell in the public market after this Offering will not be lower than the price at which it is sold by the Underwriters.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Certain persons participating in the Offering may over allot or engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock, including entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the Offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the Offering when the Common Stock sold by the syndicate member is purchased in syndicate covering transactions. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. Such stabilizing activities, if commenced, may be discontinued at any time.

     The Company has agreed to issue to the Representatives, for consideration of $.01 per warrant, warrants (the "Representatives' Warrants") to purchase up to 150,000 shares of the Common Stock at an exercise price per share equal to 110% of the initial public offering price. The Representatives' Warrants are exercisable for a period of five years beginning one year from the effective date of the Company's registration statement, of which this Prospectus is a part. The holders of the Representatives' Warrants will have no voting or other stockholder rights unless and until the Representatives' Warrants are exercised. The Representatives' Warrants may not be sold, transferred, assigned, pledged or hypothecated by any person, other than among the Underwriters and bona fide officers or partners of the Underwriters, for a period of one year following the effective date of the Company's registration statement, of which this Prospectus is a part. Pursuant to an arrangement between Ferris, Baker Watts, Incorporated and Richard K. Prins, a Senior Vice President of Ferris, Baker Watts, Incorporated and who will be named a director of the Company upon completion of the Offering, Mr. Prins will receive a portion of the Representatives' Warrants for the purchase of up to 25,000 shares of the Common Stock. In addition, the Company has granted the holders of the Representatives' Warrants certain rights to register the shares of Common Stock underlying the Representatives' Warrants under the Securities Act.


     The Company has also agreed to pay the Representative a non-accountable expense allowance equal to 1.0% of the gross proceeds of the Offering for expenses incurred in connection therewith.



                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Shulman, Rogers, Gandal, Pordy & Ecker, P.A., Rockville, Maryland. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Venable, Baetjer & Howard LLP, McLean, Virginia.



                                    EXPERTS


     The audited financial statements of the Company included in this Prospectus and the audited financial statement schedule included in the Registration Statement of which this Prospectus forms a part have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and such Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, as well as the reports and other information filed by the Company with the Commission, may be inspected without charge at the Public Reference Room of the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic filings made through the Electronic Data Gathering Analysis and Retrieval System are also publicly available through the Commission's Web Site (http://www.sec.gov).

     The Company is not currently subject to the periodic reporting and informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the Offering, the Company will be required to file reports and other information with the Commission pursuant to the requirements of the Exchange Act. Such reports and other information may be obtained from the Commission's Public Reference Section and copied at the public reference facilities and regional offices of the Commission referred to above. The Company intends to furnish holders of the Common Stock with annual reports containing financial statements audited by an independent public accounting firm and with quarterly reports containing unaudited summary financial statements for each of the first three quarters of each fiscal year.

                               GLOSSARY OF TERMS

     Access Charges: The fees paid by long distance carriers to LECs for originating and terminating long distance calls on their local networks.

     Accounting or Settlement Rate: The per minute rate negotiated between carriers in different countries for termination of international long distance traffic in, and return traffic to, the carriers' respective countries.

     Call reorigination: a form of dial up access that allows a user to access a telecommunications company's network by placing a telephone call and waiting for an automated callback. The callback then provides the user with dial tone which enables the user to place a call.

     CLEC: Competitive Local Exchange Carrier.

     Correspondent agreement: Agreement between international long distance carriers that provides for the termination of traffic in, and return traffic to, the carriers' respective countries at a negotiated per minute rate and provides for a method by which revenues are distributed between the two carriers (also known as an "operating agreement").


     CST: Companhia Santomensed De Telecommunicacoes.


     Dedicated access: A means of accessing a network through the use of a permanent point-to-point circuit typically leased from a facilities-based carrier. The advantage of dedicated access is simplified premises-to-anywhere calling, faster call set-up times and potentially lower access costs (provided there is sufficient traffic over the circuit to generate economies of scale).

     Dial up access: A form of service whereby access to a network is obtained by dialing a toll-free number or a paid local access number.

     Direct access: A method of accessing a network through the use of private lines.

     EU (European Union): Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden, and the United Kingdom.

     Facilities-based carrier: A carrier which transmits a significant portion of its traffic over owned or leased transmission facilities.

     FCC: Federal Communications Commission.

     Fiber optic: A  transmission  medium  consisting of high-grade  glass fiber
through   which  light  beams  are   transmitted   carrying  a  high  volume  of
telecommunications traffic.


     International gateway: A switching facility that provides connectivity between international carriers and performs any necessary signaling conversions between countries.


     IRU (Indefeasible Rights of Use): The rights to use a telecommunications system, usually an undersea cable, with most of the rights and duties of ownership, but without the right to control or manage the facility and, depending upon the particular agreement, without any right to salvage or duty to dispose of the cable at the end of its useful life.


     ISDN (Integrated Services Digital Network): A hybrid digital network capable of providing transmission speeds of up to 128 kilobits per second for both voice and data.


     ISR (International Simple Resale): The use of international leased lines for the resale of switched telephony to the public, bypassing the current system of accounting rates.


     ITO (Incumbent Telecommunications Operator): The dominant carrier in each country, often government-owned or protected; commonly referred to as the Postal, Telephone and Telegraph Company, or PTT.


     ITU: The International Telecommunications Union.

     LEC (Local Exchange Carrier): Companies from which the Company and other long distance providers must purchase "access services" to originate and terminate calls in the U.S.

     Local connectivity: Physical circuits connecting the switching facilities of a telecommunications services provider to the interexchange and transmission facilities of a facilities-based carrier.

     Local exchange: A geographic area determined by the appropriate regulatory authority in which calls generally are transmitted without toll charges to the calling or called party.

     Long distance carriers: Long distance carriers provide services between local exchanges on an interstate or intrastate basis. A long distance carrier may offer services over its own or another carriers facilities.


     Marconi: Companhia Portuguesa Radio Marconi, S.A.


     PBX (Public Branch Exchange): Switching equipment that allows connection of private extension telephones to the PSTN or to a private line.

     PSTN (Public Switched Telephone Network): A telephone network which is accessible by the public at large through private lines, wireless systems and pay phones.

     PTT: A foreign telecommunication carrier that has been dominant in its home market and which may be wholly or partially government-owned, often referred to as Post Telephone and Telegraph or "PTT".

     Private line: A dedicated telecommunications connection between end-user locations.

     Proportional return traffic: Under the terms of the operating agreements, the foreign partners are required to deliver to the U.S. carriers the traffic flowing to the U.S. in the same proportion as the U.S. carriers delivered U.S.-originated traffic to the foreign carriers.

     RBOC (Regional Bell Operating Company): The seven local telephone companies established by the 1982 agreement between AT&T and the Department of Justice.

     Resale: Resale by a provider of telecommunications services of services sold to it by other providers or carriers on a wholesale basis.


     Securities Act: The Securities Act of 1933, as amended.

     Switch: Equipment that accepts instructions from a caller in the form of a telephone number. Like an address on an envelope, the numbers tell the switch where to route the call. The switch opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users. Switches allow telecommunications service providers to connect calls directly to their destination, while providing advanced features and recording connection information for future billing.

     Switched minutes: The number of minutes of telephone traffic carried on a network using switched access.


     Voice telephony: A term used by the EU, defined as the commercial provision for the public of the direct transport and switching of speech in real-time between public switched network termination points, enabling any user to use equipment connected to such a network termination point in order to communicate with another termination point.

     WTO: World Trade Organization.

                         INDEX TO FINANCIAL STATEMENTS






                                                                                         PAGE
Report of Independent Public Accountants .............................................   F-2
Balance Sheets as of December 31, 1995 and 1996 and June 30, 1997   ..................   F-3
Statements of Operations for the years ended December 31, 1994, 1995 and 1996 and
 the Six Months ended June 30, 1996 and 1997   .......................................   F-4
Statements of Changes in Stockholders' Deficit for the years ended December 31, 1994,
 1995 and 1996 and the Six Months ended June 30, 1997   ..............................   F-5
Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996 and
 the Six Months ended June 30, 1996 and 1997   .......................................   F-6
Notes to Financial Statements   ......................................................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Startec Global Communications Corporation (formerly Startec, Inc.):

     We have audited the accompanying balance sheets of Startec Global Communications Corporation (a Maryland corporation, formerly Startec, Inc.) as of December 31, 1995 and 1996, and the related statements of operations, changes in stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Startec Global Communications Corporation, as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                              ARTHUR ANDERSEN LLP



Washington, D.C.
September 11, 1997

                   STARTEC GLOBAL COMMUNICATIONS CORPORATION
                            (FORMERLY STARTEC, INC.)


                                 BALANCE SHEETS

              AS OF DECEMBER 31, 1995 AND 1996 AND JUNE 30, 1997







                                                                                                             JUNE 30,
                                                                            1995             1996              1997
                                                                        --------------   ---------------   ---------------
                                                                                                            (UNAUDITED)
                              ASSETS
CURRENT ASSETS:
 Cash and cash equivalents    .......................................   $   528,198       $    148,469      $  2,105,521
 Accounts receivable, net of allowance for doubtful accounts
   of approximately $457,000, $1,079,000 and $1,576,000  ............     2,220,755          5,334,183         9,244,023
 Accounts receivable, related party    ..............................       319,040             78,347           347,809
 Other current assets   .............................................       130,449            210,522           230,258
                                                                        ------------      ------------      ------------
   Total current assets    ..........................................     3,198,442          5,771,521        11,927,611
                                                                        ------------      ------------      ------------
PROPERTY AND EQUIPMENT:
 Long distance communications equipment   ...........................       906,568          1,773,137         2,225,087
 Computer and office equipment   ....................................       215,685            392,238           502,251
 Less - Accumulated depreciation and amortization  ..................      (456,527)          (789,053)       (1,002,778)
                                                                        ------------      ------------      ------------
   Total property and equipment, net   ..............................       665,726          1,376,322         1,724,560
                                                                        ------------      ------------      ------------
Deferred debt financing and offering costs   ........................             -                  -           433,000
Restricted cash   ...................................................       180,000            180,000           180,000
                                                                        ------------      ------------      ------------
   Total assets   ...................................................   $ 4,044,168       $  7,327,843      $ 14,265,171
                                                                        ============      ============      ============
                    LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
 Accounts payable    ................................................   $ 4,655,119       $  7,170,904      $ 11,203,392
 Accrued expenses    ................................................     1,279,506          2,858,090         3,338,941
 Receivables-based credit facility  .................................       570,446          1,812,437         2,918,888
 Capital lease obligations    .......................................        79,100            226,464           356,103
 Notes payable to related parties   .................................        58,160             53,160           103,160
 Notes payable to individuals and other   ...........................       300,000            650,000         1,300,000
                                                                        ------------      ------------      ------------
   Total current liabilities  .......................................     6,942,331         12,771,055        19,220,484
                                                                        ------------      ------------      ------------
Capital lease obligations, net of current portion  ..................       260,861            545,643           664,878
Notes payable to related parties, net of current portion    .........       100,000            100,000            50,000
Notes payable to individuals and other, net of current portion       .            -                  -            44,400
                                                                        ------------      ------------      ------------
   Total liabilities    .............................................     7,303,192         13,416,698        19,979,762
                                                                        ------------      ------------      ------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' DEFICIT (NOTES 5 AND 12):
 Voting common stock, $.01 par value; 10,000,000 shares au-
   thorized; 5,380,824 shares issued and outstanding                         53,808             53,808            53,808
 Nonvoting common stock, $1.00 par value; 25,000 shares au-
   thorized; 22,526 shares issued and outstanding                            22,526             22,526            22,526
 Additional paid-in capital   .......................................       932,276            932,276         1,063,283
 Unearned compensation  .............................................             -                  -          (108,167)
 Accumulated deficit    .............................................    (4,267,634)        (7,097,465)       (6,746,041)
                                                                        ------------      ------------      ------------
   Total stockholders' deficit   ....................................    (3,259,024)        (6,088,855)       (5,714,591)
                                                                        ------------      ------------      ------------
   Total liabilities and stockholders' deficit  .....................   $ 4,044,168       $  7,327,843      $ 14,265,171
                                                                        ============      ============      ============


        The accompanying notes are an integral part of these statements.

                   STARTEC GLOBAL COMMUNICATIONS CORPORATION
                           (FORMERLY STARTEC, INC.)

                           STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996
                AND THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997





                                                                                                  SIX MONTHS ENDED
                                                                                                      JUNE 30,
                                                                                            -----------------------------
                                                 1994           1995             1996           1996           1997
                                             ------------ ---------------- ---------------- ------------- ---------------
                                                                                             (UNAUDITED)    (UNAUDITED)
Net revenues  .............................. $5,108,709    $ 10,507,450     $ 32,214,506    $13,206,583    $28,836,145
Cost of services    ........................ 4,701,262        9,128,609       29,880,629    12,388,348      25,250,492
                                             ----------    ------------     ------------    -----------    -----------
 Gross margin    ...........................   407,447        1,378,841        2,333,877       818,235       3,585,653
General and administrative expenses   ...... 1,159,382        2,169,946        3,995,966     1,372,624       2,461,406
Selling and marketing expenses  ............    91,062          183,927          514,298       153,650         305,537
Depreciation and amortization   ............    90,069          137,019          332,526       144,442         213,725
                                             ----------    ------------     ------------    -----------    -----------
 Income (loss) from operations  ............  (933,066)      (1,112,051)      (2,508,913)     (852,481)        604,985
Interest expense    ........................    70,015          115,713          336,887       118,395         251,743
Interest income  ...........................    24,244           21,750           15,969         8,649           5,405
                                             ----------    ------------     ------------    -----------    -----------
 Income (loss) before
   income tax provision   ..................  (978,837)      (1,206,014)      (2,829,831)     (962,227)        358,647
Income tax provision   .....................         -                -                -             -          (7,223)
                                             ----------    ------------     ------------    -----------    -----------
Net (loss) income   ........................ $(978,837)    $ (1,206,014)    $ (2,829,831)   $ (962,227)    $   351,424
                                             ==========    ============     ============    ===========    ===========
Net (loss) income per common and equiv-
 alent share                                 $   (0.20)    $      (0.21)    $      (0.49)   $    (0.17)    $      0.06
                                             ==========    ============     ============    ===========    ===========
Weighted average common and equivalent
 shares outstanding ........................ 4,988,837        5,709,720        5,795,961     5,795,961       5,795,961
                                             ==========    ============     ============    ===========    ===========
Pro forma net (loss) income per common
 and equivalent share (unaudited)  .........

                                                                            $      (0.43)   $    (0.14)    $      0.08
                                                                            ============    ===========    ===========
Pro forma weighted average common
 and equivalent shares outstanding
 (unaudited)  ..............................

                                                                               6,028,903     6,028,903       6,028,903
                                                                            ============    ===========    ===========


       The accompanying notes are an integral part of these statements.

                   STARTEC GLOBAL COMMUNICATIONS CORPORATION
                           (FORMERLY STARTEC, INC.)

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR  THE  YEARS  ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE SIX MONTHS ENDED
                                 JUNE 30, 1997







                                                                  VOTING             NONVOTING
                                                               COMMON STOCK         COMMON STOCK
                                                           --------------------- ------------------
                                                             SHARES     AMOUNT    SHARES   AMOUNT
                                                           ----------- --------- -------- ---------
Balance, December 31, 1993  ..............................   4,573,700   $45,737   22,526   $22,526
 Net loss    .............................................           -         -        -         -
                                                            ----------  --------  -------  --------
Balance, December 31, 1994  ..............................   4,573,700    45,737   22,526    22,526
 Net loss    .............................................           -         -        -         -
 Issuance of common stock   ..............................     807,124     8,071        -         -
                                                            ----------  --------  -------  --------
Balance, December 31, 1995  ..............................   5,380,824    53,808   22,526    22,526
 Net loss    .............................................           -         -        -         -
                                                            ----------  --------  -------  --------
Balance, December 31, 1996  ..............................   5,380,824    53,808   22,526    22,526
 Net income (unaudited)  .................................           -         -        -         -
 Unearned compensation pursuant to issuance of stock
 options (unaudited)  ....................................           -         -        -         -
 Amortization of unearned compensation (unaudited)  ......           -         -        -         -
                                                            ----------  --------  -------  --------
Balance, June 30, 1997 (unaudited)   .....................   5,380,824   $53,808   22,526   $22,526
                                                            ==========  ========  =======  ========



                                                            ADDITIONAL
                                                             PAID-IN       UNEARNED      ACCUMULATED
                                                             CAPITAL     COMPENSATION      DEFICIT           TOTAL
                                                           ------------ -------------- ---------------- ----------------
Balance, December 31, 1993  ..............................   $  190,347  $        -     $ (2,082,783)    $ (1,824,173)
 Net loss    .............................................            -           -         (978,837)        (978,837)
                                                            -----------  ----------     ------------     ------------
Balance, December 31, 1994  ..............................      190,347           -       (3,061,620)      (2,803,010)
 Net loss    .............................................            -           -       (1,206,014)      (1,206,014)
 Issuance of common stock   ..............................      741,929           -                -          750,000
                                                            -----------  ----------     ------------     ------------
Balance, December 31, 1995  ..............................      932,276           -       (4,267,634)      (3,259,024)
 Net loss    .............................................            -           -       (2,829,831)      (2,829,831)
                                                            -----------  ----------     ------------     ------------
Balance, December 31, 1996  ..............................      932,276           -       (7,097,465)      (6,088,855)
 Net income (unaudited)  .................................            -           -          351,424          351,424
 Unearned compensation pursuant to issuance of stock
 options (unaudited)  ....................................      131,007    (131,007)               -                -
 Amortization of unearned compensation (unaudited)  ......            -      22,840                -           22,840
                                                            -----------  ----------     ------------     ------------
Balance, June 30, 1997 (unaudited)   .....................   $1,063,283  $ (108,167)    $ (6,746,041)    $ (5,714,591)
                                                            ===========  ==========     ============     ============



       The accompanying notes are an integral part of these statements.

                   STARTEC GLOBAL COMMUNICATIONS CORPORATION
                           (FORMERLY STARTEC, INC.)

                            STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996
                AND THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997







                                                        1994             1995
                                                   --------------- ----------------
OPERATING ACTIVITIES:
 Net income (loss)  ..............................  $  (978,837)    $ (1,206,014)
 Adjustments to net loss-
   Depreciation and amortization   ...............       90,069          137,019
   Compensation pursuant to stock options   ......            -                -
   Changes in operating assets and liabilities:
    Accounts receivable   ........................     (417,055)      (1,342,047)
    Accounts receivable, related party   .........     (273,145)         (45,895)
    Other current assets  ........................      (16,678)         (83,532)
    Accounts payable   ...........................    1,421,249        1,135,137
    Accrued expenses   ...........................       98,624          637,084
                                                    -----------     ------------
     Net cash (used in) provided by operating
       activities   ..............................      (75,773)        (768,248)
                                                    -----------     ------------
INVESTING ACTIVITIES:
 Purchases of property and equipment  ............      (44,258)        (199,526)
                                                    -----------     ------------
FINANCING ACTIVITIES:
 Net borrowings under receivables-based credit
   facility   ....................................            -          570,446
 Repayments under capital lease obligations    ...     (102,158)         (96,680)
 Borrowings under notes payable to related par-
   ties                                                  49,999                -
 Repayments under notes payable to related par-
   ties                                                       -                -
 Borrowings under notes payable to individuals
   and other  ....................................      235,000           50,000
 Repayments under notes payable to individuals
   and other  ....................................            -          (35,000)
 Proceeds from issuance of voting common stock                -          750,000
                                                    -----------     ------------
     Net cash provided by financing activities          182,841        1,238,766
                                                    -----------     ------------
     Net increase (decrease) in cash and cash
       equivalents  ..............................       62,810          270,992
     Cash and cash equivalents at the begin-
       ning of the period                               194,396          257,206
                                                    -----------     ------------
     Cash and cash equivalents at the end of
       the period   ..............................  $   257,206     $    528,198
                                                    ===========     ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Interest paid   .................................  $    62,526     $     87,046
                                                    ===========     ============
 Income taxes paid  ..............................  $         -     $          -
                                                    ===========     ============
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
 Equipment acquired under capital lease  .........  $    53,944     $    285,230
                                                    ===========     ============
 Deferred debt financing and offering costs not
   paid ..........................................  $         -     $          -
                                                    ===========     ============



                                                                           SIX MONTHS ENDED
                                                                               JUNE 30,
                                                                    -------------------------------
                                                         1996            1996            1997
                                                   ---------------- --------------- ---------------
                                                                      (UNAUDITED)     (UNAUDITED)
OPERATING ACTIVITIES:
 Net income (loss)  ..............................  $ (2,829,831)   $   (962,227)   $    351,424
 Adjustments to net loss-
   Depreciation and amortization   ...............       332,526         144,442         213,725
   Compensation pursuant to stock options   ......             -               -          22,840
   Changes in operating assets and liabilities:
    Accounts receivable   ........................    (3,113,428)     (3,545,778)     (3,909,840)
    Accounts receivable, related party   .........       240,693        (326,212)       (269,462)
    Other current assets  ........................       (80,073)        (59,179)        (19,736)
    Accounts payable   ...........................     2,515,785       4,236,681       4,032,488
    Accrued expenses   ...........................     1,578,584         373,424          92,251
                                                    ------------    -------------   -------------
     Net cash (used in) provided by operating
       activities   ..............................    (1,355,744)       (138,849)        513,690
                                                    ------------    -------------   -------------
INVESTING ACTIVITIES:
 Purchases of property and equipment  ............      (519,519)       (258,089)       (184,061)
                                                    ------------    -------------   -------------
FINANCING ACTIVITIES:
 Net borrowings under receivables-based credit
   facility   ....................................     1,241,991         342,370       1,106,451
 Repayments under capital lease obligations    ...       (91,457)        (65,883)       (129,028)
 Borrowings under notes payable to related par-
   ties                                                        -               -               -
 Repayments under notes payable to related par-
   ties                                                   (5,000)         (5,000)              -
 Borrowings under notes payable to individuals
   and other  ....................................       475,000               -         650,000
 Repayments under notes payable to individuals
   and other  ....................................      (125,000)              -               -
 Proceeds from issuance of voting common stock                 -               -               -
                                                    ------------    -------------   -------------
     Net cash provided by financing activities         1,495,534         271,487       1,627,423
                                                    ------------    -------------   -------------
     Net increase (decrease) in cash and cash
       equivalents  ..............................      (379,729)       (125,451)      1,957,052
     Cash and cash equivalents at the begin-
       ning of the period                                528,198         528,198         148,469
                                                    ------------    -------------   -------------
     Cash and cash equivalents at the end of
       the period   ..............................  $    148,469    $    402,747    $  2,105,521
                                                    ============    =============   =============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Interest paid   .................................  $    296,926    $    115,668    $    269,933
                                                    ============    =============   =============
 Income taxes paid  ..............................  $          -    $          -    $          -
                                                    ============    =============   =============
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
 Equipment acquired under capital lease  .........  $    523,603    $    425,368    $    377,902
                                                    ============    =============   =============
 Deferred debt financing and offering costs not
   paid ..........................................  $          -    $          -    $    433,000
                                                    ============    =============   =============


        The accompanying notes are an integral part of these statements.

                   STARTEC GLOBAL COMMUNICATIONS CORPORATION
                           (FORMERLY STARTEC, INC.)


                         NOTES TO FINANCIAL STATEMENTS



                 (INFORMATION AS OF JUNE 30, 1997 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)



1. BUSINESS DESCRIPTION:


ORGANIZATION


     Startec Global Communications Corporation (the "Company", formerly Startec, Inc.), is a Maryland corporation founded in 1989 to provide long-distance telephone services. The Company currently offers U.S.-originated long-distance service to residential and carrier customers through foreign termination arrangements. The Company's marketing targets specific ethnic residential market segments in the United States that are most likely to seek low-cost international long-distance service to specific and identifiable country markets. The Company is headquartered in Bethesda, Maryland.



RISKS AND OTHER IMPORTANT FACTORS


     For each of the three years in the period ending December 31, 1996, the Company's operations have generated a net loss and negative operating cash flows. As of June 30, 1997, the Company had a deficit in working capital of approximately $7,293,000, and total liabilities exceeded total assets by approximately $5,715,000. As more fully described in Note 12, on July 1, 1997, the Company entered into a credit facility with a bank. The credit facility provides for maximum borrowings of up to $10 million through December 31, 1997, and the lesser of $15 million or 85 percent of eligible accounts receivable, as defined, thereafter until maturity in December 1999. The Company will require significant additional capital to finance its expansion plans. There can be no assurance that the Company will be successful in raising additional capital.


     The Company is subject to various risks in connection with the operation of its business. These risks include, but are not limited to, dependence on operating agreements with foreign partners, significant foreign and U.S.-based customers and suppliers, availability of transmission facilities, U.S. and foreign regulations, international economic and political instability, dependence on effective billing and information systems, customer attrition, and rapid technological change. Many of the Company's competitors are significantly larger and have substantially greater financial, technical, and marketing resources than the Company; employ larger networks and control transmission lines; offer a broader portfolio of services; have stronger name recognition and loyalty; and have long-standing relationships with the Company's target customers. In addition, many of the Company's competitors enjoy economies of scale that can result in a lower cost structure for transmission and related costs, which could cause significant pricing pressures within the long-distance telecommunications industry. If the Company's competitors were to devote significant additional resources to the provision of international long-distance services to the Company's target customer base, the Company's business, financial condition, and results of operations could be materially adversely affected.

     In the United States, the Federal Communications Commission ("FCC") and relevant state Public Service Commissions have the authority to regulate interstate and intrastate telephone service rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's services are provided. Legislation that substantially revised the U.S. Communications Act of 1934 was signed into law on February 8, 1996. This legislation has specific guidelines under which the Regional Bell Operating Companies ("RBOCs") can provide long-distance services, which will permit the RBOCs to compete with the Company in providing domestic and international long-distance services. Further, the legislation, among other things, opens local service markets to competition from any entity (including long-distance carriers, such as AT&T, cable television companies and utilities).

                   Startec Global Communications Corporation
                           (FORMERLY STARTEC, INC.)

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

     Because the legislation opens the Company's markets to additional competition, particularly from the RBOCs, the Company's ability to compete may be adversely affected. Moreover, certain Federal and other governmental regulations may be amended or modified, and any such amendment or modification could have material adverse effects on the Company's business, results of operations, and financial condition.


2. SIGNIFICANT ACCOUNTING PRINCIPLES:


USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


INTERIM FINANCIAL INFORMATION (UNAUDITED)


     The interim financial data as of June 30, 1997 and for the six-month periods ended June 30, 1996 and 1997 has been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of interim periods results. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year.


REVENUE RECOGNITION

     Revenues for telecommunication services provided to customers are recognized as services are rendered, net of an allowance for revenue that the Company estimates will ultimately not be realized. Revenues for return traffic received according to the terms of the Company's operating agreements with its foreign partners are recognized as revenue as the return traffic is received and processed.


     The Company has entered into operating agreements with telecommunications carriers in foreign countries under which international long-distance traffic is both delivered and received. Under these agreements, the foreign carriers are contractually obligated to adhere to the policy of the FCC, whereby traffic from the foreign country is routed to international carriers, such as the Company, in the same proportion as traffic carried into the country. Mutually exchanged traffic between the Company and foreign carriers is settled through a formal settlement policy at agreed upon rates per-minute. The Company records the amount due to the foreign partner as an expense in the period the traffic is terminated. When the return traffic is received in the future period, the Company generally realizes a higher gross margin on the return traffic compared to the lower margin (or sometimes negative margin) on the outbound traffic. Revenue recognized from return traffic was approximately $174,000, $1,959,000, and $1,121,000 or 3 percent, 19 percent, and 3 percent of net revenues in 1994, 1995, and 1996, and $490,000 and $994,000 or 4 and 3 percent of net revenues in the six-month periods ended June 30, 1996 and 1997, respectively. There can be no assurance that traffic will be delivered back to the United States or what impact changes in future settlement rates, allocations among carriers or levels of traffic will have on net payments made and revenues received and recorded by the Company.


COST OF SERVICES

     Cost of services represents direct charges from vendors that the Company incurs to deliver service to its customers. These include costs of leasing capacity and rate-per-minute charges from carriers that originate, transmit, and terminate traffic on behalf of the Company. See Note 4 for further discussion.

                   Startec Global Communications Corporation
                           (FORMERLY STARTEC, INC.)

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

CASH AND CASH EQUIVALENTS

     The Company considers all short-term investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents consist primarily of money market accounts that are available on demand. The carrying amount reported in the accompanying balance sheets approximates fair value.

FAIR VALUE OF FINANCIAL INSTRUMENTS


     The carrying amounts for current assets and current liabilities, other than the current portion of notes payable to related parties and individuals and other, approximate their fair value due to their short maturity. The carrying value of the receivables based credit facility approximates fair value, since it bears interest at a variable rate which reprices frequently. The carrying value of restricted cash approximates fair value plus accrued interest. The fair value of notes payable to individuals and other and notes payable to related parties cannot be reasonably and practicably estimated due to the unique nature of the related underlying transactions and terms (Note 7). However, given the terms and conditions of these instruments, if these financial instruments were with unrelated parties, interest rates and payment terms could be substantially different than the currently stated rates and terms. These notes were paid in full subsequent to June 30, 1997 (Note 12).


LONG-LIVED ASSETS

     Long-lived assets and identifiable assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed. Impairment is measured by comparing the carrying value to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual dispositions. The Company considers expected cash flows and estimated future operating results, trends, and other available information in assessing whether the carrying value of the assets is impaired.

     The Company's estimates of anticipated gross revenues, the remaining estimated lives of tangible and intangible assets, or both, could be reduced significantly in the future due to changes in technology, regulation, available financing, or competitive pressures (see Note 1). As a result, the carrying amount of long-lived assets could be reduced materially in the future.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at historical cost. Depreciation is provided for financial reporting purposes using the straight line method over the following estimated useful lives:


       Long-distance communications equipment   ......     7 years
       Computer and office equipment   ...............   3 to 5 years



     Long-distance communications equipment includes assets financed under capital lease obligations of approximately $763,000, $1,287,000, and $1,665,000 at December 31, 1995 and 1996, and June 30, 1997, respectively. Accumulated depreciation on these assets as of December 31, 1995 and 1996, and June 30, 1997, was approximately $403,000, $587,000, and $667,000, respectively.


     Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized. The cost and related accumulated depreciation of assets sold or retired are removed from the balance sheet, and any resulting gain or loss is reflected in the statement of operations.

CONCENTRATIONS OF RISK

     Financial instruments that potentially subject the Company to a concentration of credit risk are accounts receivable. Residential accounts receivable consist of individually small amounts due from geographically dispersed customers. Carrier accounts receivable represent amounts due from second-tier

                   Startec Global Communications Corporation
                           (FORMERLY STARTEC, INC.)

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)


long-distance carriers. The Company's allowance for doubtful accounts is based on current market conditions. The Company's four largest carrier customers represented 35 and 22 percent of gross accounts receivable as of December 31, 1996, and June 30, 1997, respectively. Revenues from several customers represented more than 10 percent of net revenues for the periods presented (see
Note 10). Including charges in dispute (see Note 4), purchases from the five largest suppliers represented 67 and 47 percent of cost of services in the year ended December 31, 1996, and the six month period ended June 30, 1997, respectively. Services purchased from several suppliers represented more than 10 percent of cost of services in the periods presented (see Note 10). One of these suppliers, representing 25 and 13 percent of cost of services in the year ended December 31, 1996, and the six-month period ended June 30, 1997, respectively, is based in a foreign country.


INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS No. 109 requires that deferred income taxes reflect the expected tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. Valuation allowances are established when necessary to reduce deferred tax assets to the estimated amount to be realized.


NET (LOSS) INCOME PER COMMON AND EQUIVALENT SHARE


     Net loss per common share for the years ended December 31, 1994, 1995 and 1996, and for the six-month period ended June 30, 1996, is based upon the weighted-average number of common shares outstanding during the period. The effect of outstanding options on net loss per common share is not included for these periods because such options would be antidilutive. Net income per common share for the six-month period ended June 30, 1997 is based upon the weighted-average number of common and common equivalent shares outstanding during the period, using the treasury stock method. Fully diluted net (loss) income per share is not presented as it would not materially differ from the amounts stated.

     Pursuant to the requirements of the Securities and Exchange Commission under Staff Accounting Bulletin ("SAB") No. 83 , common stock and stock rights issued by the Company during the 12 months immediately preceding an anticipated initial public offering (the "Offering") have been included in the calculation of the shares used in computing net (loss) income per common share as if such shares had been outstanding the entire period for periods prior to the Offering.

     Pro forma net income (loss) per share gives effect to the anticipated repayment of $2,500,000 in debt with proceeds from the Offering and has been computed by dividing pro forma net income (loss), after adjustment for applicable interest expense, by the pro forma weighted average common shares outstanding. The pro forma weighted average common shares outstanding has been adjusted for the estimated number of shares that the Company would need to issue to repay debt.

     In 1997, the Financial Accounting Standards Board released Statement No. 128, "Earnings Per Share." Statement 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement for all periods presented. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings per share is computed similarly to fully diluted earnings per share pursuant to Accounting Principles Bulletin No. 15. Statement 128 is effective for fiscal periods ending after December 15, 1997, and when adopted, it will require restatement of prior periods' earnings per share.

                   Startec Global Communications Corporation
                           (FORMERLY STARTEC, INC.)

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

     As discussed above, SAB 83 requires an entity involved in an initial public offering to treat those potentially dilutive common shares as outstanding common shares in the computation of both basic and diluted net (loss) income per share for all reported periods. Accordingly, management anticipates that Statement 128 will not have a material impact upon reported net (loss) income per share.


3. ACCOUNTS RECEIVABLE:

     Accounts receivable consist of the following:


                                                    DECEMBER 31,              JUNE 30,
                                           ------------------------------   ---------------
                                              1995            1996              1997
                                           ------------   ---------------   ---------------
                                                                             (UNAUDITED)
Residential  ...........................    $2,605,958     $  3,840,707      $  5,906,036
Carrier   ..............................        71,826        2,572,954         4,913,833
                                            ----------     ------------      ------------
                                             2,677,784        6,413,661        10,819,869
Allowance for doubtful accounts   ......      (457,029)      (1,079,478)       (1,575,846)
                                            ----------     ------------      ------------
                                            $2,220,755     $  5,334,183      $  9,244,023
                                            ==========     ============      ============


     The Company has certain service providers that are also customers. The Company carries and settles amounts receivable and payable from and to certain of these parties on a net basis.


     Approximately $1,195,000, $3,428,000, and $5,502,000 of retail receivables as of December 31, 1995 and 1996, and June 30, 1997, respectively, were pledged as security under the receivable credit facility agreement discussed in Note 6.




4. ACCRUED EXPENSES:

     Accrued expenses consist of the following:



                                                           DECEMBER 31,            JUNE 30,
                                                    ---------------------------   ------------
                                                       1995           1996           1997
                                                    ------------   ------------   ------------
                                                                                  (UNAUDITED)
Disputed vendor obligations    ..................   $  642,515     $2,056,957     $2,124,228
Accrued payroll and related taxes    ............      348,545        368,266        365,978
Accrued debt financing and offering costs  ......            -              -        433,000
Accrued excise taxes and related charges   ......      197,993        182,286        182,439
Accrued interest   ..............................       47,960         87,921         69,731
Other  ..........................................       42,493        162,660        163,565
                                                    -----------    -----------    -----------
                                                    $1,279,506     $2,858,090     $3,338,941
                                                    ===========    ===========    ===========



     Disputed vendor obligations represent an assertion from one of the Company's foreign carriers for minutes processed that are in excess of the Company's records. The Company has accrued approximately $643,000, $1,414,000, and $67,000 in the years ended December 31, 1995 and 1996, and the six-month period ended June 30, 1997, respectively, related to disputed minutes for which the Company has not recognized any corresponding revenue. If the Company prevails in its dispute, these amounts or portions thereof would be credited to operations in the period of resolution. Conversely, if the Company does not prevail in its dispute, these amounts or portions thereof would be paid in cash.

                   Startec Global Communications Corporation
                           (FORMERLY STARTEC, INC.)

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED )

5. STOCK AND STOCK RIGHTS:

     As of June 30, 1997, the Company had 5,380,824 shares of voting common stock issued and outstanding and 22,526 shares of nonvoting common stock issued and outstanding. For 17,175 shares of outstanding nonvoting common stock, the Company has agreed to exchange one share of its authorized voting common stock for each presently outstanding share of nonvoting common stock. As of July 29, 1997, the Company has agreed to purchase 5,351 shares of outstanding nonvoting common stock from a former officer and director of the Company for $45,269.

STOCK OPTION PLAN

     The Company has elected to account for stock and stock rights in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and its related interpretations. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which established an alternative method of expense recognition for stock-based compensation awards to employees based on fair values. The Company has elected not to adopt SFAS No. 123 for expense recognition purposes.

     The Company maintains a stock option plan, reserving 270,000 shares of voting common stock to be issued to officers and key employees under terms and conditions to be set by the Company's Board of Directors. Options granted under this plan may be exercised only upon the occurrence of any of the following events: (i) a sale of more than 50 percent of the issued and outstanding shares of stock in one transaction, (ii) a dissolution or liquidation of the Company,
(iii) a merger or consolidation in which the Company is not the surviving corporation, (iv) a filing by the Company of an effective registration statement under the Securities Act of 1933, as amended, or (v) the seventh anniversary of the date of full-time employment.

     Pursuant to APB No. 25, compensation expense is recognized for financial reporting purposes when it becomes probable that the options will be exercisable. The amount of compensation expense that will be recognized is determined by the excess of the fair value of the common stock over the exercise price of the related option at the measurement date.

     Pro forma information regarding net income is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. The fair value of options granted in the year ended December 31, 1995, and the six-month period ended June 30, 1997, was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 5.4 percent and 6.17 percent; no dividend yield;
weighted-average expected lives of the options of five years, and expected volatility of 50 percent. There were no options granted in 1996.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price characteristics that are significantly different from those of traded options. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


     The weighted-average fair value of options granted during the year ended December 31, 1995, and the six-month period ended June 30, 1997, was $0.34 and $1.04, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the estimated service period. If the Company had used the fair value accounting provisions of SFAS No. 123, the pro forma net loss for 1995 and 1996 would have been $1,208,714 and $2,832,531, respectively, or $0.21 and $0.49 per share, respectively, and net income for the six months ended June 30, 1997 would have been $323,283, or $0.06 per share.

                   Startec Global Communications Corporation
                           (FORMERLY STARTEC, INC.)

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

A summary of the Company's stock option activity and related information, is as follows:


                                                       YEAR ENDED DECEMBER 31,
                              -------------------------------------------------------------------     SIX MONTHS ENDED
                                       1994                   1995                  1996               JUNE 30, 1997
                              ---------------------- --------------------- ---------------------- ------------------------
                                                                                                        (UNAUDITED)
                                          WEIGHTED-             WEIGHTED-              WEIGHTED-                 WEIGHTED-
                                           AVERAGE               AVERAGE                AVERAGE                  AVERAGE
                                          EXERCISE              EXERCISE               EXERCISE                  EXERCISE
                               OPTIONS      PRICE     OPTIONS     PRICE     OPTIONS      PRICE       OPTIONS      PRICE
                              ---------- ----------- --------- ----------- ---------- ----------- ------------- ----------
Options outstanding at
 beginning of period   ......   75,000     $ 0.30      103,200   $ 0.30     143,200     $ 0.38       138,300      $ 0.38
Granted    ..................   32,700       0.30       40,000     0.60           -          -       269,966        1.44
Exercised  ..................        -          -            -        -           -          -             -
Forfeited  ..................   (4,500)      0.30            -        -      (4,900)      0.36      (138,500)       0.38
                               -------     -------    --------   -------    -------     -------    ---------      -------
Options outstanding at end
 of period    ...............  103,200     $ 0.30      143,200   $ 0.38     138,300     $ 0.38       269,766      $ 1.44
                               =======     =======    ========   =======    =======     =======    =========      =======
Options exercisable at end
 of period    ...............        -                       -                    -                        -
                               =======                ========              =======                =========

     Exercise prices for options outstanding as of June 30, 1997, are as follows:

                                                OPTIONS OUTSTANDING
                            ------------------------------------------------------------
                                WEIGHTED-AVERAGE
                               REMAINING WEIGHTED-
       RANGE OF              NUMBER OUTSTANDING     CONTRACTUAL LIFE        AVERAGE
    EXERCISE PRICES         AS OF JUNE 30, 1997         IN YEARS         EXERCISE PRICE
-------------------------   ---------------------   ------------------   ---------------
           $0.30 - 0.30             39,300                9.56               $ 0.30
            0.60 - 0.60             39,000                9.56                 0.60
            1.85 - 1.85            191,466                9.56                 1.85
 -----------------------           --------               ----               -------
           $0.30 - 1.85            269,766                9.56               $ 1.44
 =======================           ========               ====               =======

     The Company amended its stock option plan as of January 20, 1997 to provide that options may be exercised on or after the seventh anniversary of the date of full time employment, in addition to other events discussed above. In conjunction with this amendment, all options outstanding were cancelled, and certain options were reissued at their original exercise prices. Pursuant to APB No. 25, the Company recognizes compensation expense for the excess of the fair market value of the common stock over the exercise price of the related option at the date of grant. The Company recognized $22,840 in compensation expense for the six-month period ended June 30, 1997, and expects to recognize approximately $108,167 over the remaining term of the options, subject to accelerated vesting in the event of a public offering or a change in control.

SHAREHOLDER AND MANAGEMENT AGREEMENTS

     In 1995, the Company issued 807,124 shares of voting common stock for $750,000. In connection with this transaction, the Company executed a Subscription Agreement ("Shareholder Agreement") and a Management Participation Agreement ("Management Agreement"). Among other provisions, the Shareholder Agreement provides the investor certain antidilution provisions and a right of first refusal as to any shares offered for sale, at the offering price. Further, with certain exceptions, the Company's primary shareholder may not sell, transfer, or assign any shares unless they are first offered to the investor; and under certain circumstances, if the investor declines to purchase the shares offered, such shares may not be sold to any third party unless such third party also offers to purchase all of the investor's shares at the same price.

                   Startec Global Communications Corporation
                           (FORMERLY STARTEC, INC.)

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

     The Management Agreement contains several covenants that provide the investor protection with respect to dilution, nonroutine changes in the Articles of Incorporation or Bylaws, and the declaration of dividends.

     The provisions of the Shareholder Agreement and the Management Agreement expire upon the earlier of a public offering under the Securities Act of 1933, as amended, or the sale or other transfer of 50 percent or more of the shares owned by the investor.

6. BILLING ARRANGEMENT AND RECEIVABLES BASED CREDIT FACILITY:

     The Company has a billing and information management services agreement with a third party, which provides for its residential customers to be billed directly by their local exchange carrier. The third party receives collections from the local exchange carrier and submits these funds to the Company, after withholding processing fees, applicable taxes, and provisions for credits and uncollectible accounts.


     The Company has an advanced payment agreement with this third party, which allows the Company to take advances against 70 percent of all records submitted for billing. Advances are secured by the receivables involved. The credit limit under the advanced payment agreement was $3,000,000 as of June 30, 1997. The agreement provides for interest at the prime rate (8.5 percent at June 30, 1997) plus 4 percent.

7. Notes Payable to Related Parties and Notes Payable to Individual and Other:

NOTES PAYABLE TO RELATED PARTIES

     Notes payable to related parties consist of the following:


                                                                          DECEMBER 31,           JUNE 30,
                                                                    -------------------------   ------------
                                                                      1995          1996           1997
                                                                    -----------   -----------   ------------
                                                                                                (UNAUDITED)
Notes payable to parties related to the primary shareholder and president of the Company, bearing interest at rates ranging from
 15 to 25 percent   .............................................   $158,160      $153,160      $ 153,160
Less - Current portion    .......................................    (58,160)      (53,160)      (103,160)
                                                                    ---------     ---------     ----------
                                                                    $100,000      $100,000      $  50,000
                                                                    =========     =========     ==========

NOTES PAYABLE TO INDIVIDUALS AND OTHER

     Notes payable to individuals and other consist of the following:

                                                                                 DECEMBER 31,            JUNE 30,
                                                                          --------------------------- ---------------
                                                                              1995          1996           1997
                                                                          ------------- ------------- ---------------
                                                                                                        (UNAUDITED)
Notes payable to various parties, bearing interest at rates ranging from
 15 to 33.3 percent at December 31, 1995, and from 15 to 25 percent
 at December 31, 1996 and June 30, 1997, all due within one year   ......  $  300,000    $  650,000    $    800,000
Note payable to an individual, non-interest bearing, convertible into
 24,000 shares of voting common stock upon the earlier of the com-
 pletion of a public offering or maturity in 1999                                   -             -          44,400
Note payable to a bank, bearing interest at the prime rate plus 2 per-
 cent. Subsequent to period-end, this note was refinanced with the
 credit facility described in Note 12.  .................................           -             -         500,000
                                                                           ----------    ----------    ------------
                                                                              300,000       650,000       1,344,400
Less-current portion  ...................................................    (300,000)     (650,000)     (1,300,000)
                                                                           ----------    ----------    ------------
                                                                           $        -    $        -    $     44,400
                                                                           ==========    ==========    ============

                   Startec Global Communications Corporation
                           (FORMERLY STARTEC, INC.)

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

     The aggregate maturities of notes payable to related parties and notes payable to individuals and other are as follows as of December 31, 1996:



 YEAR ENDING               RELATED           INDIVIDUALS
DECEMBER 31,               PARTIES            AND OTHER
--------------            ----------         ------------
    1997                  $ 53,160             $650,000
    1998                    50,000                    -
    1999                    50,000                    -
                          ---------            ---------
                          $153,160             $650,000
                          =========            =========


8. COMMITMENTS AND CONTINGENCIES:


LEASES


     The Company leases office space and equipment under noncancelable operating leases. Rent expense was approximately $63,000, $94,000, and $97,000 for the years ended December 31, 1994, 1995, and 1996, and $47,000 and $65,000 for the six-month periods ended June 30, 1996 and 1997, respectively. The terms of the office lease require the Company to pay a proportionate share of real estate taxes and operating expenses. As discussed in Note 2, the Company also leases equipment under capital lease obligations. The future minimum commitments under lease obligations are as follows:

                                                       CAPITAL       OPERATING
            YEAR ENDING DECEMBER 31,                   LEASES         LEASES
--------------------------------------------------   -------------   ----------
     1997  .......................................    $  318,913     $154,219
     1998  .......................................       305,443      165,025
     1999  .......................................       283,376      140,710
     2000  .......................................        59,225            -
     2001  .......................................        12,586            -
                                                      ----------     ---------
                                                         979,543     $459,954
                                                                     =========
     Less - Amounts representing interest   ......      (207,436)
     Less - Current portion  .....................      (226,464)
                                                      ----------
                                                      $  545,643
                                                      ==========



LEASE WITH RELATED PARTY


     The Company has entered into an agreement with an affiliate of a shareholder to lease capacity in certain undersea fiber optic cable. The agreement grants a perpetual right to use the cable and requires ten semiannual payments of $38,330 beginning on June 30, 1996. The Company has recorded $76,660 in accounts payable as of June 30, 1997, related to this agreement. Unpaid amounts bear interest at the 180-day LIBOR rate, plus one quarter percent.

     The Company is required to pay a proportional share of the cost of operating and maintaining the cable. The Company can cancel this agreement without further obligation, except for amounts related to past usage, at any time.

                   Startec Global Communications Corporation
                           (FORMERLY STARTEC, INC.)

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

RESTRICTED CASH

     The Company was required to provide a bank guarantee of $180,000 in connection with one of its foreign operating agreements. This guarantee is in the form of a certificate of deposit and is shown as restricted cash in the accompanying balance sheets.


PROFESSIONAL SERVICES AND CONSULTING AGREEMENTS

     The Company has arrangements with its legal counsel and investment bankers to represent the Company in a proposed public offering of the Company's common stock. These arrangements for professional services and other expenses commit the Company to costs of up to $300,000 in the event that such an offering is not successful.

     The Company has agreed to issue warrants to acquire 150,000 shares of common stock to its investment bankers at the close of the Offering. The warrants will have a five-year term, will vest after one year, and will have an exercise price of 110 percent of the Offering price. The warrants will include certain anti-dilution provisions.

     The Company has a consulting agreement with an individual who will serve as an agent for the Company in a foreign country. Under the agreement, the Company will pay a total of $90,000 over a three-year period, commencing March 1, 1997. In addition, the Company will pay other office facilities and general expenses approximating $12,000 per year.


LITIGATION

     Certain claims and suits have been filed or are pending against the Company. In management's opinion, resolution of these matters will not have a material impact on the Company's financial position or results of operations and adequate provision for any potential losses has been made in the accompanying financial statements.


9. RELATED-PARTY TRANSACTIONS:


     The Company has an agreement with an affiliate of a shareholder of the Company that calls for the purchase and sale of long distance services. Revenues generated from this affiliate amounted to approximately $625,000, $1,035,000, and $1,501,000, or 12 percent, 10 percent, and 5 percent of total revenues for the years ended December 31, 1994, 1995, and 1996, and $717,000 and $1,159,000,
or 5 and 4 percent of total revenues for the six-month periods ended June 30, 1996 and 1997, respectively. The Company was in a net account receivable position with this affiliate of approximately $152,000, $14,000, and $336,000 as of December 31, 1995 and 1996, and June 30, 1997, respectively. Services provided by this affiliate and recognized in cost of services amounted to approximately $134,000 and $663,000 for the years ended December 31, 1995 and 1996, and $122,000 and $495,000 for the six-month periods ended June 30, 1996 and 1997, respectively. There were no services purchased from this affiliate in 1994.

     The Company provided long-distance services to an affiliated entity owned by the primary shareholder and president of the Company. In the opinion of management, these services were provided on standard commercial terms. The affiliate provided long-distance services to customers in certain foreign countries. Payments received by the Company from this affiliate amounted to approximately $396,000 and $262,000 for the years ended December 31, 1995 and 1996, respectively, and $52,000 for the six month period ended June 30, 1997. The affiliate was unable to collect approximately $150,000 and $95,000 from its residential customers in the years ended December 31, 1995 and 1996, respectively. Accounts receivable from this affiliated entity were approximately $167,000 as of December 31, 1995, $64,000 as of December 31, 1996, and $12,000
as of June 30, 1997, respectively. There was no activity related to this entity for the year ended December 31, 1994.

                   Startec Global Communications Corporation
                           (FORMERLY STARTEC, INC.)

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

     The Company has notes payable from parties related to the primary shareholder and president of the Company (see Note 7) and a lease with an affiliate of a shareholder of the Company (see Note 8).



10. SEGMENT DATA AND SIGNIFICANT CUSTOMERS AND SUPPLIERS:



SEGMENT DATA

     The Company classifies its operations into one industry segment, telecommunications services. Substantially all of the Company's revenues for each period presented were derived from calls terminated outside the United States.

     Net revenues terminated by geographic area were as follows:


                                                                                         SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                        JUNE 30,
                                    --------------------------------------------   ----------------------------
                                       1994           1995            1996            1996            1997
                                    ------------   -------------   -------------   -------------   ------------
                                                                                   (UNAUDITED)     (UNAUDITED)
Asia/Pacific Rim  ...............   $4,187,799     $ 6,970,140     $13,823,875     $ 7,152,989     $12,083,360
Middle East/North Africa   ......      136,419         693,948       8,276,205       2,613,998       8,090,191
Sub-Saharan Africa   ............       18,521          34,400       1,135,695         279,728       2,370,960
Eastern Europe    ...............       25,562         316,470       2,649,759         913,099       2,848,335
Western Europe ..................      617,255       1,647,446       1,782,435         615,951         903,826
North America  ..................      110,643         493,811       3,718,172       1,433,128       1,558,848
Other ...........................       12,510         351,235         828,365         197,690         980,625
                                    -----------    ------------    ------------    ------------    ------------
                                    $5,108,709     $10,507,450     $32,214,506     $13,206,583     $28,836,145
                                    ===========    ============    ============    ============    ============


SIGNIFICANT CUSTOMERS


     A significant portion of the Company's revenues is derived from a limited number of customers. During 1996, the Company's five largest carrier customers accounted for approximately 40% of the Company's net revenues, with one carrier customer accounting for approximately 23% of net revenues during that year. In addition, during the six-month period ended June 30, 1997, the Company's five largest carrier customers accounted for approximately 41% of net revenues, with one carrier customer accounting for approximately 27% during the period. The Company's agreements and arrangements with its carrier customers generally may be terminated on short notice without penalty. The following customers provided 10 percent or more of the Company's net revenues:


                                                                                 SIX MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                      JUNE 30,
                                ----------------------------------------   ----------------------------
                                  1994          1995           1996           1996            1997
                                ----------   ------------   ------------   -------------   ------------
                                                                           (UNAUDITED)     (UNAUDITED)
Videsh Sanchar Nigam Limited
 (foreign)    ...............   $  *         $1,958,827     $  *           $   *           $   *
Companhia Sao Tomense (relat-
 ed party)                       624,613         *              *                *              *
WorldCom, Inc.   ............    564,345         *           7,383,218      2,921,150       7,694,384

----------
*  Revenue provided was less than 10 percent of total revenues for the period.

                   Startec Global Communications Corporation
                           (FORMERLY STARTEC, INC.)

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

SIGNIFICANT SUPPLIERS



     A significant portion of the Company's cost of services is purchased from a limited number of suppliers. The following suppliers provided 10 percent or more of the Company's cost of services:


                                                                                           SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                       JUNE 30,
                                        ------------------------------------------   ----------------------------
                                           1994           1995           1996           1996            1997
                                        ------------   ------------   ------------   -------------   ------------
                                                                                     (UNAUDITED)     (UNAUDITED)
Videsh Sanchar Nigam Limited ("VSNL")
 (foreign)   ........................   $3,733,464     $7,154,552       $7,524,983     $2,898,939    $3,404,664
Cherry Communications ...............       *              *             3,896,555      3,327,605          *
WorldCom, Inc.  .....................       *              *             3,971,654      1,351,906     3,774,134
Teleglobe, Inc. .....................       *              *                *           1,255,757         *

----------
* Cost of services provided was less than 10 percent of total cost of sales for the period.

     The cost of services attributable to VSNL include charges that are in dispute, as discussed in Note 4. VSNL is a government-owned, foreign carrier that has a monopoly on telephone service in that country.



11. INCOME TAXES:



     THE COMPANY HAS NET OPERATING LOSS ("NOLS") CARRYFORWARDS FOR FEDERAL INCOME TAX PURPOSES OF approximately $2,564,000 and $2,248,000, as of December 31, 1996 and June 30, 1997, respectively, which may be applied against future taxable income and expire in years 2005 through 2011. The Company utilized a portion of these NOLs to partially offset its taxable income for the six months ended June 30, 1997. The use of the NOLs is subject to statutory and regulatory limitations regarding changes in ownership. SFAS No. 109 requires that the tax benefit of NOLs for financial reporting purposes be recorded as an asset to the extent that management assesses the realization of such deferred tax assets is "more likely than not." A valuation reserve is established for any deferred tax assets that are not expected to be realized.


     As a result of historical operating losses and the fact that the Company has a limited operating history, a valuation allowance equal to the deferred tax asset was recorded for all periods presented, which resulted in no tax benefit being realized during any period.


     The tax effect of significant temporary differences, which comprise the deferred tax assets and liabilities, are as follows:


                                  DECEMBER 31,
                                             ---------------------------------     JUNE 30,
                                                  1995              1996             1997
                                             ---------------   ---------------   ---------------
                                                                                  (UNAUDITED)
Deferred tax assets:
 Net operating loss carryforwards   ......    $    418,934      $  1,014,072      $    888,982
 Allowance for doubtful accounts    ......         149,273           336,127           532,506
 Contested liabilities  ..................         254,115           813,526           840,132
 Cash to accrual adjustment   ............       1,043,264           777,917           648,265
 Other   .................................               -            18,086            22,516
                                              ------------      ------------      ------------
   Total deferred tax assets  ............       1,865,586         2,959,728         2,932,401
                                              ------------      ------------      ------------
Deferred tax liabilities:
 Depreciation  ...........................          34,794            66,434            82,254
 Other   .................................           2,628                 -                 -
                                              ------------      ------------      ------------
   Total deferred tax liabilities   ......          37,422            66,434            82,254
                                              ------------      ------------      ------------
   Net deferred tax assets    ............       1,828,164         2,893,294         2,850,147
Valuation allowance  .....................      (1,828,164)       (2,893,294)       (2,850,147)
                                              ------------      ------------      ------------
                                              $          -      $          -      $          -
                                              ============      ============      ============

                   Startec Global Communications Corporation
                           (FORMERLY STARTEC, INC.)

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

     Pursuant to Section 448 of the Internal Revenue Code, the Company is required to change from the cash to the accrual method of accounting. The effect of this change will be amortized over four years for tax purposes.


     The Company recorded no benefit or provision for income taxes for each of the three years in the period ended December 31, 1996 or for the six-month period ended June 30, 1996. A current provision for Federal alternative minimum tax was recorded for the six-month period ended June 30, 1997. The components of income tax expense for the six-month period ended June 30, 1997 are as follows:


                                                                SIX MONTHS ENDED
                                                                 JUNE 30, 1997
                                                                ----------------
                                                                  (UNAUDITED)
         Current provision
          Federal  ..........................................      $  187,523
          Federal alternative minimum tax  ..................           7,223
          State .............................................          40,328
         Deferred benefit
          Federal  ..........................................         (35,511)
          State .............................................          (7,636)
          Benefit of net operating loss carryforwards  ......        (199,150)
                                                                   ----------
                                                                   $    7,223
                                                                   ==========



     The provision for income taxes results in an effective rate which differs from the Federal statutory rate as follows:


                                                               SIX MONTHS ENDED
                                                                JUNE 30, 1997
                                                               -----------------
                                                                 (UNAUDITED)
          Statutory Federal income tax rate   ...............         35.0%
          Impact of graduated rate   ........................         (1.0)
          State income taxes, net of Federal tax benefit  ...          4.6
          Federal alternative minimum tax  ..................          2.0
          Benefit of net operating loss carryforwards  ......        (38.6)
                                                                    ------
          Effective rate ....................................          2.0%
                                                                    ======



12. SUBSEQUENT EVENTS:


CREDIT FACILITY


     On July 1, 1997, the Company entered into a credit facility ("Loan") with a bank ("Lender"). The Loan provides for maximum borrowings of up to $10 million through December 31, 1997, and the lesser of $15 million or 85 percent of eligible accounts receivable, as defined, thereafter until maturity in December 1999. The Company may elect to pay quarterly interest payments at the prime rate, plus 2 percent, or the adjusted LIBOR, plus 4 percent. The Loan required a $150,000 commitment fee to be paid at closing, and a quarterly commitment fee of one quarter percent of the unborrowed portion. The Loan is secured by substantially all of the Company's assets and the common stock owned by the majority stockholder and another stockholder. The Loan contains certain financial and non-financial covenants, as defined, including, but not limited to, ratios of monthly net revenue to Loan balance, interest coverage, and cash flow leverage, minimum subscribers, and limitations on capital expenditures, additional indebtedness, acquisition or transfer of assets, payment of dividends, new ventures or mergers, and issuance of additional equity (excluding shares issuable in connection with the Offering). Beginning on January 1, 1998 (and extending to July 1, 1998 upon the occurrence of defined events), should the Lender determine and assert based on its reasonable assessment that a material adverse change has occurred, all amounts outstanding would be due and payable.

                   Startec Global Communications Corporation
                           (FORMERLY STARTEC, INC.)

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)


     The Loan provides that the Lender receive warrants to purchase up to 539,800 shares of the Company's voting common stock representing 10 percent of the issued and outstanding shares of the Company. Warrants representing 5 percent of the issued and outstanding shares are immediately exercisable. The exercise price of these warrants is $8.46. Further, beginning in the first calendar quarter of 1998, and continuing until the Company completes an initial public offering, the Lender will vest in an additional 1 percent for each calendar quarter. The exercise price of these warrants will be set at a price which values the Company at 10 times revenue for the immediately preceding month. Until the Company is a public registrant, the Company is obligated to repurchase the shares under warrant in certain circumstances at the then fair value of the Company as determined by an independent appraisal. The Lender has certain registration rights with respect to the shares under warrant.


     Prior to closing the above described credit facility, the Company obtained a $500,000 credit facility from the Lender at prime plus 2 percent. Amounts outstanding under this facility were refinanced under the Loan.


     Proceeds from the loan were used to pay down the receivables based credit facility (Note 6), to retire the notes payable to related parties and individuals and other (Note 7), to retire certain capital lease obligations, to purchase long-distance communications equipment, and for general working capital purposes.


1997 PERFORMANCE PLAN


     In August 1997,  the Board of Directors and the  stockholders  approved the
Company's 1997 Performance Incentive Plan (the "Performance Plan"). The Performance Plan provides for the award of stock options, stock appreciation rights, restricted stock and other stock-based awards to eligible employees of the Company, as well as cash-based annual and long-term incentive awards. The Performance Plan provides for the issuance of options to acquire up to 750,000 shares of common stock. The Company may grant options to acquire up to 480,000 shares of common stock without triggering the antidilution privileges granted under the warrants issued in connection with the Loan.


GRANT OF OPTIONS AND WARRANTS

     In September 1997, the Company granted options and warrants to employees, directors, and other parties to acquire 257,250 shares of common stock at an exercise price of $10.00 per share.


CHANGE IN AUTHORIZED SHARES


     In August 1997, the Company increased its authorized shares of common stock to 20,000,000 and created a preferred class of stock with 100,000 shares of $1.00 par value preferred stock authorized for issuance.


OTHER

     In July 1997, the Company paid off approximately $3,990,000 of its existing debt as of June 30, 1997, using proceeds from the Loan.

     In August 1997, the Company entered into a co-location and facilities management services agreement. This agreement requires the Company to make monthly payments of approximately $7,500 for five years, and to pay buildout fees of approximately $500,000 by the end of October 1997.

========================================   =====================================
NO DEALER,  SALES  REPRESENTATIVE OR ANY
OTHER PERSON HAS BEEN AUTHORIZED TO GIVE
ANY   INFORMATION   OR   TO   MAKE   ANY
REPRESENTATIONS  IN CONNECTION WITH THIS
OFFERING  OTHER THAN THOSE  CONTAINED IN
THIS PROSPECTUS,  AND, IF GIVEN OR MADE,
SUCH INFORMATION OR REPRESENTATIONS MUST
NOT  BE  RELIED   UPON  AS  HAVING  BEEN
AUTHORIZED  BY THE COMPANY OR ANY OF THE
UNDERWRITERS.  THIS  PROSPECTUS DOES NOT
CONSTITUTE   AN  OFFER  TO  SELL,  OR  A
SOLICITATION  OF AN  OFFER  TO BUY,  ANY               2,600,000 SHARES
SECURITIES  OTHER  THAN  THE  SHARES  OF
COMMON  STOCK TO WHICH IT  RELATES OR AN
OFFER  TO,  OR A  SOLICITATION  OF,  ANY
PERSON IN ANY JURISDICTION WHERE SUCH AN
OFFER OR SOLICITATION WOULD BE UNLAWFUL.
NEITHER THE DELIVERY OF THIS  PROSPECTUS
NOR ANY SALE MADE HEREUNDER SHALL, UNDER
ANY     CIRCUMSTANCES,     CREATE    ANY
IMPLICATION   THAT  THERE  HAS  BEEN  NO
CHANGE  IN THE  AFFAIRS  OF THE  COMPANY
SINCE  THE  DATE   HEREOF  OR  THAT  THE
INFORMATION  CONTAINED HEREIN IS CORRECT
AS OF ANY  TIME  SUBSEQUENT  TO THE DATE                   [LOGO]
HEREOF.


            TABLE OF CONTENTS


                                    PAGE                 COMMON STOCK
                                  ------
Prospectus Summary    ...........     3
Risk Factors ....................     6
Use of Proceeds .................    17
Dividend Policy .................    18
Dilution  .......................    18
Capitalization  .................    19
Selected Financial Data  ........    20
Management's Discussion and
 Analysis of Financial
 Condition and Results                          -------------------------------
 of Operations ..................    21                   PROSPECTUS
Business  .......................    29         -------------------------------
Management   ....................    47               FERRIS, BAKER WATTS
Principal Stockholders   ........    53                  Incorporated
Certain Transactions  ...........    54
Description of Capital Stock   ..    55
Shares Eligible for Future Sale..    60
Underwriting ....................    61
Legal Matters   .................    62
Experts   .......................    62
Available Information ...........    62          BOENNING & SCATTERGOOD, INC.
Glossary of Terms  ..............    G-1
Index to Financial Statements  ..    F-1

     UNTIL  _____,  1997 (25 DAYS  AFTER
THE  DATE  OF  THIS   PROSPECTUS),   ALL
DEALERS  EFFECTING  TRANSACTIONS  IN THE
COMMON    STOCK,    WHETHER    OR    NOT
PARTICIPATING IN THIS DISTRIBUTION,  MAY
BE  REQUIRED  TO  DELIVER A  PROSPECTUS.
THIS DELIVERY REQUIREMENT IS IN ADDITION
TO THE  OBLIGATION OF DEALERS TO DELIVER
A PROSPECTUS WHEN ACTING AS UNDERWRITERS
AND WITH RESPECT TO UNSOLD ALLOTMENTS OR               ___________, 1997
SUBSCRIPTIONS.

========================================   =====================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth an estimate (except for the SEC registration fee, NASD filing fee and Nasdaq National Market listing fee) of the fees and expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions.




          SEC registration fee    ..............................  $ 11,880
          NASD filing fee   ....................................    32,000
          Nasdaq National Market listing fee  ..................     5,000
          Legal fees and expenses    ...........................   425,000
          Accounting fees and expenses  ........................   300,000
          Blue Sky fees and expenses ...........................     5,000
          Printing and engraving expenses  .....................   150,000
          Transfer Agent and Registrar fees and expenses  ......       300
          Miscellaneous  .......................................    25,000
                  Total  .......................................  $954,180
                                                                  ========



ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland permits a corporation to indemnify its present and former officers and directors, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their services in those or other capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; or (b) the director or officer actually received an improper personal benefit in money, property, or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Maryland law permits a corporation to indemnify a present and former officer to the same extent as a director, and to provide additional indemnification to an officer who is not also a director. In addition, Section 2-418(f) of the Corporations and Associations Article of the Annotated Code of Maryland permits a corporation to pay or reimburse, in advance of the final disposition of a proceeding, reasonable expenses (including attorney's fees) incurred by a present or former director or officer made a party to the proceeding by reason of his service in that capacity, provided that the corporation shall have received (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and (b) a written undertaking by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

     The Registrant has provided for indemnification of directors, officers, employees, and agents in Article VIII of its charter. This provision reads as follows:

       (a) To the maximum extent permitted by the laws of the State of Maryland in effect from time to time, any person who is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person (i) is or was a director or officer of the Corporation or of a predecessor of the Corporation, or (ii) is or was a director or officer of the Corporation or of a predecessor of the Corporation and is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, limited liability company, partnership, joint venture, trust, other enterprise, or employee benefit plan, shall be indemnified by the Corporation against judgments, penalties, fines, settlements and reasonable expenses (including, but not limited to attorneys' fees and court costs) actually incurred by such person in connection with such action, suit or proceeding, or in connection with any appeal thereof (which reasonable expenses may be paid or reimbursed in advance of final disposition of any such suit, action or proceeding).


       (b) To the maximum extent permitted by the laws of the State of Maryland in effect from time to time, any person who is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person (i) is or was an employee or agent of the Corporation or of a predecessor of the Corporation, or (ii) is or was an employee or agent of the Corporation or of a predecessor of the Corporation and is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, limited liability company, partnership, joint venture, trust, other enterprise, or other employee benefit plan, may (but need not) be indemnified by the Corporation against judgments, penalties, fines, settlements and reasonable expenses (including, but not limited to, attorneys' fees and court costs) actually incurred by such person in connection with such action, suit or proceeding, or in connection with any appeal thereof (which reasonable expenses may be paid or reimbursed in advance of final disposition of any such suit, action or proceeding).


       (c) Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the charter or bylaws of the Corporation inconsistent with this Article, shall apply to or affect in any respect the applicability of this Article with respect to indemnification for any act or failure to act which occurred prior to such amendment, repeal or adoption.


       (d) The foregoing right of indemnification and advancement of expenses shall not be deemed exclusive of any other rights of which any officer, director, employee or agent of the Corporation may be entitled apart from the provisions of this Article.


     Under Maryland law, a corporation is permitted to limit by provision in its charter the liability of directors and officers, so that no director or officer of the corporation shall be liable to the corporation or to any stockholder for money damages except to the extent that (i) the director or officer actually received an improper benefit in money, property, or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in the proceeding that the director's or officer's action, or failure to act, was the result or active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Registrant has limited the liability of its directors and officers for money damages in Article VII of its charter, as amended. This provision reads as follows:


       No director or officer of the Corporation shall be liable to the Corporation or to any stockholder for money damages except to the extent that
   (i) the director or officer actually received an improper personal benefit in money, property, or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in the proceeding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Neither the amendment nor repeal of this Article, nor the adoption or amendment of any provision of the charter or bylaws of the Corporation inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following sets forth information as of August 31, 1997, regarding all sales of unregistered securities of the Registrant during the past three years. All such shares were issued in reliance upon an exemption or exemptions from registration under the Securities Act by reason of Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. In connection with each of these transactions, the securities were sold to a limited number of persons, such persons were provided access to all relevant information regarding the Registrant and/or represented to the Registrant that they were "sophisticated" investors, and such persons represented to the Registrant that the shares were purchased for investment purposes only and with no view toward distribution.

       (a) In February 1995, the Registrant completed a private sale of 807,124 shares of Common Stock to a foreign corporation for an aggregate investment of $750,000. No underwriters were used in connection with either private transactions.

       (b) During the period, the Registrant also granted options pursuant to its Amended and Restated Stock Option Plan to 32 persons to purchase an aggregate of up to 269,766 shares of Common Stock at exercise prices ranging from $.30 to $1.85 per share. In addition, the Registrant granted options pursuant to its 1997 Performance Incentive Plan to 55 persons to purchase an aggregate of up to 254,250 shares of Common Stock at an exercise price of $10.00 per share.

       (c) On July 1, 1997, the Registrant issued warrants to purchase up to 539,800 shares of its Common Stock to Signet Bank in connection with the provision by Signet of a revolving credit facility.

       (d) On July 29, 1997, the Registrant exchanged 17,175 shares of its non voting common stock held of record by Ram Mukunda for an equal number of shares of its voting common stock.

       (e) On September 11, 1997, the Registrant granted Atlantic-ACM the option to acquire 3,000 shares of Common Stock in lieu of payment in the amount of $30,000 owed by the Registrant to Atlantic-ACM for certain consulting services.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS




 EXHIBIT
 NUMBER                                      DESCRIPTION OF EXHIBIT
--------   ------------------------------------------------------------------------------------------
  1.1**    Form of Underwriting Agreement.
  3.1*     Amended and Restated Articles of Incorporation.
  3.2*     Amended and Restated Bylaws.
  4.1*     Specimen of Common Stock Certificate.
  4.2*     Warrant  Agreement dated as of July 1, 1997 by and between Startec,  Inc.
           and Signet Bank.
  4.3**    Form of Underwriters' Warrant Agreement (including Form of Warrant).
  4.4*     Voting  Agreement  dated as of July 31, 1997 by and between Ram Mukunda and Vijay and
           Usha Srinivas.
  5.1**    Opinion of Shulman,  Rogers, Gandal, Pordy & Ecker, P.A. with respect to the Registrant's Common Stock.
  10.1*    Secured Revolving Line of Credit Facility Agreement dated as of July 1, 1997 by and be-
           tween Startec, Inc. and Signet Bank.
  10.2*    Lease by and between Vaswani Place Limited Partnership and Startec, Inc. dated as of Sep-
           tember 1, 1994, as amended.
  10.3*    Agreement by and between World Communications, Inc. and Startec, Inc. dated as of April
           25, 1990.

 EXHIBIT
  NUMBER                                       DESCRIPTION OF EXHIBIT
----------   ------------------------------------------------------------------------------------------
  10.4*      Co-Location and Facilities Management Services Agreement by and between Extranet Tele-
             communications, Inc. and Startec, Inc. dated as of August 28, 1997.
  10.5*      Employment Agreement dated as of July 1, 1997 by and between Startec, Inc. and Ram
             Mukunda.
  10.6*      Employment Agreement dated as of July 1, 1997 by and between Startec, Inc. and Prabhav
             V. Maniyar.
  10.7*      Amended and Restated Stock Option Plan.
  10.8*      1997 Performance Incentive Plan.
  10.9*      Subscription Agreement by and among Blue Carol Enterprises, Limited, Startec, Inc. and
             Ram Mukunda dated as of February 8, 1995.
  10.10*     Agreement for Management Participation by and among Blue Carol Enterprises, Limited,
             Startec, Inc. and Ram Mukunda dated as of February 8, 1995, as amended as of June 16,
             1997.
  10.11*     Service Agreement by and between Companhia Santomensed De Telecommunicacoes and
             Startec, Inc. as amended on February 8, 1995.
 10.12*+     Lease Agreement between Companhia Portuguesa Radio Marconi, S.A. and Startec, Inc.
             dated as of June 15, 1996.
 10.13*+     Indefeasible Right of Use Agreement between Companhia Portuguesa Radio Marconi, S.A.
             and Startec, Inc. dated as of January 1, 1996.
 10.14*+     International Telecommunication Services Agreement between Videsh Sanchar Nigam Ltd.
             and Startec, Inc. dated as of November 12, 1992.
 10.15*+     Digital Service Agreement with Communications Transmission Group, Inc. dated as of Oc-
             tober 25, 1994.
 10.16*+     Lease Agreement by and between GPT Finance Corporation and Startec, Inc. dated as of
             January 10, 1990.
 10.17*+     Carrier Services Agreement by and between Frontier Communications Services, Inc. and
             Startec, Inc. dated as of February 26, 1997.
 10.18*+     Carrier Services Agreement by and between MFS International, Inc. and Startec, Inc. dated as of July 3, 1996.
 10.19*+     International Carrier Voice Service Agreement by and between MFS International, Inc. and
             Startec, Inc. dated as of June 6, 1996.
 10.20*+     Carrier Service Agreement by and between Cherry Communications, Inc. and Startec, Inc.
             dated as of June 7, 1995.
 11.1**      Statement  regarding  computation of earnings per share.
 23.1**      Consent
             of Arthur Andersen LLP.
  23.2**     Consent of Shulman, Rogers, Gandal, Pordy & Ecker, P.A. (included in Exhibit 5.1).
  24.1*      Power of Attorney (contained on the signature page).
  27.1**     Financial Data Schedule.
  99.1*      Consent of Nazir G. Dossani.
  99.2*      Consent of Richard K. Prins.


----------
  * Previously filed.


 ** Filed herewith.


  + Portions  of the  Exhibit  have been  omitted  pursuant  to a  request  for
    Confidential   Treatment  filed with the Securities and Exchange  Commission under Rule 406 of the Securities Act and the Freedom of Information Act.

     (B) FINANCIAL STATEMENT SCHEDULES.

     The following financial statement schedules are included in Part II of this Registration Statement:

     Schedule II-Valuation and Qualifying Accounts

     All other schedules are omitted because they are inapplicable or because the information required is included in the financial statements or notes thereto.


ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Company's Charter or Bylaws, Maryland law, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denomination and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montgomery County, State of Maryland, on the 6th day of October, 1997.


                                        STARTEC GLOBAL COMMUNICATIONS
                                        CORPORATION




                                        By: /s/ Ram Mukunda
                                           ------------------------------------

                                           Ram Mukunda
                                           President and Chief Executive
                                           Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.






        SIGNATURES                             TITLE                           DATE
---------------------------   ----------------------------------------   ----------------
        /s/ Ram Mukunda                                                   October 6, 1997
-------------------------
           Ram Mukunda         President, Chief Executive Officer,
                                Treasurer and Director (Principal
                                Executive Officer)

          /s/    *                                                        October 6, 1997
-------------------------
      Prabhav V. Maniyar      Senior Vice President, Chief Financial
                               Officer, Secretary and Director
                               (Principal Financial and Accounting
                                Officer)

          /s/    *                                                       October 6, 1997
-------------------------     Director
         Vijay Srinivas





*By:   /s/ Ram Mukunda
     --------------------
      Attorney-in-Fact

                    Report of Independent Public Accountants



To Startec Global Communications Corporation (formerly Startec, Inc.):

     We have audited in accordance with generally accepted auditing standards, the financial statements of Startec Global Communications Corporation (formerly Startec, Inc.) included in this registration statement and have issued our report thereon dated September 11, 1997. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The
Schedule II - Valuation And Qualifying Accounts is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                        ARTHUR ANDERSEN LLP



Washington, D.C.
September 11, 1997

                   STARTEC GLOBAL COMMUNICATIONS CORPORATION
                            (FORMERLY STARTEC, INC.)


                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)





                   COLUMN A                      COLUMN B     COLUMN C        COLUMN D         COLUMN E     COLUMN F
---------------------------------------------- ------------ ------------ ------------------ -------------- -----------
                                                                       ADDITIONS
                                                            -------------------------------
                                                BALANCE AT   CHARGED TO      CHARGED TO                     BALANCE AT
                                                BEGINNING    COSTS AND    OTHER ACCOUNTS -   DEDUCTIONS -    END OF
                 DESCRIPTION                    OF PERIOD     EXPENSES      DESCRIBE(A)      DESCRIBE(B)     PERIOD
---------------------------------------------- ------------ ------------ ------------------ -------------- -----------
Reflected as reductions to the related assets:
 Provision for uncollectible accounts (deduc-
   tions from trade accounts receivable)
 Year ended December 31, 1994  ...............     $696         $  -            $120           $  (64)       $  752
 Year ended December 31, 1995  ...............      752          150             174             (619)          457
 Year ended December 31, 1996  ...............      457          783             464             (625)        1,079

----------
(a)  Represents   reduction  of  revenue  for  accrued  credits  on  residential business.

(b)  Represents amounts written off as uncollectible.

                                 EXHIBIT INDEX


                                                                                                  SEQUENTIAL
 EXHIBIT                                                                                            PAGE
  NUMBER                                  DESCRIPTION OF EXHIBITS                                  NUMBER
----------   ---------------------------------------------------------------------------------   -----------
  1.1**      Form of Underwriting Agreement.
  3.1*       Amended and Restated Articles of Incorporation.
  3.2*       Amended and Restated Bylaws.
  4.1*       Specimen of Common Stock Certificate.
  4.2*       Warrant Agreement dated as of July 1, 1997 by and between Startec, Inc. and
             Signet Bank.
  4.3**      Form of Underwriters' Warrant Agreement (including Form of Warrant).
  4.4*       Voting Agreement dated as of July 31, 1997 by and between Ram Mukunda and
             Vijay and Usha Srinivas.
  5.1**      Opinion  of  Shulman,  Rogers,  Gandal,  Pordy & Ecker,  P.A.  with respect to the Registrant's Common Stock.
  10.1*      Secured Revolving Line of Credit Facility Agreement dated as of July 1, 1997 by and between Startec, Inc. and Signet Bank.
  10.2*      Lease by and between Vaswani Place Limited Partnership and Startec, Inc. dated as of September 1, 1994, as amended.
  10.3*      Agreement by and between World Communications, Inc. and Startec, Inc. dated as of April 25, 1990.
  10.4*      Co-Location and Facilities Management Services Agreement by and between
             Extranet Telecommunications, Inc. and Startec, Inc. dated as of August 28, 1997.
  10.5*      Employment Agreement dated as of July 1, 1997 by and between Startec, Inc. and
             Ram Mukunda.
  10.6*      Employment Agreement dated as of July 1, 1997 by and between Startec, Inc. and
             Prabhav V. Maniyar.
  10.7*      Amended and Restated Stock Option Plan.
  10.8*      1997 Performance Incentive Plan.
  10.9*      Subscription Agreement by and among Blue Carol Enterprises, Limited, Startec,
             Inc. and Ram Mukunda dated as of February 8, 1995.
  10.10*     Agreement for Management Participation by and among Blue Carol Enterprises,
             Limited, Startec, Inc. and Ram Mukunda dated as of February 8, 1995, as amended as of June 16, 1997.
  10.11*     Service Agreement by and between Companhia Santomensed De Telecommuni-
             cacoes and Startec, Inc. as amended on February 8, 1995.
 10.12*+     Lease Agreement between Companhia Portuguesa Radio Marconi, S.A. and
             Startec, Inc. dated as of June 15, 1996.
 10.13*+     Indefeasible Right of Use Agreement between Companhia Portuguesa Radio
             Marconi, S.A. and Startec, Inc. dated as of January 1, 1996.
 10.14*+     International Telecommunication Services Agreement between Videsh Sanchar
             Nigam Ltd. and Startec, Inc. dated as of November 12, 1992.
 10.15*+     Digital Service Agreement with Communications Transmission Group, Inc. dated as of October 25, 1994.
 10.16*+     Lease Agreement by and between GPT Finance Corporation and Startec,
             Inc. dated as of January 10, 1990.

                                                                                                SEQUENTIAL
 EXHIBIT                                                                                          PAGE
NUMBER                                   DESCRIPTION OF EXHIBITS                                 NUMBER
----------   -------------------------------------------------------------------------------   -----------
 10.17*+     Carrier Services Agreement by and between Frontier Communications Services,
             Inc. and Startec, Inc. dated as of February 26, 1997.
10.18*+      Carrier Services Agreement by and between MFS International, Inc. and Startec,
             Inc. dated as of July 3, 1996.
10.19*+      International Carrier Voice Service Agreement by and between MFS Interna-
             tional, Inc. and Startec, Inc. dated as of June 6, 1996.
10.20*+      Carrier Service Agreement by and between Cherry Communications, Inc. and
             Startec, Inc. dated as of June 7, 1995.
  11.1**     Statement  regarding  computation of earnings per share.
  23.1**     Consent of Arthur Andersen LLP.
  23.2**     Consent of Shulman, Rogers, Gandal, Pordy & Ecker, P.A. (included in Exhibit
             5.1).
  24.1*      Power of Attorney (contained on the signature page).
  27.1**     Financial Data Schedule.
  99.1*      Consent of Nazir G. Dossani.
  99.2*      Consent of Richard K. Prins.


----------
  * Previously filed.


 ** Filed herewith.

  + Portions of the Exhibit have been omitted pursuant to a request for Confidential Treatment filed with the Securities and Exchange Commission under Rule 406 of the Securities Act and the Freedom of Information Act.